     As filed with the Securities and Exchange Commission on August 2, 1996
                                                   REGISTRATION NO. 333-04043


________________________________________________________________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          __________________________



                                AMENDMENT NO. 1
                                       to

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           __________________________

                           MARKS BROS. JEWELERS, INC.

             (Exact name of registrant as specified in its charter)

         DELAWARE                           5944                  36-1433610
(State or other jurisdiction of   (Primary Standard Industrial   (IRS Employer
incorporation or organization)    Classification Code Number)    Identification
                                                                      No.)

                              155 N. WACKER DRIVE
                            CHICAGO, ILLINOIS  60606
                                 (312) 782-6800

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               JOHN R. DESJARDINS
                       EXECUTIVE VICE PRESIDENT, FINANCE
                        AND ADMINISTRATION AND TREASURER
                           MARKS BROS. JEWELERS, INC.
                              155 N. WACKER DRIVE
                            CHICAGO, ILLINOIS  60606
                                 (312) 782-6800
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           __________________________

                                   Copies to:

                                  JOHN J. SABL
                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7567



         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.


         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]


         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           __________________________

                        CALCULATION OF REGISTRATION FEE




                                                          PROPOSED MAXIMUM        PROPOSED MAXIMUM
     TITLE OF SECURITIES            AMOUNT TO BE           OFFERING PRICE            AGGREGATE                AMOUNT OF
       TO BE REGISTERED              REGISTERED               PER NOTE             OFFERING PRICE        REGISTRATION FEE
 ----------------------------------------------------------------------------------------------------------------------------
 Series C Senior
 Subordinated Notes                 $12,000,000                 N/A                     N/A                   $4,138.00 (1)
 Due 2004.............

 Series D Senior                    $ 8,000,000                 N/A                     N/A                   $2,759.00 (1)
 Subordinated Notes Due
 2004.................

 Series A Senior
 Subordinated Notes Due
 2004..................             $ 2,255,000                 100% (2)         $ 2,255,000 (2)              $  778.00






(1)      Previously filed



(2) Estimated solely for the purpose of determining the registration fee. No consideration will be received by the Registrant for the sale of these securities.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                           MARKS BROS. JEWELERS, INC.

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                 OF INFORMATION REQUIRED BY PART I OF FORM S-1



         REGISTRATION STATEMENT ITEM AND CAPTION                    LOCATION OR HEADING IN PROSPECTUS
         ---------------------------------------                    ---------------------------------

1.  Forepart of the Registration Statement and
    Outside Front Cover Page of Prospectus  . . . . . . .       Facing Page; Cross Reference Sheet; Outside Front Cover Page

2.  Inside Front and Outside Back Cover Pages
    of Prospectus   . . . . . . . . . . . . . . . . . . .       Inside Front and Outside Back Cover Pages

3.  Summary Information, Risk Factors and Ratio of
    Earnings to Fixed Charges   . . . . . . . . . . . . .       Prospectus Summary; Risk Factors, Selected Financial and Operating
                                                                Data

4.  Use of Proceeds   . . . . . . . . . . . . . . . . . .       Prospectus Summary; The Recapitalization

5.  Determination of Offering Price   . . . . . . . . . .       Information Concerning Selling Noteholder and Plan of Distribution

6.  Dilution  . . . . . . . . . . . . . . . . . . . . . .       Not Applicable

7.  Selling Security Holders  . . . . . . . . . . . . . .       Information Concerning Selling Noteholder and Plan of Distribution

8.  Plan of Distribution  . . . . . . . . . . . . . . . .       Exchange Offer Distribution; Information Concerning Selling
                                                                Noteholder and Plan of Distribution

9.  Description of Securities to be Registered.   . . . .       The New Notes and Resale Series A Notes

10.  Interests of Named Experts and Counsel . . . . . . .       Not Applicable

11.  Information with Respect to the Registrant . . . . .       Prospectus Summary; Risk Factors; The Recapitalization; The
                                                                Exchange Offer; Price Range of Common Stock; Capitalization;
                                                                Selected Historical Financial and Operating Data; Pro Forma
                                                                Financial Data; Management's Discussion and Analysis of Financial
                                                                Condition and Results of Operations; Business; The New Notes; Other
                                                                Indebtedness; Management; Certain Transactions; Stock Ownership;
                                                                Financial Statements

12. Disclosure of Commission Position on
    Indemnification for Securities Act Liabilities  . . .       Not Applicable




INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROPSECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                  Subject to Completion, Dated August 2, 1996


PROSPECTUS

                           MARKS BROS. JEWELERS, INC.
                                   EST. 1895

                             Offer to Exchange its
                  Series C Senior Subordinated Notes Due 2004
              which have been registered under the Securities Act
                       for any and all of its outstanding
                Series A Senior Subordinated Notes Due 2004 and
                  Series D Senior Subordinated Notes Due 2004
              which have been registered under the Securities Act
                       for any and all of its outstanding
                  Series B Senior Subordinated Notes Due 2004

                       and Offer by Selling Noteholder
              to sell Series A Senior Subordinated Notes due 2004

                             ____________________

                       The Exchange Offer will expire at 5:00 p.m., New York

City time on __________ __, 1996, unless extended.  Marks Bros.  Jewelers,
Inc., a Delaware corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange (i) $1,000 principal amount of its Series C Senior Subordinated Notes Due 2004 (the "Series C Notes"), which will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for each $1,000 principal amount of its outstanding Series A Senior
Subordinated Notes Due 2004 (the "Series A Notes"), of which $12,000,000 aggregate principal amount is outstanding, and (ii) $1,000 principal amount of its Series D Senior Subordinated Notes Due 2004 (the "Series D Notes," and, together with the Series C Notes, the "New Notes" or the "Securities"), which will have been registered under the Securities Act, pursuant to a Registration Statement of which this Prospectus is a part, for each $1,000 principal amount of its outstanding Series B Senior Subordinated Notes Due 2004 (the "Series B Notes," and, together with the Series A Notes, the "Old Notes") of which $8,000,000 aggregate principal amount is outstanding. The form and terms of the Series C Notes are the same as the form and terms of the Series A Notes, and the form and terms of the Series D Notes are the same as the form and terms of the Series B Notes, except that the Series C Notes and the Series D Notes will have been registered under the Securities Act. The Series C Notes will evidence the same debt as the Series A Notes (which they replace) and the Series D Notes will evidence the same debt as the Series B Notes (which they replace) and, in each case, will be issued under, and entitled to the benefits of, the Indenture governing the Series A Notes and the Series B Notes dated as of April 15, 1996, as supplemented or amended (the "Indenture"). All references herein to the "Notes" shall be references to the Old Notes and/or the New Notes, whichever was, is or will be outstanding in the particular context. See "The Exchange Offer" and "The New Notes."


                       The Company will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on __________, 1996, unless extended by the Company in its sole discretion (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer." Old Notes may be tendered only in integral multiples of $1,000 principal amount at maturity.

                       Interest on the Series C Notes is payable quarterly on January 31, April 30, July 31 and October 31 in each year, commencing July 31, 1996, and will accrue at the rate of 12.15% per annum until maturity or earlier redemption. The Series C Notes mature on October 31, 2004. Quarterly installments of principal of the Series C Notes in the amount of $855,000 will be mandatorily prepayable, commencing July 31, 2001, through operation of a mandatory sinking fund. See "The New Notes--Mandatory Redemption." The Series C Notes are redeemable, in whole or in part, at the option of the Company, for cash at any time on or after July 31, 2001 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.

                       Interest on the Series D Notes is payable quarterly on January 31, April 30, July 31 and October 31 in each year, commencing July 31, 1996, and will accrue at the rate of (a) 15% per annum, payable in cash, plus, for subsequent periods commencing May 1, 1998, (b) 1% per annum (increasing in 1% increments per each subsequent year commencing May 1, 1999), payable, at the option of the Company, in cash or by delivery of additional Series D Notes, in each case until maturity or earlier redemption. The Series D Notes mature on October 31, 2004. Quarterly installments of principal of the Series D Notes in the amount of not less than $571,000 will be mandatorily prepayable, commencing July 31, 2001, through operation of a mandatory sinking fund. See "The New Notes -- Mandatory Redemption." The Series D Notes are redeemable, in whole or in part, at the option of the Company, for cash at any time at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.

                       The Series C Notes and the Series D Notes will be unsecured general obligations of the Company and will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company. As of April 30, 1996, on a pro forma basis after giving effect to the Recapitalization (as defined), the Company had outstanding Senior Indebtedness in the principal amount of approximately $19,519,000.


                       The New Notes will be issued in fully-registered book-entry form. Ownership interests in the New Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC (as defined), and its participants. Purchases of the New Notes under the DTC system must be made by or through DTC participants, which will receive a credit for the New Notes on DTC's records. Owners of beneficial interests in the New Notes will be entitled to physical delivery of the New Notes in certificated form equal in principal amount to their respective beneficial interests only under the circumstances described under the caption "The New Notes--Book-Entry Only System."

                       There has not previously been any public market for the
Notes.   The Company does not  intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Notes will develop. See "Risk Factors--Lack of Public Market." The Company has agreed to pay the expenses of the Exchange Offer.

                       Any broker or dealer participating in the Exchange Offer will be required to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the New Notes received by it in the Exchange Offer. Only brokers or dealers who hold Old Notes that were acquired for their own accounts as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company), may use this Prospectus to satisfy the prospectus delivery requirements of the Securities Act. The delivery of this Prospectus by such a broker or dealer shall not constitute an admission that such a broker or dealer is an "underwriter" under the Securities Act. See "Plan of Distribution."


        This Prospectus also relates to $2,255,000 aggregate principal amount of the Company's Series A Notes (the "Resale Series A Notes") to be sold hereunder by a Selling Noteholder. The Resale Series A Notes to be sold by the Selling Noteholder may be sold from time to time by the Selling Noteholder directly to one or more purchasers, at prices and on terms then prevailing or at prices related to the then-current market price or in negotiated transactions, or through brokers and/or dealers engaged by the Selling Noteholders. See "Information Concerning Selling Noteholder and Plan of Distribution."



                       SEE "RISK FACTORS" AT PAGE 9 FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE NEW NOTES OFFERED HEREBY.

                         _____________________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS  PROSPECTUS.   ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is __________ __, 1996

                       NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY EXCHANGE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                       Until __________ __, 1996 (90 days after commencement of this offering), all dealers effecting transactions in the New Notes, whether or not participating in this offering, may be required to deliver a Prospectus.

                       Except as provided below, the New Notes will be available initially only in book-entry form. The Company expects that, except as provided below, the New Notes sold pursuant hereto will be issued in the form of one fully-registered Series C Note in the aggregate issuance amount and one fully-registered Series D Note in the aggregate issuance amount (the "Global Notes"). The Global Notes will be deposited with, or on behalf of, The Depository Trust Company (the "Depository" or "DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Notes representing the New Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants.
After the initial issuance of the Global Notes, New Notes in certificated form will be issued in exchange for the Global Notes only as set forth in the Indenture. See "The New Notes--Book-Entry Only System."

                              ____________________

                               TABLE OF CONTENTS


                                                                                                   PAGE
                                                                                                   ----

Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      9
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     14
The Exchange Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15
Price Range Of Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     23
Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     23
Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     24
Selected Historical Financial And Operating Data  . . . . . . . . . . . . . . . . . . . . . . .     25
Pro Forma Financial Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     27
Management's Discussion And Analysis Of Financial Condition And Results Of Operations . . . . .     29
Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     35
The Recapitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     45
The New Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     47
Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     66
Certain Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     73
Stock Ownership . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     74
Certain Federal Income Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . . . .     77
Exchange Offer Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     80
Information Concerning Selling Noteholder and Plan Of Distribution  . . . . . . . . . . . . . .     80
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     80
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     80
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     81
Index To Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-1



                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Certain terms used throughout this Prospectus have the meanings set forth in "The New Notes--Certain Definitions." The Company s fiscal year ends on January 31. References to fiscal years by date refer to the fiscal year beginning February 1 of that calendar year; for example, "fiscal 1995" began on February 1, 1995 and ended on January 31, 1996.

                                  THE COMPANY


         Marks Bros. Jewelers, Inc. (the "Company") is a leading, national specialty retailer of fine jewelry (based on number of stores, according to the May 16, 1995 issue of National Jeweler), operating 151 stores in 24 states at April 30, 1996. Founded in 1895, the Company operates stores in regional and super-regional shopping malls under the names Whitehall Co. Jewellers(R) (117 stores), Lundstrom Jewelers(R) (30 stores) and Marks Bros. Jewelers(TM) (4 stores)(in each case, as of April 30, 1996). The Company offers at competitive prices an in-depth selection of fine jewelry in the following key categories: diamond, gold, precious and semi-precious jewelry. The Company's target customers are middle to upper middle income women over 25 years old. Central to the Company's growth in operating profits and its high store productivity are its small but flexible store format, the absence of recourse credit risk, its strong sales culture, and its operating efficiencies at both the store and corporate levels.


         From fiscal 1991 to fiscal 1995, the Company's net sales grew at a compound annual rate of 14.3%, from $76.7 million to $131.0 million, while income from operations grew at a compound annual rate of 30.2%, from $5.4 million to $15.4 million. The Company's growth during this period is attributable to (i) new store openings, which resulted in an increase in the number of stores from 111 to 146 stores, (ii) higher store productivity, as average annual sales per store increased from $699,000 to $936,000, and (iii) improved operating efficiencies, which resulted in an increase in the Company's operating margin from 7.0% to 11.8%. Although the Company recorded income from operations in each of the last five fiscal years, it recognized net losses in fiscal 1991, 1992 and 1993, primarily due to high interest expense. In fiscal 1995, the Company s operating return on store investment for new stores opened during the prior fiscal year was approximately 28%. Virtually all of the Company's stores are profitable on a store operating basis, and almost all of the Company's new stores are profitable on a store operating basis for their first year of operation.

         The Company believes it has significant opportunities to increase sales and profitability through an increased number of planned store openings (including 18 in fiscal 1996 and 23 in fiscal 1997), the implementation of several new sales and merchandising programs designed to continue comparable store sales growth, and continued adherence to its strict operating standards regarding performance of sales personnel, store profitability and cost control. The cost of opening a new store on average is approximately $545,000, including inventory, capital expenditures and pre-opening expenses.

         The key elements of the Company's multi-faceted operating and growth strategies are as follows:

         OPERATING STRATEGIES

         - Small, Flexible Store Format in Regional Malls. The Company believes it has a competitive advantage in obtaining high traffic, "center court" locations in desirable regional and super-regional malls due principally to (i) its small average store size of approximately 775 square feet, which, while considerably smaller than the average store size of most of the Company's competitors, generates comparable sales volumes,
                 (ii) its ability to adapt its store design to various sizes and configurations, and (iii) its high average annual sales per square foot (approximately $1,200 in fiscal 1995). Over two-thirds of the Company's stores are located in high traffic, "center court" locations. The stores' small, flexible format (which lowers the Company's fixed occupancy costs) and high productivity are desirable to mall owners.

         - Absence of Recourse Credit Risk. The Company operates based upon a "no credit risk" policy. When purchasing on credit, customers must use their personal credit cards, the Company's private label credit card (which is available through a third party and is non-recourse to the Company), or other non-recourse third party credit arrangements. The Company's strict credit policy eliminates its credit risk associated with the customer's failure to pay. This policy also distinguishes the Company from most of its competitors, which not only bear such credit risk, but also rely on finance income in addition to merchandise sales.

         - Motivated, Sales-Oriented Store Personnel. The primary responsibility of store sales personnel is selling to customers. Most non-sales activities are largely centralized. Compensation and bonus programs reinforce sales and margin goals on a daily, weekly and monthly basis. The Company continually seeks to enhance the selling skills of its sales associates through recruitment of experienced sales personnel and extensive, ongoing training programs.

         - Differentiated Merchandising. The Company offers an in-depth selection of merchandise in several key categories of fine jewelry: diamond, gold, precious and semi-precious jewelry. This "key category" focus is oriented to the Company's target customer, the middle to upper middle income woman. Unlike many of its competitors, the Company carries only a limited selection of watches and virtually no costume jewelry or gift merchandise.

         - Strict Operating Controls. The Company emphasizes high performance standards, backed by strong incentive programs. Adherence to these standards in the areas of store site selection, sales targets, store profitability and cost control is fundamental to the Company's success.

         GROWTH STRATEGIES


         - Accelerated New Store Openings. The Company has opened 42 new stores (net of closings) since the beginning of fiscal 1991, including 15 in fiscal 1995 and five during February, March and April of fiscal 1996. The Company expects the Recapitalization (defined below) and the Offering of Notes made hereby to allow the Company to accelerate the pace of its new store openings. The Company currently plans to open 18 new stores in fiscal 1996 (five of which had been opened as of April 30, 1996) and 23 new stores in fiscal 1997. The Company seeks to open additional stores in existing markets where the Company believes it can obtain greater market penetration and to enter new geographic markets where it can "cluster" stores.


         - Comparable Store Sales Increases. The Company has achieved comparable store sales increases of 7.6% and 11.0% in fiscal 1994 and fiscal 1995, respectively. The Company seeks to achieve comparable store sales increases by (i) expanding the availability of non-recourse credit through its new "First Time Buyers" program, (ii) continuing to increase merchandise offerings in selected categories (especially higher priced merchandise), (iii) continuing the implementation of its return/exchange policy, (iv) using enhanced information systems to better monitor merchandise selection and provide important data on key customers, and (v) expanding its "customer friendly" merchandise displays to enhance the shopping experience and to create a more comfortable environment in which to encourage impulse purchases.

                 Marks Bros. Jewelers, Inc. was incorporated in Delaware in 1947 as the successor to a business dating back to 1895. Its principal place of business is located at 155 North Wacker Drive, Chicago, Illinois 60606, and its telephone number is (312) 782-6800.

                                USE OF PROCEEDS

                 The Company will not receive any proceeds from the Exchange Offer. The Old Notes were issued as part of the Company's recently completed Recapitalization, which included a restructuring of its outstanding indebtedness, intended to reduce the amount of the Company's debt and the related interest expense and to provide the Company with greater financial flexibility for operations and to support its store expansion strategy. The Recapitalization was completed on May 7, 1996. The Company utilized the funds generated by the Recapitalization principally to retire all of the Company's senior and subordinated indebtedness then outstanding. See "Use of Proceeds" and "The Recapitalization."


        The Company will not receive any proceeds from the sale of the Resale Series A Notes by the Selling Noteholder. See "Information Concerning Selling Noteholder and Plan of Distribution."

                              THE EXCHANGE OFFER

 Agreement to Exchange Securities. .     The Placement Agent Agreement,  dated May 2, 1996, between the
                                         Company and William Blair & Company, L.L.C., as placement agent, relating to the Series A Notes (the "Placement Agreement"), and the
                                         Note Agreement, dated as of April  15, 1996, between the Company and the Purchasers thereunder, relating to the Series B Notes (the
                                         "Note Agreement"), grant the holders of Old Notes certain exchange and registration rights.  See "The Exchange Offer -- Termination of
                                         Certain Rights."  This Exchange Offer is intended to satisfy such rights, which terminate upon the Consummation (as defined) of the
                                         Exchange Offer.  Therefore, the holders of New Notes are not entitled to any exchange or registration rights with respect to the
                                         New Notes.

 The Exchange Offer  . . . . . . . .     $1,000 principal amount of Series C Notes in exchange for each
                                         $1,000 principal amount of Series A Notes, and $1,000 principal amount of Series D Notes in exchange for each $1,000 principal amount of Series B Notes.  As of the date hereof, $12,000,000 aggregate principal amount of Series A Notes are outstanding and
                                         $8,000,000 aggregate principal amount of Series B Notes are outstanding.  The Company will issue the New Notes to holders on the earliest practicable date following the Expiration Date.

                                         Based on an interpretation by the staff of the Securities and
                                         Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that  New
                                         Notes issued pursuant to the Exchange Offer in exchange for Old
                                         Notes may be offered for resale, resold and otherwise transferred by any holder or beneficial owner thereof (other than any such holder or beneficial owner which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or a
                                         "broker" or "dealer" registered under the Securities and Exchange
                                         Act of 1934, as amended (the "Exchange Act") without compliance with the registration and prospectus delivery provisions of the
                                         Securities Act, provided that such  New Notes are acquired in the ordinary course of such holder's or beneficial owner's business and that such holder or beneficial owner has no arrangement or understanding with any person to participate in the distribution of such New Notes.  See "The Exchange Offer -- Resales of the New
                                         Notes."

 Expiration Date . . . . . . . . . .     5:00 p.m., New York City time, on __________ __, 1996, unless the
                                         Exchange Offer is extended by the Company in its sole discretion, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

 Condition to the Exchange Offer . .     The Exchange Offer is subject to certain customary conditions, which may be waived by the Company.  See "The Exchange Offer --
                                         Conditions of the Exchange Offer."

 Amendment to Indenture  . . . . . .     By executing the Letter of Transmittal, each holder of Old Notes will consent to a supplemental indenture that will amend the
                                         Indenture to provide, among other things, that the Series C Notes and the Series D Notes will be issued under, and entitled to the benefits of, the Indenture governing the Series A Notes and the
                                         Series B Notes.  See "Exchange Offer--Conditions of the Exchange
                                         Offer."



 Procedures for Tendering Old            Each holder of Old Notes wishing to accept the Exchange Offer must
   Notes . . . . . . . . . . . . . .     complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the Exchange Agent (as defined) at the address set forth herein.  By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the
                                         Securities Act, of the Company.  See "The Exchange Offer --
                                         Procedures for Tendering."

 Brokers or Dealers  . . . . . . . .     Any broker or dealer participating in the Exchange Offer will be required to acknowledge that it will deliver a prospectus in connection with any resales of the New Notes received by it in the
                                         Exchange Offer.  A broker or dealer registered under the Exchange
                                         Act that acquired Old Notes for its own account pursuant to its market-making or other trading activities (other than Old Notes acquired directly from the Company) may participate in the Exchange
                                         Offer but may be deemed an underwriter under the Securities Act and, therefore, must deliver a prospectus relating to the New Notes in connection with any resales by it of  New Notes acquired by it for its own account in the Exchange Offer; only such brokers or dealers may use this Prospectus in connection with the resales of the New Notes.  See "Plan of Distribution."

 Special Procedures for                  Any beneficial owner whose Old Notes are registered in the name of
    Beneficial  Owners . . . . . . .     a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf.  See "The Exchange Offer -- Procedures for Tendering."

 Guaranteed Delivery                     Holders of Old Notes who wish to tender their Old Notes and whose
    Procedures . . . . . . . . . . .     Old Notes are not immediately available or who cannot deliver their
                                         Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Old Notes according to the guaranteed delivery procedures set forth herein.  See "Exchange
                                         Offer -- Guaranteed Delivery Procedures."

 Withdrawal Rights . . . . . . . . .     Tenders may be withdrawn at any time prior to the Expiration Date.

 Acceptance of Old Notes and             The Company will accept for exchange any and all Old Notes which
   Delivery of New Notes . . . . . .     are properly tendered in the Exchange Offer prior to the Expiration
                                         Date.  The New Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration
                                         Date.  See "The Exchange Offer -- Terms of the Exchange Offer."

 Certain Tax Considerations  . . . .     For a discussion of certain federal income tax consequences of the exchange of Old Notes, see "Risk Factors--Certain Tax Consequences" and
                                         "Certain Federal Income Tax Consequences."

 Exchange Agent  . . . . . . . . . .     Norwest Bank Minnesota, National Association is serving as exchange agent
                                         (the "Exchange Agent") in connection with the Exchange Offer.




                            RESALE OF SERIES A NOTES



        This Prospectus also relates to $2,255,000 aggregate principal amount of the Company's Series A Notes (the "Resale Series A Notes") to be sold hereunder by a Selling Noteholder. The Resale Series A Notes may be sold from time to time by the Selling Noteholder directly to one or more purchasers, at prices and on terms then prevailing or at prices related to the then-current market price or in negotiated transactions, or through brokers and/or dealers engaged by the Selling Noteholder. See "Information Concerning Selling Noteholder and Plan of Distribution." Purchasers of the Resale Series A Notes may exchange such Resale Series A Notes for Series C Notes pursuant to the Exchange Offer made hereby, if tender of such Resale Series A Notes for Series C Notes is made on or before the Expiration Date. See "The Exchange Offer."

          SUMMARY OF TERMS OF THE NEW NOTES AND RESALE SERIES A NOTES



                 The Exchange Offer relates to $12,000,000 aggregate principal amount of Series A Notes and $8,000,000 aggregate amount of Series B Notes. This Prospectus also relates to $2,255,000 aggregate principal amount of the Company's Series A Notes (the "Resale Series A Notes") to be sold hereunder by a Selling Noteholder. The form and terms of the Series C Notes are the same in all material respects as the Series A Notes and the form and terms of the Series D Notes are the same in all material respects as the Series B Notes, except that the Series C Notes and the Series D Notes will have been registered under the Securities Act and will not bear legends restricting their transfer. The Series C Notes will evidence the same debt as the Series A Notes (which they replace) and the Series D Notes will evidence the same debt as the Series B Notes (which they replace). The Series C Notes and the Series D Notes will be issued under, and entitled to the benefits of, the Indenture governing the Series A Notes and the Series B Notes. All references in this summary to "Series C Notes" shall be deemed to also mean and include the $2,255,000 aggregate principal amount of Resale Series A Notes offered hereby. See "The Exchange Offer--Conditions of the Exchange Offer."



Maturity Date  . . . . . . . . . . .

      Series C Notes . . . . . . . .     October 31, 2004

      Series D Notes . . . . . . . .     October 31, 2004
 Interest Rate . . . . . . . . . . .

      Series C Notes . . . . . . . .     12.15% per annum, payable in cash

      Series D Notes . . . . . . . .     15% per annum, payable in cash, plus, for subsequent periods commencing May 1, 1998, 1% per annum (increasing in 1% increments per each subsequent year commencing May 1, 1999), payable, at the option of the Company, in cash or by delivery of additional Series
                                         D Notes.

 Interest Payment Dates  . . . . . .     January 31, April 30, July 31 and October 31 of each year, commencing July 31, 1996.
 Mandatory Redemption  . . . . . . .

      Series C Notes . . . . . . . .     Quarterly installments of principal of the Series C Notes in the amount of $855,000 will be mandatorily prepayable, commencing July
                                         31, 2001, through operation of a mandatory sinking fund.  See "The
                                         New Notes--Mandatory Redemption."

      Series D Notes . . . . . . .   .   Quarterly installments of principal of the Series D Notes in the amount of not less than $571,000 will be mandatorily prepayable, commencing July 31, 2001, through operation of a mandatory sinking fund.  See "The New Notes--Mandatory Redemption."

 Optional Redemption . . . . . . . .
      Series C Notes . . . . . . . .     The Series C Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2001 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.  See "The New
                                         Notes--Optional Redemption."

      Series D Notes . . . . . . . .     The Series D Notes will be redeemable at the option of the Company, in whole or in part, at any time, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.  See "The New Notes--Optional Redemption."




 Ranking . . . . . . . . . . . . . .     The New Notes will be unsecured senior subordinated obligations of the Company, subordinated to all existing and future Senior
                                         Indebtedness, which includes borrowings under the Bank Credit
                                         Agreement.  The New Notes will rank pari passu with any existing and future senior subordinated indebtedness of the Company and will rank senior to all other Subordinated Indebtedness (as defined).
                                         As of  April 30, 1996, on a pro forma basis after giving effect to the Recapitalization, the aggregate principal amount of Senior
                                         Indebtedness outstanding of the Company was approximately
                                         $19,519,000.  See "The New Notes--Subordination."

 Restrictive Covenants . . . . . . .     The Indenture pursuant to which the New Notes will be issued contains certain covenants, including, but not limited to, covenants with respect to the following matters:  (i) limitation on indebtedness, (ii) limitation on dividends and other restricted payments, (iii) limitation on redemption of capital stock of the
                                         Company and of certain subordinated obligations of the Company,
                                         (iv) limitation on liens, (v) restriction on transfer of assets,
                                         (vi) certain financial covenants, (vii) limitation on issuance and sale of capital stock by restricted subsidiaries, (viii) limitation on transactions with affiliates, (ix) limitation on dividend and other payment restrictions affecting restricted subsidiaries,
                                         (x) limitation on guarantees by restricted subsidiaries,
                                         (xi) limitation on certain other subordinated indebtedness and
                                         (xii) restrictions on mergers, consolidation and the transfer of all or substantially all of the assets of the Company to another person.  See "The New Notes--Certain Covenants."



                      SUMMARY FINANCIAL AND OPERATING DATA
      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)


                                                            YEAR ENDED JANUARY 31,
                                             ----------------------------------------------------     PRO FORMA
                                               1992       1993       1994       1995       1996        1996(1)
                                             --------   --------   --------   --------   --------    -----------
                                                                                                     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales................................  $ 76,749   $ 88,141   $ 91,106   $106,683   $131,022     $ 131,022
  Gross profit.............................    31,143     36,035     36,595     42,460     53,300        53,300
  Income from operations...................     5,362      8,064      8,255     11,712     15,413        15,413
  Interest expense.........................     9,397      7,821      8,920     10,594     12,314         5,798
  ESOP compensation........................        --      3,800        511        547        590            --
  Income (loss) from continuing operations
    before income tax......................   (17,157)    (3,557)    (1,176)       571      2,048         9,154
  Net income (loss)(2)(3)(4)(5)............  $(24,454)  $ (3,557)  $ (7,002)  $    571   $ 16,972     $  21,235
SUPPLEMENTAL PRO FORMA STATEMENT OF
  OPERATIONS DATA(5)(6):
  Net income...............................                                                           $   5,492
  Net income per share.....................                                                           $    0.62
  Weighted average number of common shares
    and common share equivalents
    outstanding(7).........................                                                           8,892,305
SELECTED OPERATING DATA:
  Ratio of Earnings to Fixed Charges(8)....      (.50)       .64        .90       1.04       1.13          2.03
  Stores open at end of period.............       111        113        122        131        146
  Average net sales per store(9)...........  $699,000   $784,000   $791,000   $836,000   $936,000
  Average net sales per gross square
    foot(10)...............................  $    883   $  1,008   $  1,013   $  1,068   $  1,187
  Comparable store sales increase
    (decrease)(11).........................       0.4%      12.5%      (0.5)%      7.6%      11.0%





                                               THREE MONTHS                 THREE MONTHS
                                         ENDED APRIL 30, 1996 (13)      ENDED APRIL 30, 1996 (13)
                                                                           PRO FORMA (1)
                                         ------------- -----------      --------------------------
                                                (UNAUDITED)                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales................................      $  29,560                   $ 29,560
  Gross profit.............................         11,626                     11,626
  Income from operations...................          1,608                      1,608
  Interest expense.........................          3,014                      1,397
  ESOP compensation........................             --                         --
  Income (loss) from continuing operations
    before income tax......................         (1,406)                       211
  Net income (loss)(2)(3)(4)(5)............      $    (858)                  $    129
  Net (loss) earnings per share............          (0.17)                      0.01
  Total weighted common shares and common
    share equivalents......................      5,080,787                  8,892,305
SUPPLEMENTAL PRO FORMA STATEMENT OF
  OPERATIONS DATA(5)(6):
  Net income...............................
  Net income per share.....................
  Weighted average number of common shares
    and common share equivalents
    outstanding(7).........................
SELECTED OPERATING DATA:
  Ratio of Earnings to Fixed Charges(8)....           0.63                       1.10
  Stores open at end of period.............
  Average net sales per store(9)...........
  Average net sales per gross square
    foot(10)...............................
  Comparable store sales increase
    (decrease)(11)......................... %





                                                                               JANUARY             APRIL 30, 1996
                                                                               31, 1996    ---------------------------------
                                                                                ACTUAL         ACTUAL          PRO FORMA (12)
                                                                               --------    ----------------   --------------
BALANCE SHEET DATA:
  Working capital...........................................................   $ 21,512        $ 19,024         $18,101
  Total assets..............................................................     87,403          98,168          74,096
  Total debt................................................................    107,891         115,352          39,519
  Stockholders' (deficit) equity............................................    (47,858)        (48,592)          3,169

- ------------------------------

 (1) Pro forma to give effect to the Recapitalization (including the Offering, the IPO, the Bank Facility, the Gold Consignment Facility and the restructuring of the Company's ESOP (each as defined)), and the use of the funds generated thereby, as if the Recapitalization had occurred on February 1, 1995. See "The Recapitalization" and "Pro Forma Financial Data."

 (2) The Company sold its direct marketing division as of January 31, 1992. In connection with this disposition, the Company recorded a $7.3 million loss in the year ended January 31, 1992 on the sale of the discontinued operations and a $2.7 million gain in the year ended January 31, 1994 upon its receipt of the deferred proceeds from the sale.

 (3) Net loss for the year ended January 31, 1994 reflects a charge for the cumulative effect of the Company's change in accounting in the amount of $8.5 million to adopt AICPA SOP 93-6 for the recognition of compensation expense on shares allocated to the ESOP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background" and Note 5 of Notes to Financial Statements.

 (4) Net income and pro forma net income for the year ended January 31, 1996 reflect an income tax benefit of $14.9 million and $12.1 million, respectively, resulting from the reversal of the Company's valuation allowance and recognition of a corresponding net deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background," "Pro Forma Financial Data" and Note 6 of Notes to Financial Statements.

 (5) In accordance with the accounting rules relating to pro forma financial information, pro forma net income and supplemental pro forma net income and net income per share do not reflect a one-time extraordinary gain of $17.4 million ($10.2 million net of tax) which will be recognized in the second quarter of fiscal 1996 upon the early extinguishment of debt in connection with the Recapitalization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background."

 (6) Supplemental pro forma statement of operations data (i) reflect the application of a tax provision (assuming a statutory rate of 40%) to historical net income from continuing operations before income tax and (ii) give effect to the Recapitalization and use of the funds generated thereby, as if it occurred on February 1, 1995. See "Pro Forma Financial Data."

 (7) The weighted average number of common shares and common share equivalents outstanding consists of (i) 8,372,267 shares of Common Stock outstanding (including 3,269,500 shares of Common Stock offered hereby); (ii) 3,588 common share equivalents relating to Class B Common Stock; and (iii) 516,449 common share equivalents relating to incentive stock options granted within one year prior to the IPO.

 (8) Represents income (loss) from continuing operations before fixed charges and income taxes divided by fixed charges.

 (9) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.

(10) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total gross square feet of such stores.

(11) A store becomes comparable after it has been open for 12 full months.


(12) Pro forma to give effect to the Recapitalization (including the Offering, the IPO, the Bank Facility, the Gold Consignment Facility and the restructuring of the ESOP) and the use of the funds generated thereby (including realization of the benefits of approximately $18.3 million in a debt discount (as of April 30, 1996)), as if the Recapitalization had occurred on April 30, 1996. See Use of Proceeds, "The Recapitalization" and "Pro Forma Financial Data."



(13) The financial data for the three months ended April 30, 1996 is derived from unaudited consolidated financial statements of the Company and reflects all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of the financial position and results of operations for this period.

                                  RISK FACTORS

         In addition to the other information in this Prospectus, holders of the Old Notes should carefully consider the following factors in this Prospectus.

LEVERAGE


         The Company is substantially leveraged. The Company's debt as of April 30, 1996, calculated on a pro forma basis after giving effect to the Recapitalization (and the use of the funds generated thereby), would have been approximately $39,519,000, or 93% of its total capitalization,. The Company's ratio of earnings to fixed charges (calculated based on income (loss) from continuing operations before fixed charges and income tax divided by fixed charges) on such pro forma basis for fiscal 1995 was approximately 2.03x.


         The degree to which the Company is leveraged could have important consequences to the holders of the New Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal and interest on its indebtedness; (iii) the Company may be more highly leveraged than some of its competitors, which may place the Company at a competitive disadvantage; and
(iv) the Company's significant degree of leverage could make it more vulnerable to changes in general economic conditions or factors affecting the jewelry business in particular. A substantial portion of the Company's indebtedness will bear interest at fluctuating rates, and changes in interest rates could adversely affect the Company's results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Furthermore, because the Bank Facility is secured by substantially all of the Company's assets, the lenders thereunder could look to the pledged assets to satisfy their claims.

SUBORDINATION AND UNSECURED NATURE OF THE NEW NOTES


         The payment of the principal of, premium, if any, and interest on, and any other amounts owing in respect of, the New Notes will be subordinated to the prior payment in full of all existing and future Senior Indebtedness (as defined). As of April 30, 1996, on a pro forma basis after giving effect to the Recapitalization (and the use of the funds generated thereby) the aggregate outstanding principal amount of Senior Indebtedness of the Company was approximately $19,519,000. The amount of Senior Indebtedness outstanding will fluctuate from time to time based upon, among other things, borrowings under the New Revolver. In the event of the bankruptcy, liquidation, dissolution, reorganization or winding up of the Company, the assets of the Company will be available to pay obligations in respect of the New Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the New Notes. In addition, the Company may not pay the principal of, premium, if any, or interest on, and any other amounts owing in respect of, the New Notes, or purchase, redeem or otherwise retire the New Notes, if a default in payment exists with respect to Senior Indebtedness. Under certain circumstances, no payments may be made for a specific period with respect to the principal of, premium, if any, or interest on, and any other amounts owing in respect of, the New Notes if a nonpayment default exists with respect to certain Senior Indebtedness, including indebtedness to be outstanding under the Bank Facility. See "The New Notes--Subordination."


         The Company's borrowings under the Bank Facility are secured by substantially all of the assets of the Company. The agreement governing the Bank Facility contains restrictions on the Company's operations and requires the Company to comply with certain financial covenants. If the Company fails to comply with such restrictions or financial covenants relating to the Bank Facility, the lenders thereof may accelerate the indebtedness and exercise their remedies with respect to the assets securing the Bank Facility. In addition, in the event of the Company's insolvency or liquidation, the claims of the lenders under the Bank Facility would have to be satisfied out of such collateral before any such assets would be available to pay claims of holders of the New Notes. If the lenders under the Bank Facility should foreclose on such collateral, it is possible that there would not be sufficient assets available in the Company to pay amounts due on the New Notes. See "The Recapitalization--Bank Facility."

FLUCTUATIONS IN COMPARABLE STORE SALES RESULTS

         A variety of factors affect the Company's comparable store sales results, including economic conditions, the retail sales environment and the Company's ability to execute its business strategy. The Company experienced an 11.0% comparable store sales increase in fiscal 1995. Although the Company has recently implemented strategies designed to increase comparable store sales, including its return/exchange program, its expanded non-recourse credit program (including the "First Time Buyers" program) and its merchandising policies, the Company does not expect comparable store sales to increase at as high a rate in the future. The Company's ability to achieve comparable store sales increases in the future will depend in large part on the successful implementation of these programs. There can be no assurance that any of these programs will be successful or that the Company will continue to achieve comparable store sales gains. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

         The Company's business is highly seasonal, with a significant portion of its sales and most of its income generated during the fourth fiscal quarter ending January 31. Sales in the fourth quarters of fiscal 1995 and 1994 accounted for 39.1% and 40.2%, respectively, of annual sales for such fiscal years. Income from operations for the fourth quarters of fiscal 1995 and 1994 accounted for 64.6% and 75.5%, respectively, of annual income from operations for such fiscal years. The Company has historically experienced net losses and lower net sales in each of its first three fiscal quarters. The Company expects this trend to continue for the foreseeable future and, in particular, expects to experience a net loss in the first fiscal quarter of 1996. The Company expects to continue to experience fluctuations in its net sales and net income due to a variety of factors. A shortfall in results for the fourth quarter of any fiscal year could have a material adverse effect on the Company's annual results of operations. The Company's quarterly results of operations also may fluctuate significantly as a result of a variety of factors, including the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of certain holidays, changes in the Company's merchandise, general economic, industry and weather conditions that affect consumer spending, and actions of competitors. "See Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

IMPACT OF GENERAL ECONOMIC CONDITIONS

         Jewelry purchases are discretionary for consumers and may be particularly affected by adverse trends in the general economy. The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates, availability of credit and taxation, for the economy as a whole and in regional and local markets where the Company operates. In addition, the Company is dependent upon the continued popularity of malls as a shopping destination and the ability of malls or tenants and other attractions to generate customer traffic for its stores. There can be no assurance that consumer spending will not be adversely affected by general economic conditions or a decrease in mall traffic, thereby negatively impacting the Company's results of operations or financial condition.

DEPENDENCE ON KEY PERSONNEL

         The Company is highly dependent upon the ability and experience of its senior executives and other key employees, including Hugh M. Patinkin, its Chairman, President and Chief Executive Officer, John R. Desjardins, its Executive Vice President, Finance and Administration, Matthew M. Patinkin, its Executive Vice President, Store Operations, and Lynn D. Eisenheim, its Executive Vice President, Merchandising. The loss of services of these individuals or other members of management could have a material adverse effect
on the Company's results of operations or financial condition.   The Company
maintains "key executive" life insurance on the first three individuals, but does not have employment agreements with any executives of the Company. See "Management." There can be no assurance that the Company will be able to attract and retain additional qualified personnel as needed in the future.

COMPETITION

         The retail jewelry business is fragmented and highly competitive. The Company competes with national and regional jewelry chains and local independently owned jewelry stores, especially those that operate in malls, as well as with department stores, catalog showrooms, discounters, direct mail suppliers and televised home shopping networks. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. Management believes that the primary competitive factors affecting its operations are store location and atmosphere, quality of sales personnel and service, breadth and depth of merchandise offered, pricing, credit and reputation. The Company also believes that it competes for consumers' discretionary spending dollars with retailers that offer merchandise other than jewelry. In addition, the Company competes with jewelry and other retailers for desirable locations and qualified personnel. The foregoing competitive conditions (which could intensify) may adversely affect the Company's results of operations or financial condition. See "Business--Competition."

SUPPLIERS; AVAILABILITY OF CONSIGNED MERCHANDISE

         The Company does not manufacture its own merchandise but instead works closely with a number of suppliers. In fiscal 1995, the Company's largest supplier accounted for approximately 14% of the Company's total purchases, and its largest five suppliers accounted for approximately 37% of such purchases. Although the Company believes that there are a number of suppliers of fine jewelry, the loss of one or more of its major suppliers, particularly at certain critical times during the year, could have a material adverse effect on its results of operations or financial condition.

         A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The weighted average percentage of the Company's total inventory that was carried on consignment for fiscal 1993, 1994 and 1995 (based on the inventory levels at the end of each fiscal quarter) was 24.8%, 25.8% and 27.1%, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company and a number of economic or competitive conditions in the jewelry business or the economy generally. Any change in these relationships could have a material adverse effect on the Company's results of operations or financial condition. See "Business--Purchasing."

         Third party credit offered by the Company to its customers is supplied primarily through a "private label" credit card arrangement with Bank One, N.A., and other credit programs offered by other financial institutions. The loss or any substantial modification of any of these arrangements could have a material adverse effect on the Company's results of operations or financial condition. See "Business--Credit."

EFFECT OF FLUCTUATIONS IN GEM AND GOLD PRICES

         The Company and the jewelry industry in general are affected by fluctuations in the prices of diamonds and gold and, to a lesser extent, other precious and semi-precious metals and stones. During fiscal 1995, diamonds, gold, precious and semi-precious jewelry accounted for approximately 95% of the Company's net merchandise sales. A significant change in prices or in the availability of diamonds, gold or other precious and semi-precious metals and stones could have a material adverse effect on the Company's results of operations or financial condition. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Central Selling Organization ("CSO"), a marketing arm of DeBeers Consolidated Mines Ltd. of South Africa. The CSO has traditionally controlled the marketing of a substantial majority of the world's supply of diamonds and sells rough diamonds to worldwide diamond cutters from its London office in quantities and at prices determined in its sole discretion. The availability of diamonds to the CSO and the Company's suppliers is to some extent dependent on the political situation in diamond producing countries, such as South Africa, Botswana, Zaire, republics of the former Soviet Union and Australia, and on continuation of the prevailing supply and marketing arrangements for raw diamonds. Until alternate sources could be developed, any sustained interruption in the supply of diamonds or any oversupply from the producing countries could adversely affect the Company and the retail jewelry industry as a whole.

         In connection with the Recapitalization, the Company entered into the Gold Consignment Facility pursuant to which the Company accepts as consignee, and will be responsible to return at some future date, a fixed number of ounces of gold. The periodic charges to be paid by the Company will be computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could substantially increase the annual costs to the Company of the gold consignment and the eventual cost to the Company upon the termination of this arrangement. See "The Recapitalization--Gold Consignment Facility."

REGULATION

         The Company's operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts, and limitations on the maximum amount of finance charges that may be charged by a credit provider. Although credit to the Company's customers is provided by third parties without recourse to the Company based upon a customer's failure to pay, any restrictive change in the regulation of credit, including the imposition of, or changes in, interest rate ceilings, could adversely affect the cost or availability of credit to the Company's customers and, consequently, the Company's results of operations or financial condition.

         In marketing to its customers the Company compares many of its prices to "reference prices." The Company's literature indicates to customers that its reference price for an item is either the manufacturer's suggested retail price or the Company's determination of the non-discounted price at which comparable merchandise of like grade or quality is advertised or offered for sale by competitive retailers and is not the Company's current selling price or the price at which it formerly sold such item. Although the Company believes that pricing comparisons are common in the jewelry business and that the Company s practice is in compliance with applicable laws relating to trade practices, there can be no assurance that this practice would be upheld. See "Business--Regulation."

AVAILABILITY OF NET OPERATING LOSS CARRYFORWARDS

         At February 1, 1996, the Company had $17.9 million of net operating loss carryforwards. While these carryforwards are expected to reduce future income tax payments, the benefits of such carryforwards have already been recognized in the Company's balance sheets and results of operations for fiscal 1995. However, Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), limits the use of net operating losses and net operating loss carryforwards following an "ownership change." If the limitations imposed by
Section 382 applied, the Company might pay taxes earlier or in larger amounts than would be the case if all net operating losses could be used in future years to reduce federal income taxes without restriction.


         The Company believes that an "ownership change" did not occur with respect to the Company as a result of the Company's recently completed IPO (as defined). However, the Company's belief is based on certain assumptions, including assumptions as to factual matters. There can be no assurance as to any position that might be taken by the Internal Revenue Service with respect to the consequences of the IPO on the utilization of net operating loss carryforwards. Furthermore, future transactions involving equity securities of the Company could trigger an "ownership change" resulting in the imposition of limitations on the Company's use of net operating loss carryforwards in periods following such ownership change. See "Stock Ownership--Possible Limitation on the Company's Use of Net Operating Loss Carryforwards."


EFFECTIVE CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS


         The Company's four senior executive officers (Messrs. H. Patinkin, Desjardins, M. Patinkin and Eisenheim) beneficially own approximately 17.4% of the outstanding shares of Common Stock and, together with the directors and certain other stockholders beneficially own approximately 42.3% of the outstanding shares of Common Stock. By virtue of such holdings and if and to the extent such stockholders act in concert, such stockholders will effectively have the ability to control the election of directors and other matters, including the outcome of certain fundamental corporate transactions (such as certain mergers and sales of assets) requiring stockholder approval. See "Stock Ownership."


CERTAIN TAX CONSEQUENCES


        An exchange of Old Notes for New Notes pursuant to the Exchange Offer should not be treated as a sale, exchange or other taxable event for federal income tax purposes. A New Note received by a beneficial owner of an Old Note should be treated as a continuation of the Old Note in the hands of such owner for federal income tax purposes. The Series B Notes were issued with "original issue discount" for federal income tax purposes. Because a Series D Note received by a beneficial owner of a Series B Note should be treated as a continuation of a Series B Note in the hands of such owner for federal income tax purposes, the Series D Notes will be treated as being issued with original issue discount equal to the original issue discount on the Series B Notes. Holders of the Series D Notes therefore generally will be required to include original issue discount in gross income for federal income tax purposes over the term of the Series D Notes in advance of the receipt of the cash payments to which the income is attributable. See "Certain Federal Income Tax Consequences."

LACK OF PUBLIC MARKET

         Prior to this offering, there has been no market for the Company's Notes. The Company does not intend to apply for the listing of the New Notes on any national securities exchange or on the Nasdaq National Market. The Company has been advised that William Blair & Company, L.L.C. intends to make a market in the New Notes, but it is not obligated to do so and may discontinue any such market making at any time without notice. Accordingly, there can be no assurance that an active trading market will develop for, or as to the liquidity of, the New Notes.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the Exchange Offer.
The Old Notes were issued as part of the Company's recently completed Recapitalization, including a restructuring of its outstanding indebtedness, intended to reduce the amount of the Company's debt outstanding and the related interest expense and to provide the Company with greater financial flexibility for operations and to support its store expansion strategy.


         The Recapitalization was completed on May 7, 1996 and consisted of (i) the private placement of the Old Notes (the "Offering"); (ii) an initial public offering of 3,269,500 shares of Common Stock resulting in net proceeds to the Company of approximately $40.7 million (the "IPO"); (iii) a new $44 million five-year secured credit facility (the "Bank Facility"), consisting of a $29 million senior secured revolving line of credit (the "New Revolver") and a $15 million senior secured term loan (the "New Term Loan"), each of which bears interest at fluctuating interest rates based upon the LIBOR Rate (as herein defined) or a base rate, in each case plus an applicable spread; and
(iv) a bank gold consignment facility (the "Gold Consignment Facility") in an amount of up to $16 million. The Company utilized the funds generated by the Offering, the IPO, the Bank Facility and the Gold Consignment Facility principally to retire all of the Company's senior and subordinated indebtedness then outstanding, as described below. Simultaneously with the completion of the Recapitalization, the Company completed a restructuring of its employee stock ownership plan (the "ESOP"). See "The Recapitalization." The repayment and redemption of outstanding debt with the funds generated by the Offering, the Bank Facility and the Gold Consignment Facility, together with the IPO and the restructuring of the Company's ESOP, is referred to herein as the "Recapitalization."



         Approximately $87.0 million of the funds generated by or available from the Recapitalization were used by the Company principally to repay all outstanding bank borrowings under the Company's bank agreements, including (i) approximately $7.8 million outstanding under the Company's revolving credit facility, which bore interest at a floating rate (with an annual weighted average interest rate of 10.6% in fiscal 1995) and which required a paydown to a certain level on an annual basis and would have otherwise been available through May 31, 1997; (ii) $26.6 million outstanding under the Company's term loan, which bore interest at a floating rate (with an annual weighted average interest rate of approximately 10.6% in fiscal 1995) and of which $0.7 million would have otherwise matured on September 15, 1996, $7.2 million would have otherwise matured on January 31, 1997, and the balance would have otherwise had been due on May 31, 1997; (iii) approximately $51.1 million of senior accreting notes, which bore interest at a floating rate (with an annual weighted average interest rate of approximately 11.0% during fiscal 1995) and of which $2.0 million would have otherwise matured on September 15, 1996 and the balance would have otherwise been due on May 31, 1997; and (iv) approximately $6 million of zero coupon notes due May 31, 1997, which would have begun accruing interest on June 1, 1996 at a floating rate per annum (based on the lender's base rate or certificate of deposit rate plus 1.8%). In addition, the Company used approximately $10.6 million of the funds generated by or available from the Recapitalization to repurchase the Company's subordinated notes at a discount. As of May 7, 1996, one of these subordinated notes had a principal amount outstanding of $23.5 million and bore interest at a rate per annum of 12.5% and the other subordinated note had a principal amount outstanding of $0.9 million and bore interest at a rate per annum of 13.75%.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         Pursuant to the Placement Agreement and the Note Agreement, the Company agreed (i) to use its best efforts to cause to become effective a registration statement under the Securities Act with the Commission with respect to (a) a registered offer to exchange the Series A Notes for the Series C Notes and (b) a registered offer to exchange the Series B Notes for the Series D Notes, and (ii) upon the effectiveness of such registration statement,
(a) to offer the Series C Notes in return for surrender of the Series A Notes and (b) to offer the Series D Notes in return for surrender of the Series B Notes. This Registration Statement is intended to satisfy such obligations of the Company under the Placement Agreement and the Note Agreement.

         Following the Consummation (as defined) of the Exchange Offer, holders of Old Notes not tendered will not have any further registration rights and the Old Notes will continue to be subject to certain restrictions on transfer. See "--Termination of Certain Rights" and "--Consequences of Failure to Exchange." Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

         Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Series C Notes in exchange for each $1,000 principal amount of outstanding Series A Notes accepted in the Exchange Offer and will issue $1,000 principal amount of Series D Notes in exchange for each $1,000 principal amount of outstanding Series B Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000 principal amount at maturity.

         The form and terms of the Series C Notes are the same in all material respects as the form and terms of the Series A Notes and the form and terms of the Series D Notes are the same in all material respects as the form and terms of the Series B Notes, except that the New Notes will have been registered under the Securities Act and hence will not bear legends restricting their transfer pursuant to the Securities Act. The Series C Notes will evidence the same debt as the Series A Notes (which they replace) and the Series D Notes will evidence the same debt as the Series B Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture governing the Old Notes.


         As of the date of this Prospectus, (i) $12,000,000 aggregate principal amount of the Series A Notes were outstanding and registered in the name of Cede & Co., as nominee for DTC, and there were approximately 107 beneficial owners and (ii) $8,000,000 aggregate principal amount of the Series B Notes were outstanding and registered in the name of Cede & Co., as nominee for DTC, and there were approximately 3 beneficial owners. Solely for reasons of administration (and for no other purpose) the Company has fixed the close of business on July 30, 1996 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only a registered holder of Old Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the Exchange Offer.


         Holders of Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation law or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

         The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of receiving the New Notes from the Company.

         If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned (or, in the case of Old Notes tendered by book-entry transfer through DTC, will be credited to an account maintained with DTC), without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date. See "--Procedures for Tendering."

         Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

         The term "Expiration Date" shall mean 5:00 p.m., New York City time, on __________ __, 1996, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

         In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

         The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, (ii) to extend the Exchange Offer, (iii) if any of the conditions set forth below under "Conditions to the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendments by means of a prospectus supplement that will be distributed to the registered holders of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

         Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Company shall not have an obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

PROCEDURES FOR TENDERING

         Only a registered holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes and any other required documents, to the Exchange Agent at the address set forth below under "Exchange Agent" for receipt prior to the Expiration Date; provided, however, that in lieu of the foregoing, a holder may either (i) tender the Old Notes pursuant to the procedure for book-entry tender set forth below, or (ii) comply with the guaranteed delivery procedure set forth below.

         The tender by a holder will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

         THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE.
NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTION FOR SUCH HOLDERS.

         Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instruction to Registered Holder from Beneficial Owner" included with the Letter of Transmittal.

         Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

         If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes.

         If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys- in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification.
Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

         By tendering, each registered holder will represent to the Company that, among other things, (i) the New Notes to be acquired by the holder and any beneficial owner(s) of Old Notes ("Beneficial Owner(s)") in connection with the Exchange Offer are being acquired by the holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),
(ii) the holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes, (iii) the holder and each Beneficial Owner acknowledge and agree that any person participating in the Exchange Offer for the purpose of distributing the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Notes acquired by such person and cannot rely on the position of the Staff of the Commission set forth in no-action letters that are discussed herein under "--Resales of the New Notes," (iv) the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Commission, and (v) neither the holder nor any Beneficial Owner(s) is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company except as otherwise disclosed to the Company in writing.

EXCHANGING BOOK-ENTRY OLD NOTES

         The Exchange Agent and DTC have confirmed that any financial institution that has an account with DTC (a "Participant") may utilize DTC's Automated Tender Offer Program ("ATOP") to tender Old Notes.

         The Exchange Agent will request that DTC establish an account with respect to the Series A Notes and an account with respect to the Series B Notes for purposes of the Exchange Offer within two business days after the date of this Exchange Offer. Any Participant may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into such Exchange Agent's account in accordance with DTC's ATOP procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation (a "Book-Entry Confirmation") of such book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as defined) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by DTC and received by the Exchange Agent and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from a Participant tendering Old Notes which are the subject of such Book-Entry Confirmation, that such Participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such Participant.

         The method of delivery of Old Notes is at the option and risk of the tendering holder and, except as otherwise provided in the Letter of Transmittal, the delivery will be deemed to be made only when actually received by the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

         Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date or (iii) who cannot comply with the procedure for book-entry tender on a timely basis, may effect a tender if:

                 (a)   The tender is made through an Eligible Institution;

                 (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes and the principal amount of the Old Notes being tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

                 (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five business days after the Expiration Date.

         Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

         Except as otherwise provided herein, a tender of Old Notes may be withdrawn at any time prior to the Expiration Date.

         To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers (except in the case of book-entry tenders) and principal amount (regardless of the means of tendering) of such Old Notes), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the Depositor withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If the Old Notes have been tendered pursuant to the procedure for book-entry tender set forth above under "Exchanging Book-Entry Old Notes," a notice of withdrawal must specify, in lieu of certificate numbers, the name and account number at DTC to be credited with the withdrawn Old Notes. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

         Any Old Notes which have been tendered but which are not accepted for exchange due to rejection of tender or termination of the Exchange Offer, or which have been validly withdrawn, will be returned as soon as practicable to the holder thereof without cost to such holder.

CONDITIONS OF THE EXCHANGE OFFER

         Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

                 (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company, or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

                 (b) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

                 (c) any law, statute, rule or regulation is proposed, adopted or enacted, which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company;

                 (d) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby; or

                 (e) the Company receives consents from an insufficient number of holders of Old Notes to amend the Indenture as provided in the Letter of Transmittal.

         If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return (or, in the case of Old Notes tendered by book-entry transfer through DTC, will promptly credit to an account maintained with DTC) all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration Date, subject, however, to the rights of holders to withdraw such Old Notes (see "--Withdrawal of Tenders") or (iii), waive such unsatisfied conditions (except with respect to the condition identified in (e) above which may not be waived by the Company) with respect to the Exchange Offer and accept all validly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

         By executing the Letter of Transmittal, each holder of Old Notes will consent to a supplemental indenture that will amend the Indenture to provide, among other things, that the Series C Notes and the Series D Notes will be issued under, and entitled to the benefits of, the Indenture governing the Series A Notes and the Series B Notes. To the extent the Company does not receive consents from a sufficient number of holders of Old Notes to amend the Indenture as provided for in the Letter of Transmittal, the Company will not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer.

TERMINATION OF CERTAIN RIGHTS

         Holders of the Old Notes to whom this Exchange Offer is made have special rights under the Placement Agreement and the Notes Agreement that will terminate upon the consummation of the Exchange Offer (the "Consummation"). Such special rights which will terminate include (a) the right to require the Company to file with the Commission a registration statement under the Securities Act with respect to the New Notes within 10 days after the completion of the Recapitalization (the "Closing Date"), and (b) the right to require the Company to use its best efforts to cause such registration statement to become effective under the Securities Act within 45 days after the Closing Date.

EXCHANGE AGENT


         Norwest Bank Minnesota, National Association has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent at (612) 667-9764 or addressed as follows:

                By Overnight Courier:                              By Facsimile:
                Norwest Bank Minnesota,                            (for Eligible Institutions only)
                National Association                                Norwest Bank Minnesota,
                Corporate Trust Operations                          National Association
                Norwest Center                                      Corporate Trust Operations
                Sixth and Marquette                                 (612) 667-4927
                Minneapolis, MN  55479-0113

                By Mail:
                (registered or certified recommended)
                 Norwest Bank Minnesota,
                 National Association
                 Corporate Trust Operations
                 P.O. Box 1517
                 Minneapolis, MN  55480-1517

FEES AND EXPENSES

         The expenses of soliciting tenders will be borne by the Company. The principal solicitations are being made by mail; however, additional solicitations may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

         The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.


         The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee (as defined), accounting and legal fees and printing costs, among others.


         The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

         The Old Notes which are not exchanged for New Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company (upon redemption thereof or otherwise),
(ii) so long as the Old Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A, (iii) in an offshore transaction in accordance with Regulation S under the Securities Act, but only in the case of a transfer that is effected by the delivery to the transferee of Old Notes registered in its name (or its nominee's name) on the books maintained by the registrar of the Old Notes, (iv) pursuant to an exemption from registration in accordance with Rule 144 (if available) or Rule 145 under the Securities Act, (v) in reliance on another exemption from the registration requirements of the Securities Act, but only in the case of a transfer that is effected by the delivery to the transferee of Old Notes registered in its name (or its nominee's name) on the books maintained by the registrar of the Old Notes, and subject to the receipt by the registrar or co-registrar of a certification of the transferor and an opinion (satisfactory to the Company) of counsel (satisfactory to the Company) to the effect that such transfer is in compliance with the Securities Act, or
(vi) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States. Following the Consummation of the Exchange Offer, holders of Old Notes will have no further rights of registration or exchange under the Placement Agreement or the Notes Agreement.

ACCOUNTING TREATMENT

         The carrying value of the Old Notes is not expected to be materially different from the fair value of the New Notes at the time of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

RESALES OF THE NEW NOTES

         With respect to resales of New Notes, based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that any holder or beneficial owner (other than a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act or a "broker" or "dealer" registered under the Exchange Act) who exchanges Old Notes for New Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of Section 10 thereof. The Company has not entered into any arrangement or understanding with any person to participate in the distribution of the New Notes and, to management's knowledge, the persons participating in the Exchange Offer are acquiring the New Notes in the ordinary course of business and have not entered into any arrangement or understanding with any person to participate in the distribution of the New Notes. However, if any holder or beneficial owner acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder or beneficial owner cannot rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1988) or similar no-action letters or any similar interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available.

         A broker or dealer registered under the Exchange Act that acquired Old Notes for its own account pursuant to its market-making or other trading activities (other than Old Notes acquired directly from the Company) may participate in the Exchange Offer but may be deemed to be an underwriter within the meaning of the Securities Act and, therefore, must deliver a prospectus relating to the New Notes in connection with any resales by it of New Notes acquired for its own account in the Exchange Offer. The delivery of a prospectus by a broker or dealer in connection with its resales of the New Notes does not constitute an admission that such broker or dealer is an "underwriter" under the Securities Act.

         As contemplated by the above no-action letters, the Placement Agreement and the Note Agreement, each holder participating in the Exchange Offer is required by the Letter of Transmittal to represent that (i) the New Notes are to be acquired by the holder and any beneficial owners in the ordinary course of business, (ii) the holder and any beneficial owners are not engaging and do not intend to engage in the distribution of the New Notes,
(iii) neither the holder nor any beneficial owner is an affiliate of the Company within the meaning of Rule 405 under the Securities Act, and (iv) the holder and each beneficial owner acknowledge that if such holder or beneficial owner participates in the Exchange Offer for the purpose of distributing the New Notes such holder or beneficial owner must comply with the registration and prospectus delivery requirements of the Securities Act and cannot rely on the above no-action letters. See "Plan of Distribution."

                          PRICE RANGE OF COMMON STOCK


         The Company's Common Stock is traded on the Nasdaq National Market under the symbol MBJI. The Company's Common Stock was recently listed on the Nasdaq National Market. The high and low bid quotations per share of the Company's Common Stock as reported by the Nasdaq National Market for the period beginning on May 2 (the initial date of listing) and ending on April 30, were $23 and $22 respectively. Quotations represent prices between dealers, do not reflect retail mark-ups, mark downs or commissions, and may not represent actual transactions. On July 30, 1996, the closing bid price of the Company's Common Stock as reported by the Nasdaq National Market was $21 per share.



         As of July 31, 1996, there were 49 holders of record of the Company's Common Stock. The Company believes that there are a significant number of beneficial owners of its Common Stock whose shares are held in street name.


                                DIVIDEND POLICY

         The Company has not paid cash dividends on its Common Stock in recent years. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company, limitations on dividend payments pursuant to the terms of current or future debt agreements and such other factors as the Board of Directors may deem relevant. The agreement governing the Bank Facility prohibits the Company from paying cash dividends without the prior consent of the lenders. See "The Recapitalization." In addition, the Indenture governing the Notes contains substantial restrictions on the Company's ability to pay dividends. See "The New Notes."

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at April 30, 1996 (i) on an actual basis and (ii) on a pro forma basis to give effect to the Recapitalization. See "The Recapitalization." This table should be read in conjunction with the financial statements, including the notes thereto, and the pro forma balance sheet of the Company appearing elsewhere in this Prospectus.


                                                                               APRIL 30, 1996
                                                                           ----------------------
                                                                           ACTUAL      PRO FORMA
                                                                           -------    -----------
                                                                               (IN THOUSANDS)
Short-term debt, including current portion of long-term debt:
  Old revolver loan.....................................................   $ 7,481      $    --
  Senior accreting notes-current........................................     1,956           --
  Old term loan-current.................................................     7,938           --
  New Revolver..........................................................        --        4,519
  Outstanding checks, net...............................................     4,686        4,686
                                                                           -------      -------
     Total short-term debt..............................................   $22,061      $ 9,205
                                                                           =======      =======
Long-term debt:
  Old term loan.........................................................   $18,662      $    --
  Senior accreting notes................................................    49,014           --
  Zero coupon notes.....................................................     5,962           --
  Subordinated debt.....................................................    24,339           --
  New Term Loan.........................................................        --       15,000
  Subordinated Notes....................................................        --       20,000
                                                                           -------      -------
     Total long-term debt...............................................    97,977       35,000
Stockholders' equity:
  Preferred stock.......................................................        --           --
  Common stock and additional paid-in capital(1)........................     8,920       33,595
  Accumulated deficit...................................................   (15,531)     (30,426)
  Treasury stock........................................................   (20,333)          --
  Deferred ESOP compensation............................................   (21,648)          --
                                                                           -------      -------
     Total stockholders' (deficit) equity...............................   (48,592)       3,169
                                                                           -------      -------
       Total capitalization.............................................   $49,385      $38,169
                                                                           =======      =======

- ------------------------------

(1) Excludes (i) 553,770 shares of Common Stock reserved for issuance upon exercise of options previously granted, (ii) 717,216 shares of Common Stock reserved for issuance pursuant to stock options granted as of the consummation of the IPO and (iii) 57,414 additional shares of Common Stock reserved for issuance under the Company's 1996 Long-Term Incentive Plan. See "Management--Stock Plans."

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA


        The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for each of the five years ended January 31, 1996 are derived from audited financial statements of the Company. Pro forma financial data for the year ended January 31, 1996 and for the three months ended April 30, 1996 are unaudited and are derived from condensed pro forma financial statements. See "Pro Forma Financial Data". The selected statement of operations data and balance sheet data as of and for the three months ended April 30, 1996 have been derived from unaudited financial statements of the Company, which, in the opinion of management include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the information set forth therein. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements as of January 31, 1995 and 1996, and for the years ended January 31, 1994, 1995 and 1996, and the related notes and pro forma data appearing elsewhere herein.


                                                          YEAR ENDED JANUARY 31,
                                          -------------------------------------------------------   PRO FORMA(1)
                                            1992       1993       1994        1995         1996         1996
                                          --------    -------    -------    --------     --------   -------------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.............................  $ 76,749    $88,141    $91,106    $106,683     $131,022     $ 131,022
  Cost of sales.........................    45,606     52,106     54,511      64,223       77,722        77,722
                                          --------    -------    -------    --------     --------      --------
    Gross profit........................    31,143     36,035     36,595      42,460       53,300        53,300
  Selling, general and administrative
    expenses............................    25,781     27,971     28,340      30,748       37,887        37,887
                                          --------    -------    -------    --------     --------      --------
    Income from operations..............     5,362      8,064      8,255      11,712       15,413        15,413
  Interest expense......................     9,397      7,821      8,920      10,594       12,314         5,798
  Stock award expense...................        --         --         --          --          461           461
  ESOP compensation expense.............        --     3,800         511         547          590           --
  Provision for store closings(2).......       491        --         --          --           --            --
  Refinancing costs(3)..................    12,631        --         --          --           --            --
                                          --------    -------    -------    --------     --------      --------
    Income (loss) from continuing
      operations before income taxes....   (17,157)    (3,557)    (1,176)        571        2,048         9,154
  Income tax benefit (expense) (4)......     --         --         --          --          14,924        12,081
                                          --------    -------    -------    --------     --------      --------
    Income (loss) from continuing
      operations........................   (17,157)    (3,557)    (1,176)        571       16,972        21,235
  Gain (loss) on disposal of
    discontinued operations(5)..........    (7,297)     --         2,700       --           --          --
                                          --------    -------    -------    --------     --------      --------
    Net income (loss) before cumulative
      effect of accounting change
      for ESOP..........................   (24,454)    (3,557)     1,524         571       16,972        21,235
  Cumulative effect of accounting change
    for ESOP(6).........................     --         --        (8,526)      --           --          --
                                          --------    -------    -------    --------     --------      --------
    Net income (loss)...................  $(24,454)   $(3,557)   $(7,002)   $    571     $ 16,972     $  21,235
                                          ========    =======    =======    ========     ========      ========

SUPPLEMENTAL PRO FORMA STATEMENT OF
  OPERATIONS DATA(7):
  Net income............................                                                              $   5,492
  Net income per share..................                                                              $    0.62
  Weighted average number of common
    shares and common share equivalents
    outstanding(8)......................                                                              8,892,305


                                                                THREE MONTHS ENDED
                                          THREE MONTHS ENDED       APRIL 30, 1996
                                             APRIL 30, 1996           PRO FORMA
                                           -----------------    ------------------

STATEMENT OF OPERATIONS DATA:
  Net sales.............................     $  29,560             $  29,560
  Cost of sales.........................        17,934                17,934
                                              --------                ------
    Gross profit........................        11,626                11,626
  Selling, general and administrative
    expenses............................        10,018                10,018
                                              --------                ------
    Income from operations..............         1,608                 1,608
  Interest expense......................         3,014                 1,397
  Stock award expense...................            --                    --
  ESOP compensation expense.............            --                    --
  Provision for store closings(2).......            --                    --
  Refinancing costs(3)..................            --                    --
                                              --------                ------
    Income (loss) from continuing
      operations before income taxes....        (1,406)                  211
  Income tax benefit (expense) (4)......           548                   (82)
                                              --------                -------
    Income (loss) from continuing
      operations........................          (858)                  129
  Gain (loss) on disposal of
    discontinued operations(5)..........            --                    --
                                              --------                --------
    Net income (loss) before cumulative
      effect of accounting change
      for ESOP..........................          (858)                  129
  Cumulative effect of accounting change
    for ESOP(6).........................            --                    --
                                              --------                --------
    Net income (loss)...................     $    (858)         $        129
                                              ========                ========
    Net (loss) earnings per share.......         (0.17)                 0.01
    Total weighted common share and
      common share equivalents..........     5,080,787             8,892,305



                                                                     YEAR ENDED JANUARY 31,
                                                  -------------------------------------------------------------
                                                    1992        1993        1994         1995         1996
                                                  --------    --------    --------     --------   -------------
SELECTED OPERATING DATA:
  Ratio of Earnings to Fixed Charges(9).........      (.50)        .64         .90         1.04          1.13
  Stores open at end of period..................       111         113         122          131           146
  Average net sales per store(10)...............  $699,000    $784,000    $791,000     $836,000     $ 936,000
  Average net sales per gross square foot(11)...  $    883    $  1,008    $  1,013     $  1,068     $   1,187
  Comparable store sales increase
    (decrease)(12)..............................      0.4%       12.5%      (0.5)%         7.6%         11.0%
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital...............................  $ 29,731    $ 15,123    $ 20,079     $ 20,460     $  21,512
  Total assets..................................    59,376      59,174      51,677       61,512        87,403
  Total debt....................................    97,932     112,247     105,953      110,806       107,891
  Stockholders' deficit.........................   (69,877)    (69,634)    (67,659)     (66,578)      (47,858)

- ------------------------------
 (1) Pro forma to give effect to the Recapitalization (including the Offering, the IPO, the Bank Facility, the Gold Consignment Facility and the restructuring of the Company's ESOP) and the use of the funds generated thereby, as if the Recapitalization had occurred on February 1, 1995. See "The Recapitalization" and "Pro Forma Financial Data."

 (2) During the year ended January 31, 1992, the Company recorded a charge to provide for the closure of certain stores it expected to close subsequent to year-end as well as for contingent liabilities on stores closed previously.

 (3) In connection with its fiscal 1991 refinancing of debt, the Company recorded refinancing costs in the amount of $12.6 million, which included $2 million in interest and fees payable under interest rate hedge agreements, $1.8 million in default interest, $4.3 million in zero coupon notes, $1.5 million in restructuring fees, $2.3 million in accrued legal and other professional fees, and $0.7 million of previously deferred costs incurred in connection with the establishment of the ESOP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background."

 (4) Income tax benefit in the year ended January 31, 1996 resulted from the reversal of the Company's valuation allowance and corresponding recognition of a deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background" and Note 6 of Notes to Financial Statements.

 (5) The Company sold its direct marketing division as of January 31, 1992. In connection with this disposition, the Company recorded a $7.3 million loss in the year ended January 31, 1992 on the sale of the discontinued operations and a $2.7 million gain in the year ended January 31, 1994 upon its receipt of deferred proceeds from the sale.

 (6) Reflects a charge for the cumulative effect of the Company's change in accounting in the amount of $8.5 million to adopt AICPA SOP 93-6 for the recognition of compensation expense on shares allocated to the ESOP. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Background" and Note 5 of Notes to Financial Statements.

 (7) Supplemental pro forma statement of operations data (i) reflect the application of a tax provision (assuming a statutory rate of 40%) to historical net income from continuing operations before income tax and (ii) give effect to the Recapitalization and use of the funds generated thereby, as if it had occurred on February 1, 1995. See "Pro Forma Financial Data."

 (8) The weighted average number of common shares and common share equivalents outstanding consists of (i) 8,372,267 shares of Common Stock outstanding (including 3,269,500 shares of Common Stock offered hereby); (ii) 3,588 common share equivalents relating to Class B Common Stock; and (iii) 516,449 common share equivalents relating to incentive stock options granted within one year prior to the IPO.

 (9) Represents income (loss) from continuing operations before fixed charges and income taxes divided by fixed charges.

(10) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.

(11) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total gross square feet of such stores.

(12) A store becomes comparable after it has been open for 12 full months.

                            PRO FORMA FINANCIAL DATA


        The following pro forma financial data of the Company present the Company's unaudited pro forma condensed statement of operations for the year ended January 31, 1996 and for the three months ended April 30, 1996 and the unaudited pro forma condensed balance sheet as of January 31, 1996 and April 30, 1996. The pro forma financial data give effect to the Recapitalization (including the Offering, the IPO, the Bank Facility and the Gold Consignment Facility and utilization of approximately $17.4 million of a debt discount at January 31, 1996 and of approximately $18.3 million of a debt discount at April 30, 1996) and (ii) the restructuring of the ESOP, as if each such transaction had occurred as of April 30, 1996 with respect to the pro forma condensed balance sheet and as of February 1, 1995 with respect to the pro forma statement of operations for the year ended January 31, 1996 and for the three months ended April 30, 1996. The pro forma financial data appearing herein do not purport to represent what the Company's results of operations would have been had such transactions in fact occurred on the dates or at the beginning of the periods indicated or to project the results of operations of the Company for the present year or for any future period or the Company's financial condition on January 31, 1996 or on any other date.


                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS




                                                                         YEAR ENDED JANUARY 31, 1996
                                                                  ------------------------------------------
                                                                                  PRO FORMA
                                                                   ACTUAL        ADJUSTMENTS       PRO FORMA
                                                                  --------       -----------       ---------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                    DATA)
Net sales.......................................................  $131,022        $  --            $131,022
Cost of sales...................................................    77,722           --              77,722
                                                                  --------         --------        ---------
  Gross profit..................................................    53,300           --              53,300
Selling, general and administrative expenses....................    37,887           --              37,887
                                                                  --------         --------        ---------
  Income from operations........................................    15,413           --              15,413
Interest expense (income):
  Old revolver loan; old term loan; senior accreting notes; zero
    coupon notes; and subordinated debt.........................     12,358         12,358(1)          --
  New Revolver; New Term Loan; Subordinated Notes; and Gold
    Consignment Facility........................................     --              5,668(2)         5,668
  Other.........................................................       (44)            174(3)           130
Stock award expense.............................................       461           --                 461
ESOP compensation expense.......................................       590            (590)(4)         --
                                                                  --------         --------        ---------
  Income before taxes...........................................    (2,048)          7,106            9,154
Income tax benefit (provision)..................................    14,924          (2,843)(5)       12,081
                                                                  --------         --------        ---------
  Net income(6).................................................  $ 16,972        $  4,263         $ 21,235
                                                                  ========         ========        =========
SUPPLEMENTAL PRO FORMA STATEMENT OF OPERATIONS DATA(7):
  Net income....................................................                                   $  5,492
  Net income per share..........................................                                   $   0.62
  Weighted average number of common shares and common share
    equivalents outstanding(8)..................................                                   8,892,305


- ------------------------------
(1) To reflect the retirement of all of the Company's currently existing bank indebtedness and subordinated debt as a result of the Recapitalization.

(2) To record the interest expense and related amortization of estimated debt issuance costs related to the New Revolver, the New Term Loan and the Notes and the fee related to the Gold Consignment Facility.

(3) To reflect  the sale of the interest rate cap agreement.

(4) To reflect the elimination of deferred compensation expense as a result of the restructuring of the ESOP.

(5) To record the tax effect of the pro forma adjustments, utilizing an assumed 40% statutory tax rate.

(6) The following gains and losses directly attributable to the Recapitalization have been excluded from the pro forma statement of operations: (a) the $17.4 million gain ($10.2 million net of tax) resulting from the debt discount and
    (b) a $7.2 million reversal of the tax-effected temporary difference related to interest accruals on long term debt. These amounts have been reflected in retained earnings (accumulated deficit) on the pro forma balance sheet.

(7) Supplemental pro forma statement of operations data (i) refect the application of a tax provision (assuming a statutory rate of 40%) to historical net income from continuing operations before income tax and (ii) give effect to the Recaptilization and use of the funds generated thereby, as if it had occurred on February 1, 1995.

(8) The weighted average number of common shares and common shares equivalents outstanding consists of (i) 8,372,267 shares of Common Stock outstanding (including 3,269,500 shares of Common Stock offered hereby);
     (ii) 3,588 common share equivalents relating to Class B Common Stock; and
     (iii) 516,449 common share equivalents relating to incentive stock options granted within one year prior to the IPO.











                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS





                                                                     THREE MONTHS ENDED APRIL 30, 1996
                                                                    ------------------------------------
                                                                                 PRO FORMA
                                                                    ACTUAL      ADJUSTMENTS    PRO FORMA
                                                                    --------    -----------    ---------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                   DATA)
Net Sales.........................................................  $ 29,560    $       --      $29,560
Cost of sales.....................................................    17,934            --       17,934
                                                                      -------        -------    -------
   Gross profit...................................................    11,626            --       11,626
Selling, general and administrative expenses......................    10,018            --       10,018
                                                                      -------        -------    -------
   Income from operations.........................................     1,608            --        1,608
Interest expense (income):
  Old revolver loan; old term loan; senior accreting notes, zero
   coupon notes; and subordinated debt............................     2,923          2,923(1)       --
  New Revolver; New Term Loan; Subordinated Notes; and Gold
   Consignment Facility...........................................        --          1,306(2)    1,306
  Other...........................................................        91             --          91
Stock award expense...............................................        --             --          --
ESOP compensation expense.........................................        --             --          --
                                                                      -------        -------    -------
(Loss) Income before taxes........................................    (1,406)         1,617         211
Income tax benefit (provision)....................................       548           (630)(3)     (82)
                                                                      -------        -------    -------
Net (Loss) income (4).............................................  $   (858)  $        987     $   129
                                                                       =====          =====       =====

- ----------------

(1) To reflect the retirement of all of the Company's currently existing bank indebtedness and subordinated debt as a result of Recapitalization.

(2) To record the interest expense and related amortization of estimated debt issuance costs related to the New Revolver, the New Term Loan and the Notes and the fee related to the Gold Consignment Facility.

(3) To record the tax effect of the pro forma adjustments, utilizing an assumed 40% statutory tax rate.



(4) The following gains and losses directly attributable to the Recapitalization have been excluded from the pro forma statement of operations: (a) the $17.4 million gain ($10.2 million net of tax) resulting from the debt discount and
    (b) a $7.2 million reversal of the tax-effected temporary difference related to interest accruals on long term debt. These amounts have been reflected in retained earnings (accumulated deficit) on the pro forma balance sheet.

                       PRO FORMA CONDENSED BALANCE SHEET

                                                                          APRIL 30, 1996
                                                              ---------------------------------------
                                                                          PRO FORMA        PRO FORMA
                                                              ACTUAL     ADJUSTMENTS      AS ADJUSTED
                                                              -------    -----------      -----------
                                                                      (DOLLARS IN THOUSANDS)
                                               ASSETS
Accounts receivable, net...................................     1,607     $      --        $   1,607
Layaway receivable, net....................................     1,500            --            1,500
Merchandise inventories....................................    59,942       (15,000)(1)       44,942
Other current assets.......................................       456           --               456
Deferred income taxes, net.................................    16,239        (7,172)(3)        9,067
Property and equipment, net................................    14,067            --           14,067
Deferred financing costs...................................     4,357        (1,900)(4)        2,457
                                                              -------      --------          -------
     Total assets..........................................   $98,168     $ (24,072)       $  74,096
                                                              =======      ========          =======
                                LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Old revolver loan........................................   $ 7,481     $  (7,481)(5)    $  --
  Current portion of old term loan.........................     7,938        (7,938)(5)       --
  Long-term portion of old term loan.......................    18,662       (18,662)(5)       --
  Current portion of senior accreting notes................     1,956        (1,956)(5)       --
  Long-term portion of senior accreting notes..............    49,014       (49,014)(5)       --
  Zero coupon notes........................................     5,962        (5,962)(5)       --
  Subordinated debt........................................    24,339       (24,339)(5)       --
  Other long-term liabilities..............................     1,161            --            1,161
  Outstanding checks.......................................     4,686            --            4,686
  Other current liabilities................................    22,016            --           22,016
  Accrued financing cost...................................     3,545            --            3,545
  New Revolver.............................................     --            4,519(6)         4,519
  New Term Loan............................................     --           15,000(7)        15,000
  Subordinated Notes.......................................     --           20,000(8)        20,000
                                                              -------      --------          -------
     Total liabilities.....................................   146,760        75,833           70,927
STOCKHOLDERS' EQUITY:
  Common Stock and additional paid-in capital..............     8,920        24,675(9)        33,595
  Accumulated deficit......................................   (15,531)      (14,895)(10)     (30,426)
  Treasury stock...........................................   (20,333)       20,333(11)       --
  Deferred ESOP compensation...............................   (21,648)       21,648(12)       --
                                                              -------      --------          -------
     Total stockholders' (deficit) equity..................   (48,592)       51,761            3,169
                                                              -------      --------          -------
     Total liabilities and stockholders' (deficit)
       equity..............................................   $98,168     $ (24,072)       $  74,096
                                                              =======      ========          =======

- ------------------------------
 (1) To record the reduction in inventory pursuant to the Gold Consignment Facility.

 (3) To record the reversal of the tax-effected temporary difference related to interest accruals for long-term debt.


 (4) To record the equity issuance costs, previously deferred


 (5) To record the retirement of debt with the proceeds from the Recapitalization.

 (6) To record borrowings under the New Revolver as part of the Recapitalization.

 (7) To record the New Term Loan component of the Recapitalization.

 (8) To record the Notes component of the Recapitalization.

 (9) To reflect (i) the net proceeds of $40.7 million from the IPO of 3,269,500 shares of Common Stock issued by the Company; and (ii) a charge of $16.1 million relating to the restructuring of the ESOP.

(10) To record the following accumulated deficit effects: (i) $25.7 million relating to the restructuring of the ESOP; (ii) $7.2 million relating to the reversal of the tax-effected temporary difference described in note 3 above; and (iii) the gain of $18.3 million resulting from the debt discount.

(11) To reflect (i) $2.6 million relating to the surrendering of unallocated ESOP shares to the Company in connection with the restructuring of the ESOP and (ii) $22.9 million relating to the cancellation of the treasury stock at the date of the Offering.

(12) To reflect the elimination of deferred compensation expense as a result of the restructuring of the ESOP.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

         The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

BACKGROUND


         The Company is a leading, national specialty retailer of fine jewelry (based on number of stores, according to the May 16, 1995 issue of National Jeweler), operating 151 stores in 24 states at April 30, 1996. The Company's sales and income from operations have increased consistently since fiscal 1991 to $131.0 million and $15.4 million, respectively, in fiscal 1995. During that same period, the number of Company stores grew from 111 to 146, and the Company's operating margins improved from 7.0% in fiscal 1991 to 11.8% in fiscal 1995. The Company achieved this operating performance despite significant financial leverage.


         The capitalization of the Company prior to the Recapitalization is primarily the result of transactions which occurred in the late 1980's and early 1990's. In 1988, the Company incurred $70.0 million in indebtedness to finance the purchase from stockholders of outstanding equity in the Company by a newly-formed ESOP. The $70.0 million paid for the shares purchased by the ESOP was recorded on the Company's balance sheet as deferred ESOP compensation, and constituted a $70.0 million reduction in stockholders' equity. The Company has incurred ongoing ESOP compensation expense since the establishment of the ESOP. As a result of the restructuring of the ESOP, the Company does not expect to incur ESOP compensation expense subsequent to January 31, 1996. See "The Recapitalization--ESOP Restructuring." In addition, in 1991 due to the sale of the Company's direct marketing business, and a recessionary environment, the Company restructured its debt arrangements and incurred one-time charges in connection therewith.


         To strengthen its capital structure and provide greater financial flexibility for new store openings, the Company restructured its outstanding indebtedness to reduce the amount and cost of its outstanding debt. The Recapitalization, which was completed on May 7, 1996, resulted in a one-time extraordinary gain on early extinguishment of debt in an amount aggregating approximately $18.3 million (approximately $11.2 million net of tax).



         The Company anticipates opening 18 stores in fiscal 1996 (five of which had been opened as of April 30, 1996) and 23 stores in fiscal 1997. The Company's policy is to charge as incurred pre-opening costs associated with new stores. In fiscal 1995, the Company enhanced and upgraded its personnel to increase sales and expects to continue to incur selling, general and administrative expense in the near term in association with this ongoing upgrade. The Company's continuing efforts to increase the use of its private label credit programs are expected to result in higher credit-related expense. In addition, the Company experienced 11.0% comparable store sales increases in fiscal 1995. While the Company has a number of new programs in place to enhance sales, there can be no assurance that the Company will achieve comparable store sales increases in future reporting periods.


RECENT SALES RESULTS


         For the first quarter of fiscal 1996, net sales increased $5.9 million, or 24.9%, to $29.6 million from $23.7 million in the first quarter of fiscal 1995. Comparable store sales increased by 13.8% ($3.2 million) in the first quarter of fiscal 1996, as compared to a 10.6% ($2.0 million) increase in the first quarter of fiscal 1995.


RESULTS OF OPERATIONS


         The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods and the percentage change in such items compared to the amount for the prior fiscal year.



                                                            PERCENTAGE OF NET SALES          PERCENTAGE OF NET
                                                             YEAR ENDED JANUARY 31,          SALES FOR THE THREE
                                                    ----------------------------------------    MONTHS ENDED
                                                                                                  APRIL 30,
                                                          1994        1995        1996        1995       1996
                                                          ----        ----        ----        ----       ----
                                                                 (DOLLARS IN THOUSANDS)

Net Sales . . . . . . . . . . . . . . . . . . . . . .     100.0%    100.0%      100.0%       100.0      100.0
Cost of Sales (including buying and
   occupancy expenses)  . . . . . . . . . . . . . . .      59.8      60.2        59.3         62.5       60.7
                                                         ------    ------      ------         ----      -----
     Gross Profit . . . . . . . . . . . . . . . . . .      40.2      39.8        40.7         37.5       39.3
Selling, general and administrative expenses  . . . .      31.1      28.8        28.9         33.9       33.9
                                                          -----     -----       -----         ----      -----
     Income from operations . . . . . . . . . . . . .       9.1      11.0        11.8          3.6        5.4
Interest expense, including deferred interest
     of $5,467, $6,685, $8,171, $1,948 and $2,099,
     respectively . . . . . . . . . . . . . . . . . .       9.8       9.9         9.4         12.4       10.2
Stock award expense . . . . . . . . . . . . . . . . .       --         --         0.4           --         --
ESOP compensation expense . . . . . . . . . . . . . .       0.6       0.5         0.5          0.6         --
                                                          -----    ------      ------        -----     ------
Income (loss) from continuing
   operations before income taxes . . . . . . . . . .      (1.3)      0.5         1.6         (9.4)      (4.8)
Income tax benefit  . . . . . . . . . . . . . . . . .        --        --        11.4           --        1.9
                                                          ------     -----      -----
Gain on disposal of discontinued operations . . . . .       3.0        --          --           --         --
                                                          ------     -----      -----        ------    ------
     Income before cumulative effect or
       change in accounting for ESOP  . . . . . . . .       1.7       0.5        13.0        (9.4)       (2.9)
Cumulative effect of change in accounting
   for ESOP . . . . . . . . . . . . . . . . . . . . .      (9.4)       --          --          --          --
                                                         ------      ----      ------        ----        ----
   Net income (loss)  . . . . . . . . . . . . . . . .      (7.7)%     0.5%       13.0%       (9.4)       (2.9)
- --------------------                                     ======      ====      ======       =====       =====

*   Not meaningful

         First Quarter Fiscal 1996 Compared to First Quarter Fiscal 1996

         Net sales for the first quarter of fiscal 1996 increased by $5.9 million or 24.9% to $29.6 million. Comparable store sales increased $3.2 million or 13.8% in the first quarter of fiscal 1996. Sales from new stores contributed $2.6 million to the overall sales increase. The average number of units sold on a comparable store basis increased by approximately 9.6% in the first quarter of fiscal 1996, while the average price per merchandise sale increased to $257 in fiscal 1996 from $252 in fiscal 1995. Comparable store sales increased in part due to increased use of non-recourse credit, the implementation of new return/exchange policies and ongoing improvements in the quality of the Company's sales force. The Company opened five new stores in the first quarter of fiscal 1996 increasing the number of stores opened to 151 as of April 30, 1996 compared to 137 as of April 30, 1995.

         Gross profit increased $2.7 million to $11.6 million in first quarter of fiscal 1996. Gross profit increased to 39.3% in the first quarter of fiscal 1996 from 37.5% in the first quarter of fiscal 1995. This increase was due primarily to the spreading of certain buying and occupancy costs over the Company's larger store base and to increased sales.

         Selling, general and administrative expenses increased by $2.0 million or 24.8% to $10.0 million in the first quarter of fiscal 1996 from $8.0 million. New stores accounted for $0.9 million of this increase. As a percentage of net sales, selling, general and administrative expenses remained consistent at 33.9% in the first quarters of fiscal 1996 and 1995. The dollar increase primarily relates to higher payroll expenses of $1.2 million and $0.3 million in credit expense. Comparable store payroll costs increased 9.0% in the first quarter of fiscal 1996 as compared to the first quarter of fiscal 1995 primarily due to a continuing effort to upgrade the quality of the sales force and an increase in incentive compensation paid to store based personnel. Private label non-recourse credit sales as a percentage of net sales increased to 43.3% in the first quarter of fiscal 1996 from 36.0% in the first quarter of fiscal 1995. These non-recourse credit sales carry higher discount rates than bankcard sales, which resulted in higher credit expense.




                                                                             PERCENTAGE
                                                                              INCREASE
                                                           PERCENTAGE       THREE MONTHS
                                                            INCREASE         ENDED APRIL
                                                        ---------------     30, 1996 OVER
                                                      1995       1996        THREE MONTHS
                                                       OVER       OVER       ENDED APRIL
                                                      1994        1995        30, 1995
                                                       ----       ----     ------------

Net Sales . . . . . . . . . . . . . . . . . . . .      17.1%     22.8%        24.9
Cost of Sales (including buying and
   occupancy expenses)  . . . . . . . . . . . . .       17.8      21.0        21.2

     Gross Profit . . . . . . . . . . . . . . . .       16.0      25.5        30.9
Selling, general and administrative expenses  . .        8.5      23.2        24.8

     Income from operations . . . . . . . . . . .       41.9      31.6        88.3
Interest expense  . . . . . . . . . . . . . . . .       18.8      16.2         2.6
Stock award expense . . . . . . . . . . . . . . .          *         *          *
ESOP compensation expense . . . . . . . . . . . .        7.0       7.9          *

Income (loss) from continuing
   operations before income taxes . . . . . . . .          *         *          *
Income tax benefit  . . . . . . . . . . . . . . .          *         *          *

Gain on disposal of discontinued operations . . .          *         *          *

     Income before cumulative effect or
       change in accounting for ESOP  . . . . . .          *         *          *
Cumulative effect of change in accounting
   for ESOP . . . . . . . . . . . . . . . . . . .          *         *          *

Net income (loss). . . . . . . . . . . . . . . . .         *         *          *

- --------------------
FISCAL 1995 COMPARED TO FISCAL 1994

        Net sales increased $24.3 million, or 22.8%, to $131.0 million in fiscal 1995 from $106.7 million in fiscal 1994. Comparable store sales increased $11.6 million, or 11.0%, in fiscal 1995. Sales from new stores contributed $12.5 million to the overall increase in net sales. The average number of units sold per store increased by approximately 4.4% from fiscal 1994 to fiscal 1995, while the average price per merchandise sale increased by 7.0%, to $245 in fiscal 1995 from $229 in fiscal 1994. Comparable store sales increased in large part due to improvements in the quality of the Company's personnel, increased use of non-recourse credit, and the implementation of new return/exchange policies. The Company opened 15 new stores in fiscal 1995, increasing the weighted average number of stores to 141 in fiscal 1995 from 126 in fiscal 1994.

         Gross profit increased $10.8 million, or 25.5%, to $53.3 million in fiscal 1995, from $42.5 million in fiscal 1994. Gross margin increased to 40.7% in fiscal 1995 from 39.8% in fiscal 1994. This increase was due primarily to a slight shift in product mix to the Company's higher margin jewelry items, as well as stricter discounting policies implemented during fiscal 1995. Occupancy, distribution and buying costs decreased as a percentage of net sales, due to economies of scale achieved through the Company's larger store base and increased net sales.

         Selling, general and administrative expenses increased $7.1 million, or 23.2%, to $37.9 million in fiscal 1995 from $30.7 million in fiscal 1994.
As a percentage of net sales, selling, general and administrative expenses increased slightly to 28.9% in fiscal 1995 from 28.8% in fiscal 1994. The dollar increase primarily relates to higher payroll expenses ($4.9 million) and credit expense ($1.7 million), partially offset by a decrease in advertising expenses ($0.4 million). Selling, general and administrative expenses attributable to the 15 stores opened in fiscal 1995 and 11 stores opened in fiscal 1994 accounted for $3.6 million of the total increase in selling, general and administrative expenses. Payroll costs increased in fiscal 1995, as compared to fiscal 1994, primarily due to an effort to upgrade the quality of store managers and an increase in incentive compensation paid to store-based personnel. Credit sales as a percentage of net sales increased to 36.9% in fiscal 1995 from 29.3% in fiscal 1994 as a result of an increase in use of the Company's "private label" credit programs

(including its new "First Time Buyers" program). These non-recourse credit sales carry higher discount rates than bankcard sales. The increased usage of private label credit contributed to higher sales as well as increases in the average price per merchandise sale. The Company intends to continue to upgrade its sales staff and expand its credit programs. Advertising expenses decreased as a result of eliminating radio advertising in fiscal 1995.

         As a result of the factors discussed above, income from operations increased 31.6%, to $15.4 million in fiscal 1995 from $11.7 million in fiscal 1994. As a percentage of net sales, income from operations increased to 11.8% in fiscal l995 from 11.0% in fiscal l994.

         Interest expense increased $1.7 million, or 16.2%, to $12.3 million in fiscal 1995 from $10.6 million in fiscal 1994. As a percentage of net sales, interest expense decreased to 9.4% in fiscal 1995 from 9.9% in fiscal 1994.
The dollar increase in interest expense was due primarily to higher average indebtedness and higher interest rates. Approximately two-thirds of fiscal 1995 interest expense consisted of non- cash interest accrued on the Company's senior accreting note and subordinated indebtedness. The Recapitalization and Offering will substantially reduce the Company's debt levels in fiscal 1996.

         ESOP compensation expense increased by $43,000, or 7.9%, to $590,000 in fiscal 1995 from $547,000 in fiscal 1994. The expense is related to the estimated fair value of shares held by the ESOP committed to be released to participants' accounts. After the Recapitalization, the Company expects to record no future ESOP compensation expense. The Company also recognized a one-time $461,000 expense relating to restricted stock awards made in fiscal 1995.

         At the end of fiscal 1995, the Company recognized into net income a deferred tax benefit of $14.9 million. The recognition of the deferred tax benefit resulted from a reduction in the valuation allowance relating to the Company's expectation of future taxable income being, at a minimum, $41.5 million, prior to the expiration of the deferred tax assets. The deferred tax asset principally relates to the Company's net operating loss carryforwards and a temporary difference arising from the recognition of interest expenses and fees on the currently outstanding debt. At February 1, 1996, the Company had available net operating loss tax carryforwards in the amount of $17.9 million, which begin expiring in 2006. While these carryforwards are expected to reduce future income tax payments, the benefits of such carryforwards have already been recognized in the Company's balance sheets and results of operations for fiscal 1995. The Company expects to realize $7.2 million of the deferred tax asset in 1996, concurrent with the recognition of the gain relating to the debt forgiveness.

         Giving pro forma effect to the Offering and the Recapitalization and realization of a portion of the deferred tax asset in the amount of $7.2 million associated with the debt forgiveness, the Company would have a remaining net deferred tax asset in the amount of $8.5 million as of January 31, 1996. This deferred tax asset relates primarily to net operating tax loss carryforwards generated in prior years. Full utilization of the remaining deferred tax asset will require the Company to generate aggregate future taxable income of approximately $22.1 million prior to the carryforwards' expiration, which will begin in 2006. For the fiscal year ended January 31, 1996, the Company had pro forma taxable income of $9.2 million, giving effect to the Offering and the Recapitalization.

         In years prior to the fiscal year ended January 31, 1996, the Company determined that, in accordance with the criteria set forth in Statement of Accounting Standards No. 109 ("SFAS 109"), realization of the tax benefits was not "more likely than not." As a result, in accordance with SFAS 109, in years prior to the fiscal year ended January 31, 1996, the Company recorded a full valuation allowance with respect to the deferred tax asset. See Note 6 of Notes to Financial Statements.

         The Company's results of operations have improved significantly over the past five fiscal years and, despite nominal net income and net losses due primarily to significant interest expense associated with its high debt level, the Company has generated positive cash flow from operations and strong gross margins. Based on its significantly improved operating performance in the year ended January 31, 1996 and its expectations of future profitability (without regard to the Offering and the Recapitalization) as of January 31, 1996, the Company determined that it is more likely than not that it will generate sufficient taxable income to utilize its deferred tax asset prior to the expiration of the net operating loss carryforwards. Accordingly, in accordance with SFAS 109, effective January 31, 1996, the Company reversed the valuation allowance and recognized a corresponding net deferred tax asset. Realization of the net deferred tax asset is not assured, however, and the amount of the asset considered realizable could be reduced in future periods if the Company's estimates of future taxable income during the carryforward period are reduced for any reason. A number of factors could affect the Company's future results of operations, including without limitation, general economic conditions, competition and fluctuations in gem and gold prices. See "Risk Factors," Note 6 of Notes to Financial Statements and "Stock Ownership--Possible Limitations on the Company's Use of Net Operating Loss Carryforwards."

FISCAL 1994 COMPARED TO FISCAL 1993

         Net sales increased $15.6 million, or 17.1%, to $106.7 million in fiscal 1994 from $91.1 million in fiscal 1993. Comparable store sales increased $6.7 million, or 7.6%, in fiscal 1994. Sales from new stores contributed $10.1 million to the overall increase in net sales. These increases were partially offset by a decrease in net sales related to the closing of stores in fiscal 1994 and 1993. In addition, the average price per merchandise sale increased by 9.0%, to $229 in fiscal 1994 from $210 in fiscal 1993. Comparable store sales increased in large part due to the Company's competitive pricing strategy, its selection of key merchandise inventory categories, and an increase in average price per merchandise sale due to a higher proportion of non-recourse credit sales. Stores closed in fiscal 1994 and 1993 accounted for a $1.3 million decrease in net sales. The Company opened 11 new stores in fiscal 1994, increasing the weighted average number of stores to 126 in fiscal 1994 compared to 117 in fiscal 1993.

         Gross profit increased $5.9 million, or 16.0%, to $42.5 million in fiscal 1994 from $36.6 million in fiscal 1993. The increase in gross profit was attributable to the Company's increase in net sales. Gross margin decreased to 39.8% in fiscal 1994 from 40.2% in fiscal 1993 due to the implementation of certain more competitively priced merchandise programs, which were introduced in the second half of fiscal 1993. At the same time, tighter controls over store discounting were implemented to achieve margin improvements on other merchandise. Occupancy, distribution and buying costs decreased as a percentage of net sales, due to economies of scale achieved through the Company's larger store base and increased net sales.

         Selling, general and administrative expenses increased $2.4 million, or 8.5%, to $30.7 million in fiscal 1994 from $28.3 million in fiscal 1993. As a percentage of net sales, selling, general and administrative expenses decreased to 28.8% in fiscal 1994 from 31.1% in fiscal 1993. The dollar increase primarily relates to higher payroll expenses, credit expense and supplies and other expenses attributable to 11 stores opened in fiscal 1994 and 11 stores opened in fiscal 1993. Payroll costs as a percentage of net sales decreased in fiscal 1994, as compared to fiscal 1993. This gain in sales productivity was primarily due to a reduction in average store staffing hours. Automation of certain store functions and centralization of certain activities at the corporate office permitted this reduction without impacting sales. Advertising costs decreased slightly as a result of discontinuing radio advertising in certain markets.

         As a result of the factors discussed above, income from operations increased 41.9% to $11.7 million in fiscal 1994 from $8.3 million in fiscal 1993. As a percentage of net sales, income from operations increased to 11.0% in fiscal l994 from 9.1% in fiscal l993.

         Interest expense increased $1.7 million, or 18.8%, to $10.6 million in fiscal 1994 from $8.9 million in fiscal 1993. This increase in interest expense was due primarily to higher average indebtedness and to higher interest rates. As a percentage of net sales, interest expense increased to 9.9% in fiscal l994 from 9.8% in fiscal 1993.

         ESOP compensation expense increased $36,000, or 7.0%, to $547,000 in fiscal 1994 from $511,000 in fiscal 1993. The expense is related primarily to an increase in the estimated fair value of the shares held by the ESOP committed to be released to participant's accounts.

QUARTERLY RESULTS


         The Company's results of operations fluctuate on a quarterly basis. The Company has historically experienced net losses and lower net sales in each of its first fiscal quarters. The Company expects this trend to continue.


         The following table sets forth summary unaudited quarterly financial information of the Company for each quarter in fiscal 1994 and fiscal 1995. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this Prospectus and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period and there can be no assurance that any trends reflected in such results will continue in the future.





                                      1994 QUARTERS ENDED                             1995 QUARTERS ENDED
                                        (in thousands)                                  (in thousands)                   1996
                                                                                                                        QUARTER
                                                                                                                         ENDED
                                                                                                                    (in thousands)
                          APR. 30,   JULY 31,     OCT. 31,  JAN. 31,     APR. 30,    JULY 31,    OCT. 31,   JAN. 31,   April 30,
                             1994       1994        1994      1994          1995        1995        1995       1996     1996
                             ----       -----       ----      ----          ----        ----        ----       ----    -------

Net Sales . . . . . . .     $19,091     $22,578    $22,125   $42,889        $23,676     $28,398    $27,688    $51,260   $29,560
Gross Profit  . . . . .       6,968       8,494      8,326    18,672          8,880      11,235     10,724     22,461    11,626

Income from
   operations . . . . .         370       1,424      1,079     8,839            854       2,803      1,800      9,956     1,608



LIQUIDITY AND CAPITAL RESOURCES

         Over the last three fiscal years, the Company's primary ongoing capital requirements have been to amortize its term debt incurred as part of the Company's 1991 debt restructuring, to fund increases in inventory at existing stores and to fund capital expenditures and working capital (primarily inventory) associated with the Company's new stores. During the same period, the Company's primary sources of liquidity have been cash flow from operations and bank borrowings under the Company's revolver.


         The Company's inventory levels and working capital requirements have historically been highest in advance of the Christmas shopping season. The Company has funded these seasonal working capital needs through borrowings under the Company's revolver and increases in trade payables and accrued experiences.


        The Company's cash flow from operating activities decreased from
$3.5    million provided by operations in the first quarter of 1995 to  a use of cash for operations of $0.2 million in the first quarter of 1996. Higher income from operations together with increases in accounts payable and accrued expenses were more than offset by increases in merchandise inventories and deferred financing costs incurred in connection with the initial public offering and the new financing arrangements. In the first quarter of 1996, the primary sources of the Company's liquidity included a $5.4 million net increase in the amount outstanding under the Company's revolver less a decrease of $3.3 million in outstanding checks. The Company utilized cash in the first quarter of 1996 primarily to fund capital expenditures of $2.0 million, primarily related to the opening of five new stores in the first quarter of 1996 and new stores scheduled to open early in the second quarter.



         During May 1996, the Company completed (i) an IPO, (ii) a restructuring of its loan agreements, and (iii) a restructuring of the Company's ESOP. The proceeds of the IPO and the new financing arrangements were primarily used to repay all outstanding bank borrowings and subordinated debt.


         The Company's cash flow from operating activities increased from $4.7 million in fiscal l994 to $9.6 million in fiscal l995, primarily due to higher income from operations. In fiscal 1995, the sources of the Company's liquidity included cash flow from operating activities, together with a $5.5 million increase in outstanding checks less a $4.7 million decrease in amounts outstanding under the Company's revolver. The Company utilized cash during fiscal l995 primarily to (i) increase inventories, net of corresponding payables ($6.3 million), (ii) repay the Company's term loan ($6.4 million), and
(iii) fund capital expenditures ($3.9 million). The increase in inventories and capital expenditures were primarily related to the opening of the Company's 15 new stores in fiscal 1995. The peak outstanding borrowings under the Company's revolver during fiscal 1995 was $10.7 million. In addition, at November 30, l995, the Company had consigned inventories from vendors in the amount of $18.0 million.


         The Company's cash flow from operating activities increased from a cash flow deficit of $4.7 million in fiscal 1993 to a positive cash flow of $4.7 million in fiscal 1994, primarily due to higher income from operations.
In fiscal 1994, the sources of the Company's liquidity included cash flow from operating activities, together with a $1.8 million increase in borrowings under the Company's revolver and outstanding checks. The Company utilized cash during fiscal 1994 primarily to (i) increase inventories, net of corresponding payables ($6.6 million), (ii) repay the Company's term loan ($2.5 million), and
(iii) fund capital expenditures ($3.9 million). The increase in inventories and capital expenditures were primarily related to the opening of 11 new stores in fiscal 1994. The peak outstanding borrowings under the Company's revolver loan during fiscal 1994 was $9.4 million. In addition, at November 30, l994, the Company had consigned inventories from vendors in the amount of $16.6 million.


     During fiscal 1996, the Company plans to open 18 stores, eight of which had been opened as of July 25, 1996. In addition, as of July 25, 1996, the Company has entered into leases for ten new stores and has reached understandings with respect to 17 leases for additional stores. New stores on average require inventory of approximately $300,000 and capital expenditures of approximately $225,000. Pre-opening expenses for new stores average approximately $20,000. The Company has budgeted capital expenditures in fiscal 1996 of $5.2 million, primarily for new stores and store remodeling.

         At February 1, 1996, the Company had net operating loss tax carryforwards in the amount of $17.9 million, which will reduce cash payments for income taxes in future periods but which have already been recognized for financial reporting purposes. The timing of the use of these carryforwards may be deferred if the Company has an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). See "Stock Ownership--Possible Limitations on the Company's Use of Net Operating Loss Carryforwards."

         The Company utilized the funds generated by the Recapitalization (including the Offering, the IPO, the Bank Facility and the Gold Consignment Facility) principally to retire all of the Company's bank indebtedness and subordinated debt outstanding. The Recapitalization, which was completed on May 7, 1996, was intended to reduce the amount of the Company's debt and the related interest expense and to provide the Company with greater financial flexibility for operations and to support its store expansion strategy. Interest expense on a pro forma basis giving effect to the Recapitalization for fiscal 1995 would have been $5.8 million, as compared to historical interest expense of $12.3 million for fiscal 1995. The Company believes that approximately three-quarters of this reduction is attributable to a lower level of obligations resulting from the Recapitalization with the remainder resulting from lower average interest rates on the new financing arrangements. As part of the Recapitalization, the Company's ESOP was restructured. See "The Recapitalization--ESOP Restructuring."

         The Company believes that its cash flow from operating activities together with available borrowings under the New Revolver will be sufficient to satisfy its cash requirements, including anticipated capital expenditures, for the foreseeable future.

INFLATION

         The Company believes that inflation generally has not had a material effect on the results of its operations.

                                    BUSINESS

THE COMPANY


         General. Marks Bros. Jewelers, Inc. (the "Company") is a leading, national specialty retailer of fine jewelry (based on number of stores, according to the May 16, 1995 issue of National Jeweler), operating 151 stores in 24 states at April 30, 1996. Founded in 1895, the Company operates stores in regional and super-regional shopping malls under the names Whitehall Co. Jewellers(R) (117 stores), Lundstrom Jewelers(R) (30 stores) and Marks Bros. Jewelers(TM) (4 stores) (in each case, as of April 30, 1996). The Company offers at competitive prices an in-depth selection of fine jewelry in the following key categories: diamond, gold, precious and semi-precious jewelry. The Company's target customers are middle to upper middle income women over 25 years old. Central to the Company's growth in operating profits and its high store productivity are its small but flexible store format, the absence of recourse credit risk, its strong sales culture and its operating efficiencies at both the store and corporate levels.


         From fiscal 1991 to fiscal 1995, the Company's net sales grew at a compound annual rate of 14.3%, from $76.7 million to $131.0 million, while income from operations grew at a compound annual rate of 30.2%, from $5.4 million to $15.4 million. The Company's growth during this period is attributable to (i) new store openings, which resulted in an increase in the number of stores from 111 to 146 stores, (ii) higher store productivity, as average annual sales per store increased from $699,000 to $936,000, and (iii) improved operating efficiencies resulting in an increase in the Company's operating margin from 7.0% to 11.8%. Although the Company recorded income from operations in each of the last five fiscal years, it recognized net losses in fiscal 1991, 1992 and 1993, primarily due to high interest expense. In fiscal 1995, the Company s operating return on store investment (measured by store operating profits divided by the sum of capital expenditures and gross inventory) for new stores opened during the prior fiscal year was approximately 28%. Virtually all the Company's stores are profitable on a store operating basis, and almost all of the Company's new stores are profitable on a store operating basis for their first year of operation.

         The Company believes it has significant opportunities to increase sales and profitability through an increased number of planned store openings (including 18 in fiscal 1996 and 23 in fiscal 1997), the implementation of several new sales and merchandising programs designed to continue comparable store sales growth, and continued adherence to its strict operating standards regarding performance of sales personnel, store profitability and cost control. The cost of opening a new store on average is approximately $545,000, including inventory, capital expenditures and pre-opening expenses.


         Retailing Concepts. The Company's stores currently operate under the names Whitehall Co. Jewellers(R) (117 stores), Lundstrom Jewelers(R) (30 stores) and Marks Bros. Jewelers(TM) (4 stores) (in each case, as of April 30,
1996). Each store concept is designed around an open, brightly-lit and inviting layout which encourages browsing by mall shoppers. The Company s multiple name format allows the Company to open additional stores in malls where it already has profitable locations. Whitehall Co. Jewellers is the Company's primary trademark and is positioned to be somewhat more upscale than the average mall-based jewelry store. Lundstrom Jewelers operates in 30 malls,
- -- of which also have a Whitehall store. In most cases a Lundstrom store is added to a mall only after the Company has operated a successful Whitehall store in the same center. Generally, Lundstrom is positioned slightly more upscale than Whitehall, with greater emphasis on more expensive diamond and gold merchandise. The Company is testing a new concept that will be closer to a "guild" jewelry retailer. This concept is in the implementation stage with the first store opened in May 1996 in a mall in which the Company already operates a Whitehall and a Lundstrom store.


INDUSTRY

         Total retail sales by jewelry stores in the United States in 1994 were approximately $16.9 billion, and such sales grew between l989 and l994 at an annual rate of approximately 3.3%, according to the U.S. Department of Commerce.

         The jewelry market is generally divided into three segments: fine jewelry, costume jewelry, and guild jewelry. The broad "fine" jewelry market segment represents a majority of the jewelry market in terms of revenue, and it includes jewelry made from precious metals and gemstones, as well as finer watches. Fine jewelry is sold at a range of price points from middle to upper end, with the upper end consisting of luxury items such as unique design jewelry items and expensive time pieces. Except for a few designer label offerings, fine jewelry is generally not marketed under brand names. Costume jewelry consists of jewelry made of non-precious stones and rhinestones, as well as inexpensive watches. The "guild" market represents a small percentage of the total market.

         Jewelry is mainly distributed through jewelry stores (both independent stores and chains), general merchandise and discount stores, department stores, mail order and catalogs, apparel and accessories stores, and televised home shopping networks. General merchandisers, discount stores, and apparel and accessories stores generally sell costume jewelry and lower-priced "fine" jewelry. Mail order and home shopping distributors generally offer costume jewelry and fine jewelry at low to middle price points. Department stores generally offer a wider assortment of merchandise including a selection of costume, fine and some "guild" jewelry.

         Jewelry stores, including independent stores and jewelry chains, represent the largest distribution channel based on industry sales. Most jewelry stores cater to the broad fine jewelry market offering a variety of items at a range of price points. As of December 31, 1995, there were over 28,000 retail jewelry stores nationwide accounting for almost one-half of all jewelry sales. The retail jewelry industry is highly fragmented with no single chain accounting for a significant percentage of the fine jewelry market.

         Although jewelry stores have declined as a distribution channel in recent years, the Company believes that this decline is attributable primarily to the disappearance of many independent jewelers from the retailing environment and a consolidation within the industry among national and regional jewelry chains. The Company believes that this consolidation resulted from a variety of factors, including (i) bad debt exposure, which impacted jewelry stores that extended recourse credit to customers, (ii) overexpansion of stores and the failure to close unprofitable stores, and (iii) financial risk of high leverage. The Company believes that industry consolidation will continue as independent jewelers find it increasingly difficult to achieve economies of scale in merchandise purchasing and real estate site selection.

OPERATING STRATEGIES

         The Company believes that its success is attributable in large measure to its business strategy which emphasizes adherence to the Company's strict operating standards regarding real estate selection, credit policies, performance of sales personnel, store profitability and cost control. The principal elements of the Company's operating strategies are as follows:

         Small, Flexible Store Format in Regional Malls. The Company believes it has a competitive advantage in obtaining high traffic, "center court" locations in desirable regional and super-regional malls due principally to
(i) its small average store size of approximately 775 square feet, which, while considerably smaller than the average store size of most of the Company's competitors, generates comparable sales volumes, (ii) its ability to adapt its store design to various sizes and configurations, and (iii) its high average
sales per square foot (approximately $1,200 in fiscal 1995).   Over two-thirds
of the Company's stores are located in high traffic, "center court" locations. The stores' small, flexible format (which lowers the Company's fixed occupancy costs) and high productivity are desirable to mall owners. The stores' open, attractive design appeals to customers, while facilitating foot traffic and enhancing sales opportunities for the Company.

         Absence of Recourse Credit Risk. The Company operates based upon a "no credit risk" policy. When purchasing on credit, customers must use their personal credit cards, the Company's private label credit card (which is available through a third party and is non-recourse to the Company) or other non-recourse third party credit arrangements. The Company's strict policy eliminates its credit risk associated with the customer's failure to pay. This policy also distinguishes the Company from most of its competitors, which not only bear such credit risk, but also rely on finance income in addition to merchandise sales.

         Motivated, Sales-Oriented Store Personnel. The primary responsibility of store sales personnel is selling to customers. To assist them in their selling efforts, store personnel are authorized to discount prices within certain limits and to choose from a variety of return/exchange options to offer the customer. Most non-sale activities are largely centralized. In addition, the absence of internal credit operations reduces the need for sales personnel to focus on many in-store credit activities. Compensation and bonus programs reinforce sales and margin goals on a daily, weekly and monthly basis. The Company continually seeks to enhance the selling skills of its sales associates through recruitment of experienced sales personnel and extensive, ongoing training programs.

         Differentiated Merchandising. The Company offers an in-depth selection of merchandise in several key categories of fine jewelry: diamond, gold, precious and semi-precious jewelry. This "key category" focus is oriented to the Company's target customer, the middle to upper middle income woman. Unlike many of its competitors, the Company carries only a limited selection of watches and virtually no costume jewelry or gift merchandise. During the past four fiscal years the Company has increased its average store inventory at an annual rate of approximately 12.6% in an effort to expand the upper price points and add more depth to the merchandise mix.

         Strict Operating Controls. The Company emphasizes high performance standards, backed by strong incentive programs. Adherence to these standards in the areas of store site selection, sales targets, store profitability and cost control is fundamental to the Company's success. For example, the Company reduced central overhead from $7.5 million (9.8% of net sales) in fiscal 1991 to $7.3 million (5.6% of net sales) in fiscal 1995. During this same period, the Company's net sales increased by over 70% and the number of its stores increased by 32.0%.

GROWTH STRATEGIES

         The Company believes that it has significant opportunities to increase sales and profits through continued execution of its store expansion strategy and continued comparable store sales gains. The key elements of the Company's growth strategies are as follows:

         Accelerated New Store Openings. The Company has opened 26 stores during the last two fiscal years. In recent years store expansion has been somewhat constrained by the terms of the Company's credit facilities, and the Recapitalization is expected to allow the Company to continue its new store
openings.   The following table shows the Company's store expansion during its last five fiscal years reflecting both store openings and closings for the respective fiscal years:

                                                       YEAR ENDED JANUARY 31,             Three months
                                             ---------------------------------------         ended
 NUMBER OF STORES:                           1992     1993    1994     1995    1996       April 30, 1996
 ----------------                            ----     ----    ----     ----    ----       --------------

 Open at beginning of period . . . . . . . .   109      111     113      122     131            146
 Opened during period  . . . . . . . . . . .     8        4      11       11      15              5

 Closed during period  . . . . . . . . . . .    (6)      (2)     (2)      (2)     --             --
                                               ---      ---     ---      ---    ----            ---

 Open at End of period . . . . . . . . . . .   111      113     122      131     146            151
                                               ===      ===     ===      ===     ===            ===

      Net Increase                               2        2       9        9      15              5



         The Company currently plans to open 18 new stores in fiscal 1996 (five of which had been opened as of April 30, 1996) and 23 new stores in fiscal 1997. To reduce the Company's risk associated with entering new malls, the Company prefers to expand in established malls. In addition, the Company seeks to open additional stores in its existing markets where the Company believes it can obtain greater market penetration. The Company also seeks to identify new geographic markets where it can cluster stores for ease of supervision and increased name recognition. The two most recent examples of the Company's entrance into new geographic markets are St. Louis and Phoenix, both of which the Company entered in fiscal 1994. The Company now has three stores in the Phoenix area and five stores in the St. Louis area with a fourth store planned to be opened in Phoenix in fiscal 1997. The Company does not plan to enter any new geographic markets in fiscal 1996.



         The Company seeks to open new stores in key locations in regional and super-regional malls. The Company's national presence permits it to focus its new store openings on desirable malls throughout the country and often to obtain high traffic, "center court" locations in those malls to maximize exposure to mall shoppers. The Company uses its multiple name format to open additional stores in malls where it already has profitable locations. For example, of the Company's 30 Lundstrom stores, 27 are located in malls with Whitehall stores.


         The Company continuously evaluates the performance of its stores and closes certain stores from time to time that do not continue to meet its strategic location profile or its performance requirements. The Company is currently considering closing a limited number of such stores in fiscal l996 or fiscal l997 and currently expects that the number of such closings will not vary substantially from historical experience.

         Comparable Store Sales Increases. The Company has achieved comparable store sales increases of 7.6% and 11.0% in fiscal 1994 and 1995, respectively. The Company seeks to achieve comparable store sales increases by (i) expanding the availability of non-recourse credit through its new "First Time Buyers" program, (ii) continuing to increase merchandise offerings in selected categories (especially higher priced items), (iii) continuing to implement its return/exchange policy, (iv) using enhanced information systems to better monitor merchandise selection and provide important data on key customers, and
(v) expanding its "customer friendly" merchandise displays to enhance the shopping experience and to create a more comfortable environment in which to encourage impulse purchases.

MERCHANDISING

         The Company believes that an important element of its success is a focused merchandising strategy that reflects its upscale customer orientation and small store format. The Company seeks to provide a deep assortment of items across a broad range of price points in its key product categories: diamonds (such as diamond jewelry, diamond solitaires and bridal), gold and precious and semi-precious jewelry. Unlike many of its competitors, the Company carries only a limited selection of watches and virtually no costume jewelry or gift merchandise.

         Each store offers approximately 2,500 individual items, including approximately 500 core jewelry items, which accounted for approximately 38% of net sales in fiscal 1995. In addition, the Company increasingly seeks to expand its merchandise assortment in higher price points. The Company's average price per merchandise sale has increased from $210 in fiscal 1993 to $229 in fiscal 1994 and $245 in fiscal 1995.

         In recent years, the Company has increased the average number of items available in its stores to broaden the appeal of its merchandise assortment and expand its product breadth in selected product categories, particularly bridal and other diamond jewelry. For example, store merchandise per store (including consigned items) has grown at a compound annual rate of approximately 12.6% over the past four fiscal years (as measured by the inventory and consigned items on hand at fiscal year end).

         The following table sets forth the Company's percentage of total merchandise sales by category for the last five fiscal years:

                                                                YEAR ENDED JANUARY 31,
                                                                ----------------------
                                         1992          1993           1994           1995           1996
                                      ----------    ----------     ----------     ----------     ----------

              Diamonds  . . . . . . .     46.5%        48.0%          51.0%          54.1%          55.1%
              Gold  . . . . . . . . .     23.9         25.5           26.6           25.0           25.2
              Precious/Semi-Precious      19.6         16.8           15.0           15.1           14.6
              Watches . . . . . . . .      3.2          3.0            2.7            2.4            2.1
              Other . . . . . . . . .      6.8          6.7            4.7            3.4            3.0
                                        ------       ------         ------         ------         ------

                            Total . .    100.0%       100.0%         100.0%         100.0%         100.0%
                                         ======       ======         ======         ======         ======

         All stores carry the Company's core items. The Company also customizes the merchandising of its stores based upon each store's sales volume, individual market preferences and historical selling patterns. The Company continually tests new items in its stores and monitors their sales performance to identify additional sales opportunities.


         Along with its broad product assortment, the Company also provides jewelry repair services to its customers (sales from which represented approximately four percent of fiscal 1995 net sales). Actual repair work is performed by jewelers under independent contract. Approximately 80 of the Company's stores have jewelers located in the store to provide on-site repair services to the customer. To enhance customer service, the Company plans to continue to expand the number of stores with on-site jewelry repair.

         Pricing Strategy. For purposes of pricing, the Company classifies its merchandise into several broad categories. Consistent with many fine jewelry retailers, a substantial portion of the Company's sales are made at prices discounted from listed reference prices. Sales associates are authorized to discount most merchandise prices within certain limits. Store managers, supervisors, and executive officers of the Company have the ability to further discount merchandise to increase sales. The Company believes that this flexibility and responsiveness enables it to increase sales.

CREDIT

         The Company operates based upon a "no credit risk" policy. When purchasing on credit, customers must use their personal credit cards (e.g., Visa, MasterCard, American Express and others), the Company's private label credit cards, which are available through a third party and are non-recourse to the Company, or other non-recourse third party credit arrangements. Because the Company's credit programs are non-recourse to the Company, the Company has no customer credit risk for non-payment by the customer associated with the sale. At the same time, the Company believes that its ability to offer credit through its "private label" credit cards and other non-recourse arrangements is attractive to many customers, including those who prefer not to have their jewelry purchases count towards their credit limits on their personal third party credit cards. The Company encourages sales on the Company's private label credit card or other non-recourse third-party credit arrangements because customer purchases on this type of credit tend to generate higher average sales. In fiscal 1995, the Company's average credit sale was approximately $600, versus approximately $100 for a purchase paid for with cash or by check. The Company believes that its success in building its non-recourse credit sales has been a significant factor in its improvement in comparable store sales.

         The Company's credit strategy and its focus on a more upscale clientele are interrelated. A substantial portion of the users of private label credit offered by most jewelers tend to be customers with more limited financial resources or a weaker credit history. In contrast, the Company's adherence to a "no credit risk" policy limits the Company's sales to such individuals. Thus, the Company has historically oriented its merchandising programs to appeal to a more affluent, less credit-reliant consumer.

         The Company has established its private label program through Bank One (and other non-recourse credit purveyors), whereby customers may apply for instant credit on merchandise purchases. Under these credit programs, the credit purveyors have no recourse against the Company based on the customer's failure to pay; recourse against the Company is restricted to those limited cases where the receivable itself is defective (such as incorrectly completed documentation or certain situations involving customer fraud). The Company's expense related to these limited cases was approximately 0.5% of sales during fiscal 1995. The Company's credit card discount expense for fiscal 1995 and fiscal 1994 represented 2.6% and 1.9%, respectively, of credit sales for those years. In general, the Company's credit card discount expense is higher for its private label programs than for personal credit cards, such as Visa and MasterCard. Pursuant to the Company's relationship with Bank One, the bank provides credit to the Company's customers using its own credit criteria and policies. The Company pays a fee to Bank One based primarily upon the volume of credit so extended. The Company has similar non-recourse arrangements with other credit providers, which it uses in addition to the Bank One program to assist customers in financing their purchases. In addition, the Company utilizes a check authorization company which guarantees payments on transactions involving personal checks.

         In an effort to sell to a greater percentage of younger customers having little or no credit history (e.g., the recently engaged), in late 1995 the Company implemented its "First Time Buyers" program through a non-recourse arrangement with Bank One. Bank One will grant credit to young customers with little or no credit history. In return, the Company will pay Bank One a higher fee than it pays under its standard program. Through this program, the Company seeks to expand its sale of diamond engagement rings and other merchandise.

         The Company has devoted considerable effort and sales training to credit, and it anticipates that its non-recourse credit programs combined with its new "First Time Buyers" program will continue to be a focus of its efforts.

STORE OPERATIONS

         Store Layout. Over two-thirds of the Company's stores are located in high traffic, "center court" locations. Nearly all of the stores have an open entrance rather than the more traditional single-doorway entrance. Stores generally have at least 60 lineal feet of display cases, are brightly-lit and are designed to have display cases situated along the lease line. By formatting the stores in this "customer- friendly" manner and without a formal entryway, a casual mall shopper comes in very close contact with the store's merchandise and personnel without the natural apprehension many have upon "entering" a fine jewelry store. In addition, by utilizing very colorful window or counter signage featuring simple and straightforward messages, the Company has found that shoppers are more apt to browse its product offerings, thereby greatly increasing the possibility of a sale.

         Store Management. Each of the Company's stores is operated under the direction of a store manager who is responsible for management of all store-level operations, including sales and personnel matters. Most non-sales related administrative functions are performed at the Company's corporate office in Chicago. A significant portion of the compensation of store managers is based on incentives which focus on sales productivity. The store managers are assisted by a staff that usually includes an assistant manager and four to eight sales associates, depending upon store operating hours and anticipated sales volume. Matthew M. Patinkin, the Company's Executive Vice President, Store Operations, supervises a total of 20 supervisors who concentrate their efforts on store-focused sales strategies. Each supervisor is based in one store, but spends most of his or her time visiting other stores. The Company's four executive officers spend a substantial percentage of their time visiting stores to reinforce the close communication between senior executives and store personnel. The vast majority of stores were visited at least three times by one of those senior executives in fiscal 1995, and all but one of the Company's stores was visited at least once during that period.

         Operating Cost Controls. The Company's store operations are designed to maintain low operating costs at the store level. The Company's small average store size reduces fixed costs, and the lack of recourse credit eliminates the need for most overhead expenses normally associated with credit operations. The Company also seeks to reduce store-level operating costs through efficient sales staff utilization. To assist store personnel in their selling efforts, many of the administrative functions normally performed at the store level are performed at the corporate level. The Company also focuses on reducing expenses at its central office. Due to computerization, more efficient use of personnel, and the elimination of certain non-essential functions, the Company has reduced central overhead from $7.5 million in fiscal 1991 (9.8% of net sales) to $7.3 million in fiscal 1995 (5.6% of net sales). During that period, the Company's sales increased by over 70% and the number of stores increased by 32.0%.

         Store Employee Compensation. The Company seeks to hire experienced sales personnel and motivate its store employees by linking a substantial percentage of employee compensation to individual and store sales performance, as well as by offering opportunities for promotion within the Company. Employee incentives include bonus opportunities and recognition programs on a daily, weekly and monthly basis. In order to earn a bonus, it is generally necessary for the store to achieve store sales goals and for the individual sales associate or manager to produce personal sales.

         Employee Training. The Company believes that providing knowledgeable and responsive customer service is critical to the Company's success and, accordingly, has developed and implemented extensive employee training programs. In addition to training during the first four weeks of employment and continuous on-the-job training provided by management, the Company has recently produced several training videos to supplement its written training materials for sales associates. Store managers complete a manager training and development program.

ADVERTISING AND PROMOTIONS; CUSTOMER SATISFACTION

         The Company uses in-store and point-of-sale promotional activities as the main elements of its advertising strategy. The bulk of the Company's advertising and promotional budget is dedicated to in-store signage, flyers, special merchandise displays and targeted mailings. Frequent special promotions such as diamond remount events, clearance sales, "Vice President's Day Events," and similar promotions are designed to increase traffic through the Company's stores and generate an urgency for customers to make purchases. These events vary from year to year and among stores. Publicized events are an important part of the Company's marketing efforts, and the Company generates a significant portion of its revenues during such events.

         Policies which promote customer satisfaction and repeat business include the following:

         Return/Exchange Policy. The Company permits store personnel to choose from a variety of return or exchange options to offer the customer, including a 90-day return policy or a 90-day exchange policy. Store personnel are authorized to use their discretion within certain parameters in setting return or exchange policies on individual transactions, and store managers and supervisors are authorized to accept certain returns or exchanges outside these parameters at their discretion. An increasing percentage of the Company's sales have been made on a 90-day exchange or similar basis, which the Company believes has favorably affected sales.

         Diamond Warranties. The Company offers diamond warranties in connection with purchases of diamond jewelry. Under its guarantee, the Company agrees to replace any diamond lost from its mounting due to a design defect in the item purchased. To keep a warranty in force, the customer must return to the store once every four months to have the mounting checked by Company personnel.

         Diamond Trade-In/Trade-Up Policy. The Company's trade-in policy allows customers to trade-in diamond and certain gemstone merchandise that was purchased at a Company store and receive a credit of 100% of the original cost of the merchandise towards a trade-in for any item of greater value. Customers who do not have written verification but are trading in identifiable Company-sold merchandise may be afforded a similar right. With respect to trade-ins of non-Company merchandise, customers may receive a credit equal to a negotiated amount.

         Layaway Policy. Customers are allowed to put merchandise in layaway for up to one year by making a small deposit (usually 10% to 20% of the purchase price) and by making certain minimum, non-interest bearing payments monthly to the Company. If the customer does not make the required minimum payments, the item is returned to display. Layaway items may not be taken out of the store by the customer until the item is fully paid for.

PURCHASING

         The Company does not manufacture its merchandise. The Company purchases substantially all of its inventory, including loose gems, directly from prime suppliers located in the United States and abroad. The Company utilizes approximately 100 vendors, primarily in the United States, Israel, Italy and the Far East, who supply various jewelry products under U.S. dollar-denominated agreements. During fiscal 1995, the Company's largest and five largest suppliers accounted for approximately 14% and 37%, respectively, of the merchandise purchased by the Company. The Company also has certain subcontracting arrangements with jewelry finishers to set loose diamonds and gemstones into rings and other jewelry, using styles established by the Company. Management believes that the relationships the Company has established with its suppliers and subcontractors are good. The Company has not experienced any difficulty in obtaining satisfactory sources of supply and believes that adequate alternative sources of supply exist for substantially all types of merchandise sold in its stores.

         The Company maintains a strict quality assurance program, with almost all shipments from suppliers being counted or weighed and visually inspected upon receipt at the Company's headquarters in Chicago, Illinois. On a regular basis, the Company sends randomly-picked merchandise to independent smelters to be assayed for gold content to assure that the merchandise is of the karat represented by the vendor.

         In fiscal 1995, the Company's average net monthly investment in inventory (i.e., the total cost of inventory owned and paid for) was 71% of the total cost of the Company's on-hand merchandise. Approximately 30% of the Company's merchandise is obtained on consignment. The amount of consignment merchandise has increased in recent years. For example, the average amount of consignment merchandise per store has increased from $93,000 on January 31, 1994 to $109,000 on January 31, 1996. The Company is also generally granted favorable exchange privileges which permit it to return or exchange certain unsold merchandise for new products at any time. Those arrangements permit the Company to structure its relationships with vendors to encourage their participation in, and responsibility for, merchandise turnover and profitability. These arrangements permit the Company to have more merchandise available for sale in stores and reduce somewhat the Company's exposure to changes in fashion trends and inventory obsolescence.

MANAGEMENT INFORMATION SYSTEMS

         The Company utilizes customized management information systems throughout its business to facilitate the design and implementation of selling strategies and as an integral part of its financial and other operational controls. In fiscal 1993, the Company completed the installation of its current management information system, an IBM AS400-based system. The system incorporates point-of-sale computers in its stores with a merchandise management and purchase order management system and utilizes software specifically designed for the jewelry industry, which the Company has customized extensively to meet its needs. The information system has been upgraded to support the Company's needs and further upgrading is scheduled to support the Company's continued growth.

         The Company uses the management information system to track each individual item of merchandise from receipt to ultimate sale or return to the vendor. As a result, management can closely monitor inventory by location, sales, gross margin, inventory levels and turnover statistics, reallocating inventory among stores when beneficial. This system also enables management to review each store's and each employee's productivity and performance. Based on the sales data, the Company tailors each store's inventory composition and plans the Company's purchasing requirements accordingly. The system enables the Company to manage its inventory at the store level, including the automatic replenishment of merchandise no less frequently than twice a week.

         The system also automatically provides a daily reconciliation of each store's transactions for prompt investigation of discrepancies. The point-of-sale computers are polled nightly by the headquarters system and updated data is available at the beginning of the following day for use by central office and store supervisory personnel, and for transfer into the Company's accounting, merchandising, and other management information systems.

         The Company's computer systems permit merchandisers to identify sales trends at various levels of detail ranging from major category to the specific stock keeping unit ("SKU"). The Company's best selling items are monitored weekly (and more frequently during peak seasons) to assure that stores are stocked with those items. The merchandising system permits replenishment of items sold or transferred from a store on a next day basis. The Company distributes merchandise from its central warehouse to stores at least twice per week and during peak selling seasons, and the Company replenishes stores daily to insure in-stock conditions. The merchandising system also identifies overstock conditions of higher value SKU's to permit the prompt stock balancing of those more expensive items to stores in which they have the highest probability of selling.

         The Company is now in the process of implementing, through its point-of-sale system, the ability to capture and retain selected customer data from each sale (name, address, phone, birthday, anniversaries, historical purchases, etc.). The data is intended to be used by Company store managers and sales associates in their efforts to contact customers and anticipate and facilitate future add-on purchases by its customers. For example, a husband who buys a diamond necklace for his wife's birthday may receive a mailing approximately a year later suggesting a matching set of diamond earrings. The Company believes that additional sales volume can be achieved by utilizing such programming initiatives.

         The Company recently introduced laptop computers to its supervisors in the field who can now obtain up-to-date financial information on their stores and download it on an as-needed basis from the Company's central computer system. The information available via laptop includes, among other items, store sales, gross profit, personnel costs, and sales associates' productivity information.

         Inventory Loss Prevention and Insurance. The Company undertakes substantial efforts to safeguard its jewelry inventory from loss and theft, including the use of security alarm systems and safes at each store and the taking of daily inventory of higher value items. In addition, the Company's inventory management and control system, which tracks each item in the Company's inventory, provides a further check against loss or theft. During fiscal 1995, in-store inventory shrinkage amounted to less than 1.0% of sales. The Company has a full-time manager who directs the Company's loss prevention efforts. The Company maintains insurance (subject to certain deductibles) covering the risk of loss of merchandise in transit and at store premises (whether owned or on consignment) in amounts that the Company believes are reasonable and adequate for the types and amounts of merchandise carried by the Company.

COMPETITION

         The jewelry business is fragmented and highly competitive. The Company competes with national and regional jewelry chains and local independently owned jewelry stores, especially those that operate in malls, as well as with department stores, catalog showrooms, discounters, direct mail suppliers and televised home shopping networks. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. The Company also believes that it competes for consumers' discretionary spending dollars with retailers that offer merchandise other than jewelry.

         Management believes that the primary competitive factors affecting its operations are store location and atmosphere, quality of sales personnel and service, breadth and depth of merchandise offered, pricing, credit and reputation. The Company emphasizes its merchandise selection, sales personnel, store location and design and pricing in competing in its target market, which is relatively less credit sensitive.


PROPERTIES


         The Company operates 151 stores in 24 states as of April 30, 1996.
All of these stores are leased and all but one of the stores are located in regional or super-regional malls. The Company's typical mall lease has an initial term of 10 years plus the first partial lease year. Terms generally include a minimum base rent, a percentage rent based on store sales and certain other occupancy charges. All store leases that are subject to renewal in fiscal 1996 have been renewed and of those subject to renewal in fiscal 1997, all but three have been negotiated. The average remaining life of the leases for the Company's stores is approximately six years. While there can be no assurance, the Company expects to be generally able to renew these leases as they expire.


         The Company also leases approximately 16,700 square feet of office and administrative space in Chicago, Illinois in an office building housing its corporate headquarters, distribution functions and quality assurance operations. This lease expires on May 13, 2002.

TRADEMARKS

         Whitehall Co. Jewellers(R) and Lundstrom Jewelers(R) are registered trademarks in the United States. The Company has filed an application to register Marks Bros. Jewelers(TM) as a trademark in the United States.

EMPLOYEES


         As of July 20, 1996, the Company had a total of 1,039 employees, including 946 store level employees and 93 corporate level merchandising, marketing and administrative employees. The Company usually hires a limited number of temporary employees during each Christmas selling season. None of the Company's employees are represented by a union. The Company believes that its relations with its employees are good.


REGULATION

         The Company's operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts, and limitations on the maximum amount of finance charges that may be charged by a credit provider. Although credit to the Company's customers is provided by third parties without recourse to the Company based upon a customer's failure to pay, any restrictive change in the regulation of credit, including the imposition of, or changes in, interest rate ceilings, could adversely affect the cost or availability of credit to the Company's customers and, consequently, the Company's results of operations or financial condition.

         In marketing to its customers, the Company compares many of its prices to "reference prices." The Company's literature indicates to customers that its reference price for an item is either the manufacturer's suggested retail price or the Company's determination of the non- discounted price at which comparable merchandise of like grade or quality is advertised or offered for sale by competitive retailers and is not the Company's current selling price or the price at which it formerly sold such item. Although the Company believes that pricing comparisons are common in the jewelry business and that the

Company's practice is in compliance with applicable laws relating to trade practices, there can be no assurance that this position would be upheld.

LEGAL PROCEEDINGS

         The Company is involved in certain legal actions from time to time arising in the ordinary course of business, but management believes that none of these actions, either individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial condition.

                              THE RECAPITALIZATION

         As part of the Recapitalization, the Company obtained a $44 million secured credit facility (the "Bank Facility") consisting of a $29 million revolving senior secured line of credit (including a $5 million letter of credit subfacility) (the "New Revolver") and a $15 million senior secured term loan (the "New Term Loan"), and a bank gold consignment facility (the "Gold Consignment Facility") in an amount of up to $16 million. The following summary of the material terms of the Bank Facility and the Gold Consignment Facility does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the agreement (the "Bank Agreement") governing the Bank Facility and the Gold Consignment Facility.

BANK FACILITY

         The Bank Facility consist of the New Revolver and the New Term Loan. The New Revolver is a five-year, revolving line of credit, providing for up to $29 million in borrowings (the "Commitment Amount"). The Company may repay the New Revolver, in whole or in part, at any time, and reborrow monies up to the Commitment Amount. Available borrowings under the New Revolver are subject to a borrowing base determined based on levels of inventory and accounts receivable. The Company may also repay the entire outstanding balance and terminate the Bank Agreement at any time.

         The principal amount of the New Term Loan is $15 million. The New Term Loan will mature and the Revolver will terminate in 2001. The New Term Loan is payable in quarterly installments during each of the following periods, in aggregate annual amounts as set forth below:

      QUARTERLY PAYMENT DATES IN THE PERIOD                          ANNUAL PAYMENTS

      July 31, 1996 - April 30, 1997  . . . . . . . . . . . .          $1,000,000
      July 31, 1997 - April 30, 1998  . . . . . . . . . . . .           2,000,000
      July 31, 1998 - April 30, 1999  . . . . . . . . . . . .           3,000,000
      July 31, 1999 - April 30, 2000  . . . . . . . . . . . .           4,000,000
      July 31, 2000 - April 30, 2001  . . . . . . . . . . . .           5,000,000

       At the Company's option, the New Revolver and the New Term Loan bear interest during the first two years at a rate per annum equal to (i) the base rate as established and charged by the lender from time to time (the "Base Rate") plus 0.5% or (ii) the reserve adjusted Eurodollar interbank offered rate (the "LIBOR Rate") plus 2.5%. Thereafter, the New Revolver and the New Term Loan will bear interest, at the Company's option, at the Base Rate or LIBOR plus, in each case, an applicable margin that will fluctuate depending on the Company's leverage ratio. Interest is to be calculated on the average outstanding principal balance and shall be payable monthly (if based on the Base Rate) or payable on the last day of each 1, 2 or 3 month interest period applicable thereto or at maturity (if based on the LIBOR Rate).

       The New Revolver and the New Term Loan are secured by a first priority lien on all of the assets of the Company.

       The Bank Agreement contains affirmative and negative covenants, including restrictions on the Company's ability to (i) merge or consolidate,
(ii) divest or sell any guarantor entity, (iii) create liens on the Company's assets, (iv) create or guaranty additional indebtedness, (v) pay dividends,
(vi) conduct business with related entities, (vii) make certain investments,
(viii) make acquisitions of entities or (ix) sell assets. In addition, the Company is required to maintain a non-recourse credit program similar to its current arrangement with Bank One. The Bank Agreement also includes various financial covenants based on levels of funded debt, capital expenditures and earnings before interest, taxes, depreciation and amortization.

       The Bank Agreement contains event of default provisions, including, among other things, failure to pay principal or interest on the New Revolver or New Term Loan when due; failure to purchase or pay for or redeliver consigned gold when due; insolvency or other bankruptcy events of the Company or its subsidiaries; the occurrence of a material adverse change with respect to the Company's business; default in the performance of covenants or other agreements; default in the payment of other indebtedness or performance with respect thereto; and breach of representations and warranties contained in the Bank Agreement and certain other documents.

THE GOLD CONSIGNMENT FACILITY

       The Gold Consignment Facility has a five-year initial commitment period. Pursuant to the Gold Consignment Facility, the Company has the option either to
(a) sell up to $16 million or 39,000 troy ounces of fine gold to one or more financial institutions, which will, in turn, consign the gold to the Company or
(b) borrow revolving loans limited to an amount based upon the value of gold owned by the Company. The Gold Consignment Facility is secured by the gold owned by the Company and the gold being consigned. The Gold Consignment Facility is governed by the Bank Agreement and is subject to the same financial, affirmative and negative covenants and default provisions applicable to the Bank Facility. The Company bears the risk of physical loss, damage or destruction of gold consigned to it.

       Under the Gold Consignment Facility, the Company is required to pay a consignment fee equal to either the Consignment Base Rate or the Consignment Fixed Rate multiplied by the Fair Market Value of consigned gold outstanding. "Consignment Base Rate" means a rate per annum determined by the bank from time to time plus 2.5%. "Consignment Fixed Rate" means the rate per annum equal to
(a) the greater of (i) LIBOR minus the average of rates quoted to the bank as the London Interbank Bullion Rates and (ii) zero, plus (b) 2.5%. "Fair Market Value" means the Second London Fix. The consignment fee with respect to Base Rate Amounts shall be payable monthly in arrears and the consignment fee with respect to Fixed Rate Amounts shall be payable on the last day of each interest period applicable thereto.

ESOP RESTRUCTURING

       In 1988, the Company established the ESOP to acquire from certain stockholders shares of the Company's Class B Common Stock for the benefit of employees. The ESOP subsequently borrowed $70 million (the "ESOP Debt") from the Company for the purpose of acquiring 27,000 shares of Class B Common Stock (the "Class B Shares") from such stockholders. The group of stockholders from whom the ESOP acquired shares included Hugh M. Patinkin and Matthew M. Patinkin, who are affiliates of the Company. The vast majority of the proceeds from such sale were paid to persons who are not currently affiliates of the Company. See "Management."

       The ESOP Debt and the ESOP's equity interest in the Company were restructured as part of the Recapitalization as follows: (i) the ESOP transferred to the Company 8,319 shares of Class B Common Stock in exchange for the elimination of the ESOP Debt totaling approximately $33 million at January 31, 1996, (ii) the ESOP consented to the cancellation of the dividend preference ($17.1 million) with respect to the shares of Class B Common Stock allocated to the accounts of ESOP participants in exchange for the transfer from the Company of 220,282 shares of Common Stock, (iii) each share of Class B Common Stock owned by the ESOP was exchanged for approximately 35.4 shares of Common Stock, (iv) all shares of Common Stock held by the ESOP are to be allocated to each individual participant's accounts, (v) the Company was relieved of any future obligation to make contributions to the ESOP, and (vi) so long as the shares of Common Stock remain actively traded on a national quotation service or a national stock exchange, the Company no longer has the obligation to purchase shares of Common Stock distributed by the ESOP to participants. The ESOP currently holds an aggregate of 843,887 shares of Common Stock. Approximately 11,878 shares, 3,239 shares and 6,149 shares of Common Stock are to be allocated to the ESOP accounts of John R. Desjardins, Lynn D. Eisenheim and John J. Guarnaccia, respectively, who are the only directors or executive officers who participate in the ESOP.

THE IPO

As part of the Recapitalization, the Company completed the IPO which generated net proceeds to the Company of approximately $40.7 million.

                   THE NEW NOTES AND RESALE SERIES A NOTES


       The Series C Notes and Series D Notes will be issued under, and entitled to the benefits of, the Indenture, dated as of April 15, 1996, between the Company and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"), as amended or supplemented. See "The Exchange Offer--Conditions to the Exchange Offer." The Old Notes were issued pursuant to the same Indenture. The form and terms of the Series C Notes are the same in all material respects as the form and terms of the Series A Notes and the form and terms of the Series D Notes are the same in all material respects as the form and terms of the Series B Notes, except that the New Notes will have been registered under the Securities Act and hence will not bear legends restricting their transfer pursuant to the Securities Act. The Series C Notes will evidence the same debt as the Series A Notes (which they replace) and the Series D Notes will evidence the same debt as the Series D Notes (which they replace). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions." As used in this Section, references to "Series C Notes" shall also mean and include the Resale Series A Notes offered hereby, and "Notes" shall mean the New Notes (including the Resale Series A Notes).


GENERAL

       The Notes will be unsecured senior subordinated obligations of the Company. The Notes will be issued only in registered form without coupons, in denominations of $1,000 and integral multiples thereof. (Section 302) Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be transferable, at the corporate trust office or agency of the Trustee in the City of Minneapolis, Minnesota maintained for such purposes initially at Sixth and Marquette, Minneapolis, Minnesota 55479-0069. (Section
301) In addition, interest may be paid at the option of the Company by check mailed to the person entitled thereto as shown on the security register. (Section 307) No service charge will be made for any transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Section 305)

MATURITY AND INTEREST

       Series C Notes. The Series C Notes will mature on October 31, 2004. Interest on the Series C Notes will accrue at the rate of 12.15% per annum and will be payable quarterly on January 31, April 30, July 31 and October 31 in each year, commencing July 31, 1996, to the holders of record of the Series C Notes at the close of business on the January 15, April 15, July 15 or October 15 immediately preceding such interest payment date. Interest on the Series C Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

       Series D Notes. The Series D Notes will mature on October 31, 2004. Interest on the Series D Notes is payable quarterly on January 31, April 30, July 31 and October 31 in each year, commencing July 31, 1996, to the holders of record of the Series D Notes at the close of business on the January 15, April 15, July 15 or October 15 immediately preceding such interest payment date. Interest will accrue on the Series D Notes at the rate of (a) 15% per annum, payable in cash plus, for subsequent periods commencing May 1, 1998, (b) 1% per annum (increasing in 1% increments per each subsequent year commencing May 1, 1999), payable, at the option of the Company, in cash or by delivery of additional Series D Notes. Interest on the Series D Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

MANDATORY REDEMPTION

       Series C Notes. Quarterly installments of principal of the Series C Notes in the amount of $855,000 will be mandatorily prepayable, commencing July 31, 2001, through operation of a mandatory sinking fund.

       Series D Notes. Quarterly installments of principal of the Series D Notes in the amount of the Sinking Fund Dollar Amount (as defined) will be mandatorily prepayable, commencing July 31, 2001, through operation of a mandatory sinking fund. The "Sinking Fund Dollar Amount" means the quotient obtained by dividing (a) the principal amount of Series D

Notes Outstanding at July 31, 2001 by (b) 14. Assuming no interest payments on Series D Notes are made by delivery of additional Series D Notes as described above under "Maturity and Interest," the Company will be required to redeem quarterly $571,000 principal amount of Series D Notes, commencing July 31, 2001, through operation of the mandatory sinking fund.

OPTIONAL REDEMPTION

       Series C Notes. The Series C Notes will not be redeemable at the option of the Company until July 31, 2001. The Series C Notes will be redeemable at the option of the Company, in whole or in part, at any time on and after July 31, 2001 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the period indicated below:

                                                                            REDEMPTION
                  PERIOD                                                      PRICE
                 --------                                                 -------------

                 July 31, 2001 - July 30, 2002  . . . . . . . . . . . .      106.00%
                 July 31, 2002 - July 30, 2003  . . . . . . . . . . . .      105.00%
                 July 31, 2003 - July 30, 2004  . . . . . . . . . . . .      104.00%
                 July 31, 2004 and thereafter . . . . . . . . . . . . .      100.00%

         Series D Notes. The Series D Notes will be redeemable at the option of the Company, in whole or in part, at any time at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the period indicated below:

                                                                           REDEMPTION
                  PERIOD                                                      PRICE
                 --------                                                 -------------

                 July 31, 1996 - July 30, 1997  . . . . . . . . . . . .      112.00%
                 July 31, 1997 - July 30, 1998  . . . . . . . . . . . .      112.00%
                 July 31, 1998 - July 30, 1999  . . . . . . . . . . . .      110.00%
                 July 31, 1999 - July 30, 2000  . . . . . . . . . . . .      110.00%
                 July 31, 2000 - July 30, 2001  . . . . . . . . . . . .      109.00%
                 July 31, 2001 - July 30, 2002  . . . . . . . . . . . .      108.00%
                 July 31, 2002 - July 30, 2003  . . . . . . . . . . . .      107.00%
                 July 31, 2003 - July 30, 2004  . . . . . . . . . . . .      106.00%
                 July 31, 2004 and thereafter . . . . . . . . . . . . .      105.00%

         Selection and Notice. In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon surrender for cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption unless the Company defaults in the payment of the redemption price. (Sections 1105, 1106, 1108 and 1109)

SUBORDINATION

         The payment of the principal of, premium, if any, and interest on the Notes will be subordinated, to the extent set forth in the Indenture, in right of payment to the prior payment in full in cash, Cash Equivalents or other form of payment acceptable to the holders of all existing and future Senior Indebtedness of the Company, which includes, without limitation, all obligations under the Bank Credit Agreement. The Notes will be unsecured senior subordinated indebtedness of the Company, ranking pari passu with all other existing and future senior subordinated indebtedness of the Company and senior to all future Subordinated Indebtedness of the Company. (Section 1401)

         The Indenture provides that in the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or its assets, or (b) any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (except a distribution in connection with a consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following conveyance, transfer or lease of its properties and assets substantially as an entirety to another corporation upon the terms and conditions described below under "--Merger, Sale of Assets, Etc."), holders of all Senior Indebtedness of the Company shall be entitled to receive payment in full in cash, Cash Equivalents or other form of payment acceptable to the holders of Senior Indebtedness of all amounts due on or in respect of all Senior Indebtedness, before the holders of the Notes are entitled to receive any payment or distribution (except for certain permitted equity or subordinated debt securities (the "Permitted Junior Securities") or payments made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture") on account of the principal of, premium, if any, and interest on the Notes. In the event that, notwithstanding the foregoing, after an event described in clause (a), (b) or (c), the Trustee or any holder of the Notes shall have received any payment or distribution of assets of the Company of any kind or character (excluding Permitted Junior Securities or payments made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture"), before all Senior Indebtedness is paid in full or payment thereof provided for in cash, Cash Equivalents or other form of payment acceptable to the holders of the Senior Indebtedness, then such payment or distribution will be paid over or delivered to the agent or agents for the Banks under the Bank Credit Agreement for the benefit of holders of Senior Indebtedness for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in cash, Cash Equivalents or other form of payment acceptable to the holders of the Senior Indebtedness. (Section 1402)

         During the continuance of any default in the payment of principal of, premium, if any, or interest on any Designated Senior Indebtedness when due (whether at final maturity, upon scheduled installment, acceleration or otherwise) (a "Payment Default"), no payment or distribution of any assets of the Company of any kind or character (other than Permitted Junior securities or payments made pursuant to he provisions described under "--Defeasance or Covenant Defeasance of Indenture") shall be made on account of the principal of, premium, if any, and interest on the Notes unless and until such Payment Default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash, Cash Equivalents or other form of payment acceptable to the holders of the Senior Indebtedness. (Section 1403)

         In addition, during the continuance of any other default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated (a "Non-payment Default"), after receipt by the Trustee from a representative of holders of such Designated Senior Indebtedness of a written notice of such Non-payment Default, no payment or distribution of any assets of the Company of any kind or character (other than Permitted Junior Securities or payments made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture") may be made by the Company on account of the principal of, premium, if any, and interest on the Notes, including for the redemption, purchase or other acquisition of Notes for the period specified below (the "Payment Blockage Period").

         The Payment Blockage Period shall commence upon the receipt of notice of a Non-payment Default by the Trustee from a representative of holders of Designated Senior Indebtedness stating that such notice is a payment blockage notice pursuant to the Indenture and shall end on the earliest to occur of the following events: (i) more than 179 days shall have elapsed since the receipt of such notice (provided such Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated), (ii) the date on which such default is cured or waived or ceases to exist (provided that no other Non-payment Default has occurred and is then continuing after giving effect to such cure or waiver), (iii) the date on which such Designated Senior Indebtedness is discharged or paid in full in cash, Cash Equivalents or other form of payment acceptable to holders of the Designated Senior Indebtedness or (iv) the date on which such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the representative of holders or Designated Senior Indebtedness initiating such Payment Blockage Period, after which, in the case of clause
(i), (ii), (iii) or (iv), whichever was earlier, the Company shall promptly resume making any and all required payments in respect of the Notes, including any missed payments unless a Payment Default has occurred or the provisions of
Section 1402 of the Indenture are applicable. Only one Payment Blockage Period with respect to the Notes may be commenced within any 360 consecutive day period. No Non-payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period will be, or can be, made the basis for the commencement of a subsequent Payment Blockage Period, whether or not within a period of 360 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days. In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Trustee of the notice and there must be at least a 181 consecutive day period in any 360-day period during which no Payment Blockage Period is in effect. (Section 1403)

         If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "--Events of Default."

         By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and funds which would be otherwise payable to the holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to meet its obligations in full with respect to the Notes.


         As of April 30, 1996, on a pro forma basis, after giving effect to the transactions comprising the Recapitalization and the application of the funds generated thereby, the amount of outstanding Senior Indebtedness of the Company would have been approximately $19,519,000. See "The Recapitalization." The amount of Senior Indebtedness outstanding will fluctuate from time to time based upon, among other things, borrowings under the New Revolver. The Indenture limits, but does not prohibit, the incurrence by the Company of additional Indebtedness which is senior or pari passu in right of payment to the Notes and prohibits the incurrence by the Company of Indebtedness which is contractually subordinated in right of payment to any Senior Indebtedness of the Company and senior in right of payment to the Notes.


CERTAIN COVENANTS

         The Indenture contains the following covenants, among others:


         Limitation on Consolidated Funded Debt. The Company will not permit, as of the last day of any fiscal quarter, the ratio of (a) Consolidated Funded Debt for such fiscal quarter to (b) Consolidated EBITDA for the four consecutive fiscal quarters ending on such date to exceed the ratio set forth opposite such date in the table below:

             Fiscal Quarter Ending                            Ratio
             ---------------------                            -----

                   1/31/97 . . . . . . . . . . . . . .      5.28:1.0
                   4/30/97 . . . . . . . . . . . . . .      5.28:1.0
                   7/31/97 . . . . . . . . . . . . . .      5.16:1.0
                   10/31/97  . . . . . . . . . . . . .      5.04:1.0
                   1/31/98 . . . . . . . . . . . . . .      4.80:1.0
                   4/30/98 . . . . . . . . . . . . . .      4.56:1.0
                   7/31/98 . . . . . . . . . . . . . .      4.32:1.0
                   10/31/98  . . . . . . . . . . . . .      4.20:1.0
                   1/31/99 . . . . . . . . . . . . . .      3.84:1.0
                   4/30/99 . . . . . . . . . . . . . .      3.84:1.0
                   7/31/99 . . . . . . . . . . . . . .      3.72:1.0
                   10/31/99 and for each fiscal
                       quarter thereafter  . . . . . .      3.60:1.0



(Section 1010)

         Limitation on Restricted Payments. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other distribution or payment on or in respect of Capital Stock of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company (other than dividends or distributions payable solely in Capital Stock (other than Redeemable Capital Stock) or rights to purchase Capital Stock of the Company (other than Redeemable Capital Stock)); (ii) purchase, redeem, defease or otherwise acquire or retire for value, directly or indirectly, any Capital Stock of the Company or any Affiliate of the Company (other than any such Capital Stock of any Wholly Owned Restricted Subsidiary of the Company); (iii) make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity (unless within one year of maturity), scheduled repayment, scheduled sinking fund payment or other Stated Maturity, any Subordinated Indebtedness; (iv) make any Investment (other than any Permitted Investment) in any person, including any Unrestricted Subsidiary (other than in the Company, a Wholly Owned Restricted Subsidiary of the Company or a person that becomes a Wholly Owned Restricted Subsidiary as a result of such Investment); or (v) declare or pay any dividend or make any other distribution on or in respect of any Capital Stock of any Subsidiary to the direct or indirect holders (in their capacities as such) of Capital Stock of the Subsidiary (other than with respect to Capital Stock held by the Company or any of its Wholly Owned Restricted Subsidiaries) or any purchase, redemption or other acquisition or retirement for value, of any Capital Stock of any Subsidiary (other than any such Capital Stock held by the Company or any Wholly Owned Restricted Subsidiary) (such payments, dividends, distributions, purchases, defeasances, repurchases, redemptions, acquisitions, retirements or Investments described in the preceding clauses (i) through (v) are collectively referred to as "Restricted Payments"), (a) at any time during the period ending April 30, 1998, and (b) thereafter only unless, at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than in cash, being as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution), (A) no Default or Event of Default shall have occurred and be continuing and (B) the aggregate amount of all Restricted Payments declared or made from and after May 1, 1998 would not exceed the sum of (1) 10% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period (treated as one accounting period) beginning on May 1, 1998 and ending on the last day of the fiscal quarter of the Company immediately preceding the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income of the Company for such period shall be a deficit, minus such deficit) plus (2) the aggregate net cash proceeds received by the Company after the Issue Date from the issuance or sale (other than to any of its Restricted Subsidiaries) of Capital Stock (excluding Redeemable Capital Stock but including Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness (to the extent such Indebtedness is originally sold for cash) or from the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Capital Stock)) of the Company to any person (other than to a Restricted Subsidiary of the Company) (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below), plus (3) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date, an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment. For purposes of the preceding clause (B)(2), the value of the aggregate net proceeds received by the Company upon the issuance of Capital Stock, either upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness or upon the exercise of options, warrants or rights will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental amount received by the Company upon the conversion, exchange or exercise thereof.

         None of the foregoing provisions will prohibit: (i) the payment of any dividend within 90 days after the date of its declaration, if at the date of declaration such payment would be permitted by the foregoing paragraph (a);
(ii) the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary of the Company in exchange for (including any such exchange pursuant to a conversion right or privilege in connection with which cash is paid in lieu of fractional shares or scrip), or out of the net cash proceeds of, a substantially concurrent issue and sale of other shares of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Restricted Subsidiary of the Company); provided, however, that such net cash proceeds are excluded from clause (B)(2) of the preceding paragraph (a); or
(iii) so long as no Default or Event of Default shall have occurred and be continuing, the making of a Restricted Payment in an aggregate amount not to exceed $150,000 solely to redeem shares of the Company's Class B Common Stock. (Section 1011)

         Limitation on Liens. The Company will not and will not permit any Restricted Subsidiary to create, incur, assume or suffer to exist any Lien of any kind upon any of its property or assets, now owned or hereafter acquired, to secure any Pari Passu Indebtedness or Subordinated Indebtedness unless prior to or contemporaneously therewith the Notes are secured equally and ratably; provided that (1) if such secured Indebtedness is Pari Passu Indebtedness, the Lien securing such Pari Passu Indebtedness shall rank equally and ratably with the Lien securing the Notes and (2) if such secured Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be subordinate and junior to the Lien securing the Notes at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes. (Section 1012)

         Restriction on Transfer of Assets. The Company will not sell, convey, transfer or otherwise dispose of its assets or property to any of its Subsidiaries, except for (a) transactions pursuant to clause (ix), (xi) or
(xii) of the definition of "Permitted Investments"; (b) sales, conveyances, transfers or other dispositions made in the ordinary course of business; and
(c) sales, conveyances, transfers or other dispositions of assets or property made on and after the Issue Date not expressly included in subparagraph (a) or
(b) above; provided, however, that, after giving effect to any such sale, conveyance, transfer or disposition made pursuant to this clause (c) the aggregate book value of all assets or property sold, conveyed, transferred or disposed of pursuant to this clause (c) during the period beginning on the Issue Date and ending on the date of such sale, conveyance, transfer or disposition shall not exceed $1,000,000. (Section 1016)

         Financial Covenants. The Company will not permit Consolidated Tangible Net Worth at any time during any fiscal year set forth in the table below to be less than the amount set forth opposite such fiscal year in such table:

     Fiscal Year Beginning February 1,                          Amount
     ---------------------------------                          ------

       1996   . . . . . . . . . . . . . . . . . . .          ($7,000,000)
       1997   . . . . . . . . . . . . . . . . . . .          ($2,000,000)
       1998   . . . . . . . . . . . . . . . . . . .            $6,000,000
       1999   . . . . . . . . . . . . . . . . . . .           $12,000,000
       2000 and fiscal years thereafter   . . . . .           $18,000,000


         The Company will not permit, for any period of four consecutive quarters ending on any date set forth in the table below, the ratio of (a) the sum of (i) Consolidated EBITDA for such period plus (ii) Consolidated Minimum Store Rent for such fiscal year to (b) the sum of (i) Consolidated Minimum Store Rent for such period plus (ii) Consolidated Cash Interest Expense for such period, to be less than the ratio set forth opposite such period in such table:

           Date                                       Ratio
           ----                                       -----

           1/31/97 . . . . . . . . . . . . . .      1.15:1.0
           4/30/97 . . . . . . . . . . . . . .      1.15:1.0
           7/31/97 . . . . . . . . . . . . . .      1.15:1.0

          10/31/97  . . . . . . . . . . . . .      1.15:1.0
          1/31/98 . . . . . . . . . . . . . .      1.30:1.0
          4/30/98 . . . . . . . . . . . . . .      1.30:1.0
          7/31/98 . . . . . . . . . . . . . .      1.30:1.0
          10/31/98  . . . . . . . . . . . . .      1.30:1.0
          1/31/99 . . . . . . . . . . . . . .      1.50:1.0
          4/30/99 . . . . . . . . . . . . . .      1.50:1.0
          7/31/99 . . . . . . . . . . . . . .      1.50:1.0
          10/31/99  . . . . . . . . . . . . .      1.50:1.0
          1/31/2000 and thereafter  . . . . .      1.60:1.0

(Sections 1019 and 1020)

         Limitation on Issuance and Sale of Capital Stock by Restricted Subsidiaries. The Company (i) will not permit any of its Restricted Subsidiaries to issue any Capital Stock (other than to the Company or a Wholly Owned Restricted Subsidiary of the Company) and (ii) will not permit any person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Capital Stock of any Restricted Subsidiary of the Company.

         Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any transactions among themselves or with any Affiliates of the Company, other than transactions in the ordinary course of the Company's or such Restricted Subsidiary's business, consistent with past practices, and upon terms not materially less favorable to the Company or such Restricted Subsidiary than the Company or such Restricted Subsidiary could have obtained in a comparable arm's-length transaction with a party other than the Company, such Restricted Subsidiary or such Affiliate. This covenant will not restrict the Company from transactions provided for under agreements in existence on the date of the Indenture and listed on a schedule thereto. (Section 1014)

         Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company, (c) make loans or advances to the Company or any other Restricted Subsidiary of the Company, (d) transfer any of its properties or assets to the Company or any other Restricted Subsidiary of the Company, or (e) guarantee any Indebtedness of the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (i) any agreement or other instrument of a person acquired by the Company or any Restricted Subsidiary of the Company in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, (ii) any encumbrance or restriction in the Bank Credit Agreement or any other agreement as in effect on the date of the Indenture and listed on a schedule thereto, and (iii) any encumbrance or restriction pursuant to any agreement that extends, refinances, renews or replaces any agreement described in clause (i) and (ii) above, which is not materially more restrictive or less favorable to the holders of Notes than those existing under the agreement being extended, refinanced, renewed or replaced. (Section 1015)

         Limitation on Certain Other Subordinated Indebtedness. The Company will not issue, directly or indirectly, any Indebtedness which is subordinated or junior in ranking in any respect to Senior Indebtedness unless such Indebtedness is expressly pari passu with or subordinated in right of payment to the Notes. (Section 1017)

         Reporting Requirements. The Company will file, to the extent permitted under the Exchange Act, with the Commission the annual reports, quarterly reports and other documents required to be filed with the Commission pursuant to Sections 13 and 15 of the Exchange Act, whether or not the Company has a class of securities registered under the Exchange Act. The Company will file with the Trustee and provide to each holder of Notes copies of such reports and documents within 15 days after it files them with the Commission or, if filing such documents by the Company with the Commission is not permitted under the Exchange Act, within 15 days after it would otherwise have been required to file such reports and documents if permitted, in each case at the Company's cost. (Section 703)

MERGER, SALE OF ASSETS, ETC.

         The Indenture provides that the Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any person or persons, and that the Company will not permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company or of the Company and its Restricted Subsidiaries, taken as a whole, to any other person or persons, unless at the time and after giving effect thereto (i) either (A) (1) if the transaction or transactions is a merger or consolidation involving the Company, the Company shall be the surviving person of such merger or consolidation or (2) if the transaction or transactions is a merger or consolidation involving a Restricted Subsidiary of the Company, such Restricted Subsidiary shall be the surviving person and such surviving person shall be a Restricted Subsidiary of the Company or (B) (1) the person formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or to which the properties and assets of the Company or such Restricted Subsidiary, as the case may be, substantially as an entirety, are transferred (any such surviving person or transferee person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and (2) in case of a transaction involving the Company, the Surviving Entity shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and the Indenture shall remain in full force and effect;
(ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction, the Surviving Entity shall have a Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company or such Restricted Subsidiary, as the case may be, immediately prior to such transaction; provided that a Wholly Owned Restricted Subsidiary may consolidate with, or merge with or into, or convey, transfer or lease all or substantially all its assets to, the Company or another Wholly Owned Restricted Subsidiary. (Section 801)

         In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture, if any, in respect thereof comply with the requirements under the Indenture. (Section 801)

         Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein. (Section 802)

EVENTS OF DEFAULT

         The following are "Events of Default" under the Indenture with respect to Notes of any series:

         (i) default in the payment of the principal of, or premium, if any, when due and payable, on any of the Notes (at its Stated Maturity, upon optional redemption, required purchase or otherwise) of such series, and such default continues for a period of one day;

         (ii) default in the payment of an installment of interest on any of the Notes of such series, when due and payable, and such default continues for a period of five days;

         (iii) failure by the Company or any Restricted Subsidiary to comply with its obligations under "--Merger, Sale of Assets, Etc." above;

         (iv) failure by the Company to perform or observe any other term, covenant or agreement contained in the Notes or the Indenture (other than a default specified in clause (i), (ii) or (iii) above) for a period of 20 days after written notice of such failure requiring the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of all Notes then outstanding;

         (v) (A) default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any Restricted Subsidiary of the Company then has outstanding indebtedness in excess of $1,500,000, individually or in the aggregate, and either (i) such Indebtedness is already due and payable in full at maturity or (ii) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness and/or foreclosure on or liquidation of any collateral securing payment of such Indebtedness;

         (vi) one or more judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $1,500,000, individually or in the aggregate, shall be entered against the Company or any Restricted Subsidiary of the Company or any of their respective properties and shall not have been discharged or fully bonded, and either (1) any creditor shall have commenced an enforcement proceeding upon such judgment (other than a judgment that is stayed by pending appeal or otherwise) or (2) there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree, shall not be in effect;

         (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary of the Company or one or more Subsidiaries of the Company which, in the aggregate, would constitute a Significant Subsidiary shall have occurred; or

         (viii) any representation or warranty of the Company in the Indenture or in any agreement pursuant to which a Holder of Notes shall have purchased Notes on the Issue Date shall have proved to have been false in any material respect upon the date when made or deemed to have been made. (Section 501)

         If an Event of Default (other than as specified in clause (vii) above with respect to the Company or any Significant Subsidiary (or one or more Subsidiaries which, in the aggregate, would constitute a Significant Subsidiary)) with respect to any series of Notes shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of any series of Notes affected then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Notes of such series affected thereby due and payable immediately, upon which declaration all amounts payable in respect of such Notes of such series shall be immediately due and payable. If an Event of Default specified in clause
(vii) above with respect to the Company or any Significant Subsidiary (or one or more Subsidiaries which, in the aggregate, would constitute a Significant Subsidiary) occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes. (Section 502)

         After a declaration of acceleration under the Indenture with respect to any series of Notes (or both series of Notes, as the case may be), but before a judgment or decree for payment of money due has been obtained by the Trustee, the holders of greater than 75% in aggregate principal amount of the outstanding Notes of such series (or all of the Notes, as the case may be), by written notice to the Company and the Trustee, may rescind such declaration and its consequences if: (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements, and advances of the Trustee, its agents and counsel, (ii) all overdue interest on the Notes of such series then outstanding (or on all of the Notes, as the case may be), (iii) the principal of and premium, if any, on any Notes outstanding of such series (or of all Notes, as the case may be) which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes of such series, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes of such series which have become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived. (Section 502)

         The holders of not less than a majority in principal amount of the outstanding Notes of each series affected (voting, in the event of both series of Notes being affected substantially identically, as one class, in which case such majority shall include the Holder of the Institutional Series B Notes), may on behalf of the holders of all the Notes of such series waive any

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past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note affected. (Section 513)

         No holder of any Notes of any series has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes or such series have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding within 30 days after receipt of such notice and the Trustee, within such 30- day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes of such series. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on, such Note on or after the respective due dates expressed in such Note. (Sections 507 and 508)

         During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, whether or not an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in principal amount of the outstanding Notes of any or both series affected, as the case may be (voting, in the event of both series of Notes being affected substantially identically, as one class, in which case such majority shall include the Holder or Holders of the Institutional Series B Notes), have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture. (Sections 602 and 512)

         If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within 10 days after such occurrence.
Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders of the Notes. (Section 601)

         The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within ten days of any event which is, or after notice or lapse of time or both would become, an Event of Default. (Sections 1008 and 1009)

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

         The Company may, at its option and at any time, terminate the obligations of the Company with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the then outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for receipt of payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate its obligations with respect to certain covenants that are set forth in the Indenture, some of which are described under "--Certain Covenants" above, and any subsequent failure to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance"). (Sections 1301, 1302 and 1303)

         In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity, (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws), (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or, insofar as clause (ix) under the first paragraph under "Events of Default" is concerned, at any time during the period ending on the 91st day after the date of deposit, (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any of the Notes, (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound, (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Indebtedness, including, without limitations, those arising under the Indenture and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with and that no violations under agreements governing any other outstanding Indebtedness would result,
(viii) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with intent of preferring the holders of the Notes over the other creditors of the Company with the intent of defeating, hindering or delaying or defrauding creditors of the Company or others, (ix) if the Bank Credit Agreement is in effect, the Company shall have delivered to the Trustee any required consent of the lenders under the Bank Credit Agreement to such defeasance or covenant defeasance, as the case may be, and (x) no event or condition shall exist that would prevent the Company from making payments of the principal of (and premium, if any) or interest on the Notes on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period). (Section 1304)

SATISFACTION AND DISCHARGE

         The Indenture will upon Company Request (as defined in the Indenture) be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for which payment has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in trust solely for the benefit of holders in an amount in U.S. dollars sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be, (ii) the making of such Company Request does not constitute a default under the Indenture or any other material agreement to which the Company is a party or by which it is bound, (iii) the Company has paid all other sums payable under the Indenture by the Company, and (iv) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 401)

AMENDMENTS AND WAIVERS

         From time to time, the Company, when authorized by a resolution of its Board of Directors, and the Trustee may, without the consent of the holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, complying with the Trust Indentures Act of 1939, adding any Subsidiary of the Company as a Guarantor or making any change that does not adversely affect the rights of any holder; provided, however, that the Company has delivered to the Trustee an opinion of counsel stating that such change does not adversely affect the rights of any holder of the Notes. Other amendments and modifications of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the principal amount of the outstanding Notes of any or all series which are affected by the modification or amendment, as the case may be (voting in the case of both series of Notes being affected substantially identically, as one class, in which case such majority shall include the Holder or Holders of the Institutional Series B Notes); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Notes, (ii) change the currency in which the Notes or any premium or the interest thereon is payable, (iii) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture, the Notes or any Guarantee,
(iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (v) waive a default in payment with respect to the Notes, (vi) reduce or change the rate or time for payment of interest on the Notes, or (vii) modify or change any provision of the Indenture affecting the subordination of the Notes in a manner adverse to the holders of the Notes. (Sections 901 and 902)

THE TRUSTEE

         Norwest Bank Minnesota, National Association has been designated as the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

GOVERNING LAW

         The Indenture and the Notes are governed by the laws of the State of Illinois, without regard to the principles of conflicts of law. (Section 112)

CERTAIN DEFINITIONS

         "Affiliate" means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

         "Average Life to Stated Maturity" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (ii) the amount of each such principal payment by (b) the sum of all such principal payments.

         "Bank Credit Agreement" means (a) the Revolving Credit, Term Loan and Gold Consignment Agreement among the Company, the Banks and The First National Bank of Boston and Rhode Island Hospital Trust National Bank, as agents for the Banks, as in effect on the Issue Date and as such agreement may be amended, restated, supplemented or otherwise modified from time to time, and (b) any credit agreement, loan agreement, note purchase agreement, indenture or other agreement, document or instrument refinancing, refunding or otherwise replacing such Agreement or any other agreement deemed a Bank Credit Agreement under clause (a) or (b) hereof.

         "Banks" means the lenders from time to time who are parties to the Bank Credit Agreement.

         "Capital Stock" means, with respect to any person, any and all shares, interests, participations, rights in or other equivalents or interests in (however designated) such person's capital stock or other equity interests or participations, including general and limited partnership interests, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

         "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP; and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof on the balance sheet at such date, determined in accordance with GAAP consistently applied.

         "Cash Equivalents" means, at any time : (i) any evidence of Indebtedness with a maturity of 180 days or less issued, or directly and fully guaranteed or insured, by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit, time deposits and bankers' acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000 and a Keefe Bank Watch Rating of B or better; (iii) commercial paper with a maturity of 90 days or less issued by a corporation that is not an Affiliate of the Company or a Subsidiary organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's or at least an equivalent rating category of another nationally recognized securities rating agency; and (iv) any money market or other deposit accounts issued or offered by any domestic institution in the business of accepting money market accounts or any commercial banking institution described in clause (ii) above.

         "Common Stock" means, with respect to any person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such person's common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

         "Consignment Fees" means consignment fees on consigned precious metal at the rates set forth in Section 5.2 of the Bank Credit Agreement.

         "Consolidated Cash Interest Expense" means, with respect to the Company and its Restricted Subsidiaries and for any particular fiscal period, the amount of Consolidated Total Interest Expense which is paid or due to be paid in cash during such period.

         "Consolidated EBITDA" means, with respect to the Company and its Restricted Subsidiaries and for any particular fiscal period, the consolidated earnings (or loss) from operations of the Company and its Restricted Subsidiaries for such period, after eliminating therefrom all extraordinary nonrecurring items of income (including gains on the sale of assets and earnings from the sale of discontinued business lines), and after all expenses and other proper charges but before payment or provision for (a) any income taxes, interest expenses or Consignment Fees for such period, (b) depreciation for such period, (c) amortization for such period, and (d) all other noncash charges for such period, all determined in accordance with generally accepted accounting principles.

         "Consolidated Funded Debt" shall mean, with respect to the Company and its Restricted Subsidiaries and for any period, the average aggregate principal amount outstanding during such period in respect of all Indebtedness of the Company and its Restricted Subsidiaries pursuant to any agreement or instrument to which the Company or any Restricted Subsidiary is a party relating to the borrowing of money or the obtaining of credit (including, without limitation, amounts outstanding under the Bank Credit Agreement, Indebtedness in respect of the Notes and Indebtedness in respect of Capitalized Lease Obligations).

         "Consolidated Minimum Store Rent" means, with respect to any fiscal period, the aggregate amount of obligations of the Company and its Restricted Subsidiaries during such period to make direct or indirect payment, whether as rent or otherwise, for fixed or minimum rentals in respect of any leased retail store locations.

         "Consolidated Net Income" means, with respect to the Company and its Restricted Subsidiaries and for any particular fiscal period, the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined in accordance with generally accepted accounting principles consistently applied adjusted, to the extent included in calculating such net income, by excluding, without duplication (i) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto) and the non-recurring cumulative effect of accounting changes, (ii) the portion of net income (or loss) of the Company and its Restricted Subsidiaries allocable to minority interests and unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by the Company or one of the Company's Restricted Subsidiaries,
(iii) net income (or loss) of any Person combined with the Company or one of its Restricted Subsidiaries on a "pooling of interest" basis attributable to any period prior to the date of combination, (iv) the net income of any Restricted Subsidiary of the Company to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to such Restricted Subsidiary or its stockholders.

        "Consolidated Tangible Net Worth" means, the difference of (a) Consolidated Total Assets minus (b) Consolidated Total Liabilities, and less
(c) the sum of:

                 (i) the total book value of all assets of the Company and its Restricted Subsidiaries properly classified as intangible assets under generally accepted accounting principles, including such items as goodwill, the purchase price of acquired assets in excess of the fair market value thereof, trademarks, trade names, service marks, brand names, copyrights, patents and licenses, and rights with respect to the foregoing, but excluding, whether or not so classified as intangible assets, up to $4,000,000 in the aggregate of unamortized transaction costs incurred by the Company and its Restricted Subsidiaries in connection with the Indenture and the transactions contemplated thereby to the extent included in Consolidated Total Assets; plus

                 (ii) all amounts representing any write-up in the book value of any assets of the Company or its Restricted Subsidiaries resulting from a revaluation thereof subsequent to January 31, 1996; plus

                 (iii) to the extent otherwise includable in the computation of Consolidated Tangible Net Worth, any subscriptions receivable.

         "Consolidated Total Assets" means, as of any date, all assets of the Company and its Restricted Subsidiaries determined on a consolidated basis as of such date in accordance with generally accepted accounting principles.

         "Consolidated Total Interest Expense" means, for any fiscal period, the aggregate amount of interest required to be paid or accrued by the Company and its Restricted Subsidiaries during such period on all Indebtedness of the Company and its Restricted Subsidiaries outstanding during all or any part of such period, whether such interest was or is required to be reflected as an item of expense or capitalized, including payments consisting of interest in respect of Capitalized Lease Obligations and including commitment fees, agency fees, facility fees, Consignment Fees, balance deficiency fees and similar fees or expenses in connection with the borrowing of money.

         "Consolidated Total Liabilities" means, as of any date, all liabilities of the Company and its Restricted Subsidiaries determined on a consolidated basis as of such date in accordance with generally accepted accounting principles and all Indebtedness of the Company and its Restricted Subsidiaries, whether or not so classified.

         "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

         "Designated Senior Indebtedness" means (i) all Senior Indebtedness under the Bank Credit Agreement and (ii) any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding, together with any commitments to lend additional amounts, of at least $5,000,000 and is specifically designated by the Company, with the consent of the agent for the Banks under the Bank Credit Agreement, in its sole discretion, if such agreement is then in effect, in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior Indebtedness arises as "Designated Senior Indebtedness."

         "Event of Default" has the meaning set forth under "--Events of Default" herein.

         "GAAP" or "generally accepted accounting principles" means (i) when used in Section 1010 (Limitation on Consolidated Funded Debt) and Sections 1019 and 1020 of the Indenture (Financial Covenants), whether directly or

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indirectly through reference to a capitalized term used therein, (A) principles that are consistent with the principles promulgated or adopted by the Financial Accounting Standards Board and its predecessors, in effect for the Company's fiscal year ended on January 31, 1996, and (B) to the extent consistent with such principles, the accounting practice of the Company reflected in its financial statements for the year ended on January 31, 1996; provided, however, that if any change in such principles promulgated by the Financial Accounting Standards Board and its predecessors following January 31, 1996 would affect
(or would result in a change in the method of calculation of) any of the covenants set forth in Sections 1010, 1019 and 1020 of the Indenture, or any definition related thereto, then the Company and the holders of the Notes will negotiate in good faith to amend all such covenants and definitions as would be affected by such changes in such principles to the extent necessary to maintain the economic terms of such covenants as in effect under the Indenture immediately prior to giving effect to such changes in such principles, provided further that, until the amendment of such covenants and definitions shall have been agreed upon by the Company and the Trustee on behalf of the holders of the Notes, the covenants and definitions in effect immediately prior to such amendment shall remain in effect and any determination of compliance with any covenant set forth in Sections 1010, 1019 and 1020 of the Indenture shall be construed in accordance with generally accepted accounting principles as in effect immediately prior to such amendment consistently applied, and (ii) when used in general, other than as provided above, principles that are (A) consistent with the principles promulgated or adopted by the Financial Accounting Standards Board and its predecessors, as in effect from time to time, and (B) consistently applied with past financial statements of the Company adopting the same principles, provided that in each case referred to in this definition of "GAAP" or "generally accepted accounting principles" a certified public accountant would, insofar as the use of such accounting principles is pertinent, be in a position to deliver an unqualified opinion (other than a qualification regarding changes in generally accepted accounting principles) as to financial statements in which such principles have been properly applied.

         "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

         "Indebtedness" means all obligations, contingent and otherwise, that in accordance with generally accepted accounting principles should be classified upon the obligor's balance sheet as liabilities, or to which reference should be made by footnotes thereto, including in any event and whether or not so classified: (i) all debt and similar monetary obligations, whether direct or indirect; (ii) all liabilities secured by any mortgage, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed; and (iii) all guarantees, endorsements and other contingent obligations whether direct or indirect in respect of indebtedness of others, including any obligation to supply funds to or in any manner to invest in, directly or indirectly, the debtor, to purchase indebtedness, or to assure the owner of indebtedness against loss, through an agreement to purchase goods, supplied, or services for the purpose of enabling the debtor to make payment of the indebtedness held by such owner or otherwise, and the obligations to reimburse the issuer in respect of any letters of credit.

         "Institutional Series B Notes" shall mean the Series B Notes authenticated and delivered to the initial Holder or Holders thereof (including any Series B Notes authenticated and delivered in exchange for such Series B Notes so authenticated and delivered), and such Series B Notes (and any Series B Notes so authenticated and delivered in exchange therefor) shall constitute Institutional Series B Notes if and only for so long as the initial Holder or Holders of such Series B Notes (or any Series B Notes so authenticated and delivered in exchange therefor) hold in the aggregate not less than 87.5% of the aggregate outstanding principal amount of Series B Notes.

         "Investment" means all expenditures made and all liabilities incurred (contingently or otherwise) for the acquisition of stock or Indebtedness of, or for loans, advances, capital contributions or transfers of property to, or in respect of any guaranties (or other commitments as described under Indebtedness), or obligations of, any Person. In determining the aggregate amount of Investments outstanding at any particular date: (i) the amount of any Investment represented by a guaranty shall be taken at not less than the principal amount of the obligations guaranteed and still outstanding: (ii) there shall be included as an Investment all interest accrued with respect to Indebtedness constituting an Investment unless and until such interest is paid;
(iii) there shall be deducted in respect of each such Investment any amount received as a return of capital (but only by repurchase, redemption, retirement, repayment, liquidating dividend or liquidating distribution); (iv) there shall not be deducted in respect of any Investment any amounts received as earnings on such Investment, whether as dividends, interest or otherwise, except that accrued interest included as provided in the foregoing clause (ii) may be deducted when paid; and (v) there shall not be deducted from the aggregate amount of Investments any decrease in the value thereof.

         "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

         "Moody's" means Moody's Investors Service, Inc. and its successors.

         "Pari Passu Indebtedness" means any Indebtedness of the Company that is pari passu in right of payment to the Notes.

         "Permitted Investment" means any of the following: (i) Investments by the Company or any Wholly Owned Restricted Subsidiary of the Company in another person, if as a result of such Investment such other person is merged or consolidated with or into, or transfer or conveys all or substantially all of its assets to the Company or such Wholly Owned Restricted Subsidiary; (ii) Investments in short-term obligations of, or fully guaranteed by, the United States of America; (iii) Investments in commercial paper rated "P-1" or better by Moody's or "A-1" or better by S&P; (iv) Investments in certificates of deposit issued by and time deposits with commercial banks (whether domestic or foreign) having capital and surplus in excess of $100,000,000; (v) Investments in any mutual fund organized under the Investment Company Act of 1940 or money market fund organized under the laws of the United States of America or any state thereof which invests only in instruments described in clause (ii), (iii) or (iv) below; (vi) Investments representing Capital Stock or obligations issued to the Company or any of its Restricted Subsidiaries in settlement of claims against any other person by reason of a composition or readjustment of debt or a reorganization of any debtor of the Company or of such Restricted Subsidiary; (vii) Investments in Cash Equivalents; (viii) loans and advances to employees and officers of the Company and its Restricted Subsidiaries made in compliance with clause (ii) of the second sentence under the covenant "--Limitations on Transactions with Affiliates" described above; (ix) Investments by the Company or a Wholly Owned Restricted Subsidiary in the Capital Stock of a Wholly Owned Restricted Subsidiary; (x) Investments in any of the Notes; (xi) receivables owing to the Company or any Restricted Subsidiary created in the ordinary course of business; and (xii) Investments in any person in addition to that described in clauses (i) through (xi) of this definition of "Permitted Investments" not to exceed $3,000,000 in the aggregate at any time outstanding.

         "person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

         "Preferred Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of such person's preferred or preference stock whether now outstanding or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such person.

         "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to any Stated Maturity of the Notes, or, at the option of the holder thereof, is convertible into or exchangeable for debt securities at any time prior to any Stated Maturity of the Notes.

         "Restricted Payment" has the meaning set forth under "--Limitation on Restricted Payments" covenant above.

         "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

         "S&P" means Standard & Poor's Corporation and its successors.

         "Senior Indebtedness" means the principal of, premium, if any, and interest on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall also include all obligations of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, under or in respect of the Bank Credit Agreement, whether for principal, interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy laws whether or not allowable in such proceeding), reimbursement of amounts drawn under letters of credit issued or arranged for pursuant thereto, obligations owed to the Banks with respect to Interest Rate Protection Obligations incurred to satisfy the requirements of the Bank Credit Agreement or otherwise and reimbursement of other amounts, guarantees in respect thereof, and all charges, fees, indemnifications, damages, penalties, expenses (including any post-petition expenses in any state, federal or foreign bankruptcy proceeding) and other amounts or liabilities payable by the Company or its Restricted Subsidiaries under the Bank Credit Agreement. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (a) Indebtedness evidenced by the Notes, (b) Indebtedness that is expressly subordinate or junior in right of payment to any Indebtedness of the Company, (c) Indebtedness which, when incurred and without respect to any election under Section I 1 1 1 (b) of Title 11, United States Code, is by its terms without recourse to the Company, (d) any repurchase, redemption or other obligation in respect of Redeemable Capital Stock, (e) to the extent it might constitute Indebtedness, amounts owing for goods, materials or services purchased in the ordinary course of business or consisting of trade payables or other current liabilities (other than any current liabilities owing under the Bank Credit Agreement or the current portion of any long-term Indebtedness which would constitute Senior Indebtedness but for the operation of this clause
(e)), (f) to the extent it might constitute Indebtedness, amounts owed by the Company for compensation to employees or for services rendered to the Company,
(g) to the extent it might constitute Indebtedness, any liability for federal, state, local or other taxes owed or owing by the Company, (h) Indebtedness of the Company to a Subsidiary of the Company or any other Affiliate of the Company or any of such Affiliate's Subsidiaries and (i) that portion of any Indebtedness which at the time of issuance is issued in violation of the Indenture.

         "series of Notes" or "Notes of any series" shall mean and refer to Series A Notes and/or Series B Notes and/or Series C Notes and/or Series D Notes.

         "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which any principal of such Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness or any installments of interest thereon, means any date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or such installment of interest thereon, is due and payable.

         "Subordinated Indebtedness" means, with respect to the Company, Indebtedness of the Company which is expressly subordinated in right of payment to the Notes pursuant to subordination provisions described in "--Subordination," as appropriately modified to include the Notes as "Senior Indebtedness" thereunder.

         "Subsidiary" means, with respect to any person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such person, by one or more Subsidiaries of such person or by such person and one or more Subsidiaries of such person and (ii) any other person (other than a corporation), including, without limitation, a joint venture or partnership, in which such person, one or more Subsidiaries of such person or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof, has at least a majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other person performing similar functions). For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

         "Unrestricted Subsidiary" means any Subsidiary of the Company designated as such by the Company (a) no portion of the Indebtedness or any other obligation (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company, (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way or
(iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, (b) which has no Indebtedness or any other obligation that, if in default in any respect (including a nonpayment default), would Permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity, (c) with which the Company or any other Subsidiary of the Company has no contract, agreement, arrangement, understanding or is subject to an obligation of any kind, whether written or oral, other than a transaction on terms no less favorable to the Company or any other Subsidiary of the

Company than those which might be obtained at the time from persons at arm's length who are not Affiliates of the Company, and (d) with which neither the Company nor any other Subsidiary of the Company has any obligation (other than by the terms of the Indenture) (i) to subscribe for additional shares of Capital Stock or other equity interest therein or (ii) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. The Company may designate an Unrestricted Subsidiary as a Restricted Subsidiary by written notice to the Trustee under the Indenture; provided however, that the Company shall not be permitted to designate any Unrestricted Subsidiary as a Restricted Subsidiary unless, after giving effect to such designation, no Default or Event of Default would have then occurred or be continuing. A designation of an Unrestricted Subsidiary as a Restricted Subsidiary may not thereafter be rescinded.

         "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

         "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary of the Company of which 100% of the outstanding Capital Stock is owned by the
Company or another Wholly Owned Restricted Subsidiary of the Company.   For
purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Restricted Subsidiary.

BOOK-ENTRY ONLY SYSTEM

         The following information has been furnished by DTC for use in this Prospectus. The Company does not take any responsibility for its accuracy or completeness.

         DTC will act as securities depository for the Notes. The Notes will be registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Series C Note and Series D Note will be issued in the aggregate issuance amount and will be deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities Notes. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Commission.

         Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Except as otherwise provided herein, Beneficial Owners will not receive Notes representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

         To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

         Payments with respect to the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee, or the Trust, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of note payments to DTC is the responsibility of the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

         DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor securities depository is not obtained, Note certificates are required to be printed and delivered.

         The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates representing the Notes will be printed and delivered.

         THE COMPANY AND THE TRUSTEE WILL NOT HAVE ANY RESPONSIBILITY OR OBLIGATION TO PARTICIPANTS OR THE PERSONS FOR WHOM THEY ACT AS NOMINEES WITH RESPECT TO THE ACCURACY OF THE RECORDS OF DTC, ITS NOMINEE OR ANY PARTICIPANT WITH RESPECT TO ANY OWNERSHIP INTEREST IN THE NOTES, OR PAYMENTS TO OR THE PROVIDING OF NOTICE FOR PARTICIPANTS, INDIRECT PARTICIPANTS OR BENEFICIAL OWNERS.

         As part of the Recapitalization, the Company completed a restructuring of its outstanding indebtedness by utilizing the proceeds generated by: (i) the Bank Facility; (ii) the IPO; (iii) the Gold Consignment Facility; and (iv) the Offering. The Company used the funds generated by the Recapitalization principally to repay in full all of the Company's outstanding indebtedness. In addition, as part of the Recapitalization, the Company completed a restructuring of its ESOP, as more fully described below. The following summaries of the material terms of the Bank Facility, the Gold Consignment Facility and the IPO do not purport to be complete and are subject to all of the provisions of the respective governing agreements relating thereto.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information concerning each of the Company's executive officers, certain significant employees and directors.


                 NAME                      AGE                      POSITION(S) WITH THE COMPANY
                 ----                      ---                      ----------------------------

         Hugh M. Patinkin(1)(2)            45      Chairman, President and Chief Executive Officer and Director

         John R. Desjardins(1)             45      Executive Vice President, Finance and Administration, Treasurer and Secretary
                                                   and Director

         Matthew M. Patinkin(1)(2)         38      Executive Vice President, Store Operations and Director

         Lynn D. Eisenheim(1)              44      Executive Vice President, Merchandising


         John J. Guarnaccia                41      Senior Vice President, Operations


         Vicky Lau                         44      Senior Vice President, Merchandise

         Rodney L. Goldstein               44      Director

         Samuel B. Guren                   49      Director

         Norman J. Patinkin(2)             70      Director

         Jack A. Smith                     61      Director

__________________________

(1)      Executive officer.

(2) Messrs. Hugh and Matthew Patinkin are brothers. Norman J. Patinkin is a first cousin, once removed, of Messrs. Hugh and Matthew Patinkin.




         Mr. Hugh M. Patinkin has served as President and Chief Executive Officer of the Company since 1989 and was elected its Chairman in February 1996. He has served as a director from 1979 to 1988 and from 1989 to the present. He joined the Company as its Assistant Secretary in 1979. Prior thereto he practiced law with the firm of Sidley & Austin. For information concerning Mr. Patinkin's services to Double P Corp., see "Certain Transactions--Other."

         Mr. John R. Desjardins joined the Company in 1979 and has served as Executive Vice President, Finance and Administration, Treasurer and Secretary and as a director of the Company since 1989. Previously, he worked as a certified public accountant with Deloitte & Touche L.L.P.

         Mr. Matthew M. Patinkin joined the Company in 1979 and has served as Executive Vice President, Store Operations and as a director of the Company since 1989.

         Mr. Lynn D. Eisenheim joined the Company in 1991 as its Executive Vice President, Merchandising. He has 22 years of experience in the jewelry business, having served with Zale Corporation (where he served as Executive Vice President, Merchandising immediately prior to joining the Company) and Service Merchandise Co.

        Mr. John J. Guarnaccia joined the Company in 1980 and has served as Senior Vice President, Operations of the Company since 1989. Mr. Guarnaccia served as director of the Company from 1990 until July of 1996.


         Ms. Vicky Lau has served as Senior Vice President, Merchandise since 1989. She previously served as its Vice President, Merchandise after joining the Company in 1978 as its Merchandise Manager.




         Mr. Rodney L. Goldstein has served as a director of the Company since 1989 and served as Chairman from 1989 to February of 1996. Mr. Goldstein is the Managing Partner of Frontenac Company ("Frontenac"), a private equity investment management partnership which he joined in 1981. Mr. Goldstein serves on the Boards of Directors of Eagle River Interactive, Inc. and Platinum Entertainment, Inc., as well as a number of privately-held companies.

         Mr. Samuel B. Guren has served as a director of the Company since 1989. Mr. Guren is the Managing Partner of William Blair Venture Management Company and a Managing Director of Robert W. Baird & Co. Incorporated. Mr. Guren served as a Principal of William Blair & Company, L.L.C. from 1983 to February of 1996. Mr. Guren serves on the Boards of Directors of a number of privately-held companies.


         Mr. Norman J. Patinkin has served as a director of the Company since 1989. He is the Chief Executive Officer of each of MC Club Services, Inc. (since 1972), which primarily operates telemarketing service clubs for corporations, S&S Marketing Corp. (since 1979), which operates motor clubs for corporations, and Continental Associates, Inc. (since 1979), which operates travel clubs for corporations.



         Mr. Jack A. Smith has served as director of the Company since July 1996. Mr. Smith is Chairman of the Board and Chief Executive Officer of The Sports Authority, a national sporting goods chain and publicly traded company, which he founded in 1987. Prior to founding The Sports Authority, Mr. Smith served as Chief Operating Officer of Herman's Sporting Goods and held various executive management positions with major national retailers, including Sears & Roebuck, Montgomery Ward and Jefferson Stores. Mr.Smith serves on the Boards of Directors of various privately-held companies.




BOARD OF DIRECTORS


         The business of the Company is managed under the direction of the Company's Board of Directors. The Board of Directors is presently composed of seven directors. The directors are divided into three classes. Messrs. H. Patinkin, Guren and N. Patinkin comprise Class I, which class will stand for election at the annual meeting of stockholders to be held in 1997. Messrs. Desjardins and Smith comprise Class II, which class will stand for election at the annual meeting of stockholders to be held in 1998. Messrs. M. Patinkin and Goldstein comprise Class III, which class will stand for election at the annual meeting of stockholders to be held in 1999.






         The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results and considers the adequacy of the internal accounting procedures. The Audit Committee consists of Messrs. Rodney L. Goldstein, Samuel B. Guren and Norman
J. Patinkin. The Compensation Committee, which consists of Rodney L. Goldstein, Samuel B. Guren and Norman J. Patinkin, reviews and recommends the compensation arrangements for all officers, approves such arrangements for other senior level employees and administers, and takes such other action as may be required in connection with certain compensation and incentive plans of the Company (including the grant of stock options). The Company's Restated By-Laws provide that the Compensation Committee shall be comprised of directors who are not employees of the Company.

COMPENSATION OF DIRECTORS


         Non-employee directors receive compensation of $6,250 per fiscal quarter (with no separate fee per meeting of the Board of Directors) and $500 per meeting of a committee thereof. Directors who are officers or employees of the Company receive no compensation for serving as directors. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meetings of committees of the Board of Directors.



         The Company recently adopted the 1996 Long-Term Incentive Plan. See "Management--Stock Plans." Pursuant to this plan, on the date of the closing of the IPO (or, if later, on the date on which a person is first elected or begins to serve as a non-employee director) each non-employee director (other than Messrs. Goldstein, Blumenthal and Guren) will be granted a nonqualified option to purchase 10,000 shares of Common Stock (a "Directors Option") which will vest one-third each on the first, second and third anniversaries thereof. The per share exercise price of such options will be equal to the fair market value of the Common Stock on the date of grant of such option. Mr. Norman Patinkin was granted a Directors Option on May 7, 1996, the date of the closing of the IPO.


EXECUTIVE COMPENSATION

         Summary Compensation. The following summary compensation table sets forth certain information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the other named executive officers during the year ended January 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM COMPENSATION
                                             ANNUAL COMPENSATION                           AWARDS
                                 --------------------------------------       ------------------------------
                                                                                                  SECURITIES
                                                                              RESTRICTED STOCK    UNDERLYING
  NAME AND PRINCIPAL POSITION    FISCAL YEAR       SALARY         BONUS          AWARDS (1)         OPTIONS
  ---------------------------    -----------       ------         -----          ----------         -------
 Hugh M. Patinkin                   1995          $255,000       $191,250         $223,576          228,337
   President and Chief
   Executive Officer

 John R. Desjardins                 1995          234,000        175,500          128,001           154,603
    Executive Vice
    President,
    Finance and
    Administration,
    Treasurer and Secretary

 Matthew M. Patinkin                1995          200,000        150,000          102,401           124,634
    Executive Vice
    President,
    Store Operations

 Lynn D. Eisenheim                  1995          160,000        120,000             --             69,040
    Executive Vice
    President,
    Merchandising
- -------------------------------

(1) Represents restricted stock awards (which are the only restricted shares held by such executive officers) which became no longer subject to forfeiture upon the consummation of the IPO. The value is calculated by multiplying an assumed fair market value at January 31, 1996, based upon an independent appraisal at September 28, 1995 (the date of award) by the number of restricted shares awarded. Dividends will be payable on the shares if and to the extent paid on shares of Common Stock generally.

         General Information Regarding Options. The following tables show information regarding stock options held by the executive officers named in the Summary Compensation Table.

                 OPTION GRANTS IN YEAR ENDED JANUARY 31, 1996

                                NUMBER OF       % OF TOTAL
                                UNDERLYING        OPTIONS                                         GRANT DATE
                                 OPTIONS        GRANTED TO        EXERCISE       EXPIRATION        PRESENT
                                GRANTED(1)       EMPLOYEES         PRICE            DATE          VALUE $ (2)
                                ----------       ---------      -----------     ------------      -----------

 Hugh M. Patinkin  . . . .       228,337           33.6%           $0.99          9/28/2000        $136,277
 John R. Desjardins  . . .       154,603           22.7             0.90          5/31/2001         98,993

 Matthew M. Patinkin . . .       124,634           18.3             0.99          9/28/2000         74,384

 Lynn D. Eisenheim . . . .        69,040           10.1             0.90          5/31/2001         44,206
- ----------------------

(1) These options became no longer subject to forfeiture upon the consummation of the IPO and are currently fully vested.

(2)      Option values computed using the Black-Scholes pricing formula.  See
Note 12 of Notes to Financial Statements for a description of the assumptions used.

                                 OPTION VALUES

                                       NUMBER OF SECURITIES
                                      UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                                           OPTIONS AT            THE-MONEY OPTIONS AT
                                        JANUARY  31, 1996        JANUARY 31, 1996 (2)
                                    -------------------------    --------------------
                                         UNEXERCISABLE(1)
                                         ----------------
Hugh M. Patinkin  . . . . . . . .            228,337                   $1,372,305
John R. Desjardins  . . . . . . .            154,603                      943,078
Matthew M. Patinkin . . . . . . .            124,634                      749,050
Lynn D. Eisenheim . . . . . . . .             69,040                      421,144
- --------------------

(1)      All such options became exercisable upon consummation of the IPO.

(2) Represents the aggregate dollar value of in-the-money, unexercised options held at the end of the fiscal year, based on the difference between the exercise price and $7.00. There was no quoted trading price for the Common Stock as of January 31, 1996. The amount of $7.00 was used in measuring option value, which amount represents the initial public offering price of the Company's Common Stock in the IPO ($14.00 per share), reduced by (i) a 35% discount for lack of marketability as of such date and (ii) a reduction of $2.10 (being the amount of debt discount which was anticipated to be realized upon consummation of the Recapitalization, divided by the weighted average number of common shares and common share equivalents to be outstanding upon such consummation).

MANAGEMENT BONUS PLAN

         The Chief Executive Officer and each of the other executive officers named in the Summary Compensation Table above are eligible to participate in the Company's Management Bonus Plan. Under this bonus program each executive officer is entitled to receive a bonus (not to exceed 100% of base salary for fiscal 1996) based on the achievement by the Company of specified levels of earnings before interest and taxes. Awards are determined by the Compensation Committee.

STOCK PLANS

         1995 Options and Restricted Stock Grants. In fiscal 1995 the Board of Directors and stockholders of the Company approved the 1995 Executive Incentive Stock Option Plan and the 1995 Incentive Stock Option Plan (the "1995 Plans"). Under the 1995 Plans, the Company may grant incentive stock options (the "1995 Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") to its executive officers and key employees. A total of 693,098 shares of Common Stock may be issued under the 1995 Plans, subject to adjustment in the event of a stock split, stock dividend or other changes in capital structure. No grants may be made under the 1995 Plans after ten years after the effective dates of the 1995 Plans.

         The purposes of the 1995 Plans are to align the interests of the Company's stockholders and the recipients of grants under the 1995 Plans by increasing the proprietary interest of such recipients in the Company's growth and success and to advance the interests of the Company by attracting and retaining officers and other key employees.

         The 1995 Executive Incentive Stock Option Plan is administered by the Compensation Committee. The 1995 Incentive Stock Option Plan is administered by the President of the Company, who is authorized to select eligible officers and other key employees for participation in that plan.

         In the case of options granted under the 1995 Plans, the purchase price of shares of Common Stock may not be less than 100% of the fair market value of such shares of Common Stock on the date of grant. The aggregate fair market value (determined as of the date the option is granted) of the stock with respect to which 1995 Options are exercisable for the first time by the optionee in any calendar year (under the 1995 Plans and any other incentive stock option plan of the Company) may not exceed $100,000. Options granted under the 1995 Plans may not be exercised after ten years from the date of grants. In the case of any eligible employee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of any 1995 Options granted under the 1995 Plans may not be less than 110% of the fair market value of the Common Stock on the date of grant, and the exercise period may not exceed five years from the date of grant.

         The number of shares currently subject to 1995 Options granted to the executive officers of the Company are as follows: Mr. H. Patinkin (155,537 shares), Mr. Desjardins (142,603 shares), Mr. M. Patinkin (92,734 shares) and Mr. Eisenheim (59,040 shares) and all executive officers as a group (449,914 shares). Such options may be exercised until the expiration date, which, in the case of Messrs. H. Patinkin and M. Patinkin, is September 28, 2000, and, in the case of Messrs. Desjardins and Eisenheim, is May 31, 2001. All options granted to these four executive officers will be fully exercisable upon consummation of the Offering. Options for 103,856 additional shares granted to other employees are currently outstanding.

         In fiscal 1995, the Company also made restricted stock grants, which become no longer subject to forfeiture only upon the happening of the events referred to above (including the consummation of the IPO) to the following executive officers: Mr. H. Patinkin (249,268 shares), Mr. Desjardins (142,711 shares) and Mr. M. Patinkin (114,169 shares).


         1996 Plan. In connection with the IPO, the Board of Directors and stockholders of the Company approved the 1996 Long-Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the Company may grant incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options. The 1996 Plan also provides for the grant of stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 774,631 shares of Common Stock have been reserved for issuance under the 1996 Plan, subject to adjustment in the event of a stock split, stock dividend or other changes in capital structure. No grants may be made under the 1996 Plan after ten years after its effective date. The 1996 Plan also provides for the automatic grants of stock options to non-employee directors described above under the heading "--Compensation of Directors."


         The purposes of the 1996 Plan are to align the interests of the Company's stockholders and the recipients of grants under the 1996 Plan by increasing the proprietary interest of such recipients in the Company's growth and success and to advance the interests of the Company by attracting and retaining officers and other key employees and well-qualified independent directors.

         The 1996 Plan is administered by the Compensation Committee. Subject to the terms of the 1996 Plan, the Compensation Committee is authorized to select eligible officers and other key employees for participation in the 1996 Plan and to determine the number of shares of Common Stock subject to the awards granted thereunder, the exercise price, if any, the time and conditions of exercise, and all other terms and conditions of such award.

         The Compensation Committee may delegate some or all of its power and authority under the 1996 Plan, to the Chief Executive Officer or other executive officer of the Company as it deems appropriate; provided, however, that the Compensation Committee may not delegate its power and authority with regard to the selection for participation in the 1996 Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an option grant to such an officer or other person.

         In the case of options granted under the 1996 Plan, the purchase price of shares of Common Stock will be determined by the Compensation Committee at the time of grant, but may not be less than 100% of the fair market value of such shares of Common Stock on the date of grant. The aggregate fair market value (determined as of the date the option is granted) of the stock with respect to which ISOs are exercisable for the first time by the optionee in any calendar year (under the 1996 Plan and any other incentive stock option plan of the Company) may not exceed $100,000. Options granted under the 1996 Plan may not be exercised after ten years from the date of grants. In the case of any eligible employee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of any ISOs granted under the 1996 Plan may not be less than 110% of the fair market value of the Common Stock on the date of grant, and the exercise period may not exceed five years from the date of grant. All stock options will become immediately exercisable upon certain changes of control of the Company or, in the case of the four executive officers, certain other events for which they would receive payments under their severance agreements described below.


         The Compensation Committee made grants under the 1996 Plan, effective upon the commencement of the IPO, of options to purchase Common Stock to executive officers named in the Summary Compensation Table as follows: Mr. H. Patinkin (312,835 shares), Mr. Desjardins (169,766 shares), Mr. M. Patinkin (169,766 shares) and Mr. Eisenheim (32,173 shares). Each such stock option has a per share exercise price equal to $14.00 (the initial public offering price), will become exercisable in cumulative annual installments of 25% of the shares subject to option beginning on the first anniversary of the date of grant, and will expire ten years after the commencement date of the IPO (i.e. May 7, 2006). The options granted to Mr. H. Patinkin and Mr. M. Patinkin are non-qualified stock options. Of the options granted to Mr. Desjardins 28,550 are incentive stock options, and 141,216 are nonqualified stock options. Substantially all of the options granted to Mr. Eisenheim are incentive stock options. A grant was made under the 1996 Plan, effective upon the commencement of the IPO, of nonqualified options to purchase 10,000 shares of Common Stock with the same exercise price to Mr. N. Patinkin, a non-employee director. A grant was made on July 12, 1996 under the 1996 Plan of nonqualified options to purchase 10,000 shares of Common Stock to Mr. Smith. See "Management-- Compensation of Directors." Additional grants of incentive stock options covering a total of 80,091 shares of Common Stock may be made to other employees or directors (of which 22,676 options have been granted to employees as of August 1, 1996).


         The Company intends to file a registration statement under the Securities Act to register all shares of Common Stock issuable pursuant to the 1995 Options and the Company's 1996 Plan.

SEVERANCE AGREEMENTS

         The Company has entered into severance agreements with its four executive officers and 14 of its other management employees which provide for certain payments after a "change of control." A "change of control" is defined under these agreements to include (i) an acquisition by a third party (excluding certain affiliates of the Company) of beneficial ownership of at least 25% of the outstanding shares of Common Stock, (ii) a change in a majority of the incumbent Board of Directors and (iii) merger, consolidation or sale of substantially all of the Company's assets if the Company's shareholders do not continue to own at least 60% of the equity of the surviving or resulting entity. Pursuant to these agreements such employees will receive certain payments and benefits if they terminate employment voluntarily six months after a "change of control," or earlier if they terminate for "good reason," as defined in such agreements (such as certain changes in duties, titles, compensation, benefits or work locations) or if they are terminated by the Company after a change of control, other than for "cause," as so defined. The severance agreements for the four executive officers also provide for certain payments absent a change of control if they terminate employment for "good reason" or if they are terminated by the Company, other than for "cause". In the case of the four executive officers, their payment will equal 2.5 times (1.5 times if a change of control has not occurred) their highest salary plus bonus over the five years preceding the change of control, together with continuation of health and other insurance benefits for 30 months (18 months if a change of control has not occurred). In the case of the other employees, such payments will equal their highest salary plus bonus over the five years preceding the change of control with continuation of health and other insurance benefits for one year. The severance agreements also provide for payment of bonus for any partial year worked at termination of employment equal to the higher of (x) the employee's average bonus for the immediately preceding two years and (y) 50% of the maximum bonus the employee could have earned in the year employment terminates, pro rated for the portion of the year completed.
To the extent any payments to any of the four senior executives under these agreements would constitute an "excess parachute payment" under Section 280G(b)(1) of the Internal Revenue Code of 1986, such payments will be "grossed up" for any excise tax payable under such section, so that the amount retained after paying all federal income taxes due would be the same as such person would have retained if such section had not been applicable.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Prior to the Recapitalization, Mr. Hugh M. Patinkin served as a member of the Compensation Committee of the Board of Directors. Mr. Patinkin has not participated in decisions regarding his own compensation and he did not participate in decisions relating to the approval of the 1995 Plan. See "Certain Transactions--Other" for a discussion of transactions involving Mr. H. Patinkin and relatives of Mr. N. Patinkin.

                              CERTAIN TRANSACTIONS

REGISTRATION RIGHTS

         Pursuant to the Second Amended and Restated Registration Agreement (the "Registration Agreement"), dated as of May 7, 1996, the Company granted to Frontenac Venture V Limited Partnership, Frontenac Diversified III Limited Partnership, Continental Illinois Venture Corp., and William Blair Venture Partners III Limited Partnership, Hugh M. Patinkin, Matthew M. Patinkin and John R. Desjardins (executive officers of the Company) and certain related persons (the "Purchasers") certain rights to require the Company to take action to register under the Securities Act the sale of shares of Common Stock (the "Registrable Shares") held by them. The number of such registrations which the Company is obligated to effect is limited to four. The Registration Agreement also provides that in the event the Company proposes to register any of its securities under the Securities Act at any time or times, subject to certain limitations, the Company will use its best efforts to include the Registrable Shares in such registration upon the request of the Purchasers. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. The Company also has agreed to indemnify the Purchasers and their controlling persons against certain liabilities, including liabilities under the Securities Act. In addition, the ESOP has the right to demand one registration with respect to the shares of Common Stock it holds.

OTHER

         The Company has from time to time purchased some jewelry merchandise from MBM Co., an entity which as of January 31, 1996 was owned by a brother of Messrs. Hugh and Matthew Patinkin and the children of Mr. Norman Patinkin. The amounts purchased by the Company from MBM Co. in fiscal 1993, 1994 and 1995 were $34,000, $161,000 and $80,000, respectively. The Company believes that the prices paid in these purchases were as favorable to the Company as those generally available from third parties.

         The Company provides certain office services to Double P Corp., including any of its affiliates ("Double P"), an owner and operator of primarily mall-based snack food stores, in which Messrs. H. Patinkin, Desjardins and M. Patinkin own a majority equity interest. For these services Double P pays the Company $300 per month. Mr. H. Patinkin spends a limited amount of time providing services to Double P. In two cases the Company and Double P have negotiated jointly with a landlord with respect to spaces offered by a landlord and then divided and separately leased portions of the space offered. The terms of any such leases are approved by a majority of the Company's outside directors, effective as of the consummation of the IPO.

         See "The Recapitalization--ESOP Restructuring" for a description of the restructuring of the Company's ESOP.

                                STOCK OWNERSHIP

         The following table sets forth, as of the date hereof, the number and percentage of outstanding shares of Common Stock beneficially owned by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the executive officers named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group.


                                                                       BENEFICIAL OWNERSHIP
                                                                       OF COMMON STOCK(1)

                        NAME                                   NUMBER                       PERCENT
                        ----                                   ------                       -------

 Frontenac Venture V Limited Partnership(2)
 135 S. LaSalle Street
 Chicago, IL  60603  . . . . . . . . . . . . . .              712,247                         8.5%
 Frontenac Diversified III Limited Partnership(3)
 135 S. LaSalle Street
 Chicago, IL  60603  . . . . . . . . . . . . . .              325,425                         3.9

 Continental Illinois Venture Corp.
 231 S. LaSalle Street
 Chicago, IL  60697  . . . . . . . . . . . . . .              611,336                         7.3

 William Blair Venture Partners III
   Limited Partnership(4)
 222 West Adams
 Chicago, IL  60606  . . . . . . . . . . . . . .              464,437                         5.5

 Hugh M. Patinkin*(5)  . . . . . . . . . . . . .              714,591                         8.4

 Matthew M. Patinkin*(6) . . . . . . . . . . . .              450,853                         5.3

 John R. Desjardins*(7)  . . . . . . . . . . . .              332,549                         3.9

 Lynn D. Eisenheim*(8) . . . . . . . . . . . . .               72,279                          **

 Rodney L. Goldstein+(2)(3)  . . . . . . . . . .            1,037,672                        12.4

 Samuel B. Guren+(4) . . . . . . . . . . . . . .              464,437                         5.5

 Norman J. Patinkin(9) . . . . . . . . . . . . .               69,726                          **

 Jack A. Smith. . . . . . . . . . . . . . . . .                    --                          --

 U.S. Trust Fiduciary Services,
    as trustee for the ESOP,
 1300 Eye Street, N.W., Suite 1080 East
 Washington, D.C.  20005(10) . . . . . . . . . .              843,887                        10.1

 All executive officers and directors
    as a group (10 persons)  . . . . . . . . . .            3,105,655                        35.2


_______________________
* The mailing address of each of these individuals is c/o the Company, 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.
+ The mailing address for Mr. Goldstein is c/o Frontenac Company, 135 S. LaSalle Street, Chicago, IL 60603. The mailing address for Mr. Guren is c/o Baird Capital Partners, 227 W. Monroe Street, Suite 2100, Chicago, IL 60606.
**   Less than 1%.

(1) Except as set forth in the footnotes to this table, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Rodney L. Goldstein is a general partner of Frontenac Company, which is the general partner of Frontenac Venture V Limited Partnership, and accordingly, may be attributed beneficial ownership of the shares owned by Frontenac Venture V Limited Partnership. Mr. Goldstein disclaims beneficial ownership of such shares beyond his ownership interests in Frontenac Company. Mr. Goldstein serves as Director of the Company as nominee of Frontenac Venture V Limited Partnership.

(3) Frontenac Company is the general partner, and the Teachers' Retirement System of the State of Illinois is the limited partner, of Frontenac Diversified III Limited Partnership. Rodney L. Goldstein is a general partner of Frontenac Company and, accordingly, may be attributed beneficial ownership of the shares owned by Frontenac Diversified III Limited Partnership. Mr. Goldstein disclaims beneficial ownership of such shares beyond his ownership interests in Frontenac Company.

(4) Samuel B. Guren is the general partner of William Blair Venture Management Company, which is the general partner of William Blair Venture Partners III Limited Partnership, and accordingly, may be attributed beneficial ownership of the shares owned by William Blair Venture Partners III Limited Partnership. Mr. Guren disclaims beneficial ownership of such shares beyond his ownership interest in William Blair Venture Partners III Limited Partnership. Mr. Guren serves as a Director of the Company as nominee of William Blair Venture Partners III Limited Partnership. None of these entities have any other relationship with the Company.

(5) Includes 155,537 shares of Common Stock issuable pursuant to presently exercisable stock options. Includes 206,035 beneficially owned by Hugh M. Patinkin, which shares are held by Sheila C. Patinkin and Robert Bergman, as Trustees of the Hugh M. Patinkin 1994 Family Trust U/A/D 11/18/94. Includes 23,378 shares held by Hugh M. Patinkin and Sheila C. Patinkin, as Trustees of various trusts for the benefit of their children, all of which such shares are subject to shared voting power by Hugh M. Patinkin and Sheila C. Patinkin. Includes 11,122 shares held by Hugh M. Patinkin, Sheila C. Patinkin and Harold Patinkin, as Trustees of various trusts for the benefit of the children of Hugh
M. Patinkin and Sheila C. Patinkin, all of which such shares are subject to shared voting power by Hugh M. Patinkin, Sheila C. Patinkin and Harold Patinkin. Includes 36,452 shares held by Hugh M. Patinkin, Mark A. Patinkin and Matthew M. Patinkin, as Trustees of the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94, with respect to which shares Hugh M. Patinkin, Mark A. Patinkin and Matthew M. Patinkin share voting power.

(6) Includes 92,734 shares of Common Stock issuable pursuant to presently exercisable stock options. Includes 114,235 shares beneficially owned by Matthew M. Patinkin, which shares are held by Robin J. Patinkin and Debra Soffer, as Trustees of the Matthew M. Patinkin 1994 Family Trust U/A/D/ 12/19/94. Includes 16,648 shares held by Matthew M. Patinkin and Robin J. Patinkin, as Trustees of various trusts for the benefit of their children, all of which such shares are subject to shared voting power by Matthew M. Patinkin and Robin J. Patinkin. Includes 8,855 shares held by Robin J. Patinkin, as Trustee of various trusts for the benefit of the children of Matthew M. Patinkin and Robin J. Patinkin, with respect to which shares Matthew M. Patinkin disclaims beneficial ownership. Includes 36,452 shares held by Matthew M. Patinkin, Hugh M. Patinkin and Mark A. Patinkin, as Trustees of the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94, with respect to which shares Matthew M. Patinkin, Hugh M. Patinkin and Mark A. Patinkin share voting power.

(7) Includes 142,603 shares of Common Stock issuable pursuant to presently exercisable stock options. Includes 22,283 shares beneficially owned by John
R. Desjardins, which shares are held by Cheryl Desjardins and Stephen Kendig, as Trustees of the John R. Desjardins 1995 Family Trust U/A/D 12/28/95.
Shares beneficially owned by Mr. Desjardins include shares allocated to his account in the ESOP (approximately 11,878 shares) as to which he has voting power.

(8) Includes 59,040 shares of Common Stock issuable pursuant to presently exercisable stock options. Shares beneficially owned by Mr. Eisenheim include shares allocated to his account in the ESOP (approximately 3,239) as to which he has voting power.

(9) Norman J. Patinkin's three children own an aggregate of 69,726 shares, and accordingly, Norman J. Patinkin may be attributed beneficial ownership of these shares. Mr. Patinkin disclaims beneficial ownership of all such 69,726 shares.



(10) The participants in the ESOP will have voting power with respect to the shares held by the ESOP.


POSSIBLE LIMITATIONS ON THE COMPANY'S USE OF NET OPERATING LOSS CARRYFORWARDS

         At February 1, 1996, the Company had $17.9 million of net operating loss carryforwards for federal income tax purposes (the "NOLs"). See Note 6 of Notes to Financial Statements. While these carryforwards are expected to reduce future income tax payments, the benefits of such carryforwards have already been recognized in the Company's balance sheets and results of operations for fiscal 1995.

         Section 382 of the Code limits the use of net operating losses and net operating loss carryforwards following an "ownership change" which, in general, is an increase by more than 50 percentage points of the percentage of stock of a corporation owned, directly or indirectly, by those persons or groups of persons each of which owns or is treated as owning at least five percent of that corporation's stock ("Five-Percent Stockholders") over the lowest percentage of stock of such corporation previously owned by each such Five-Percent Stockholder at any time during a specified period of not more than three years (without, in general, reducing an increase of any Five-Percent Stockholder for decreases of other Five-Percent Stockholders). Subject to special rules, all stockholders who, directly or indirectly, own less than 5% of the stock of a corporation generally are treated as a single Five-Percent Stockholder for this purpose.

         As a result of the foregoing rules, changes in the direct or indirect ownership of the stock of the Company as a result of the IPO are considered in determining whether an ownership change occurred within the meaning of Section 382 on the date of the IPO. Although there can be no assurances as to any position taken by the Internal Revenue Service in the future, the Company does not believe that the IPO resulted in an ownership change of the Company. The Company believes that immediately following the IPO the percentage point increase of Five-Percent Stockholders was approximately 47%. The Company's beliefs are based on certain assumptions, including assumptions as to factual matters, as well as interpretations of law which the Internal Revenue Service might challenge.

         It is possible that future transactions involving the stock of the Company (or rights to acquire such stock), when combined with the IPO and prior transactions in such stock, could cause an ownership change under Section 382 resulting in restrictions on the Company's ability to utilize the NOLs during the taxable years ending after the date of such ownership change.

         The restrictions under Section 382, if applicable as a result of the IPO or future transactions, would impose an annual limitation on the use of the NOLs in any taxable year ending after the ownership change equal to the product of the "long-term tax-exempt rate" announced by the Internal Revenue Service from time to time (5.68% for May 1996) and the value of the stock of the Company immediately before the ownership change, subject to certain adjustments. To the extent the annual limitation exceeded the Company's taxable income in any year, such excess could be carried forward to future years, subject to the normal expiration date of the NOLs. The NOLs begin expiring in 2006.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES



         The following summary describes the principal United States federal income tax consequences of acquiring, holding and disposing of Notes to
beneficial owners thereof ("holders").   This summary is based on the Internal
Revenue Code of 1986, as amended (the "Code"), legislative history, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, now in effect, all of which are subject to change (possibly on a retroactive basis).
         This summary discusses only the principal United States federal income tax consequences to those holders holding Notes as capital assets within the meaning of Section 1221 of the Code. It does not address all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances, to a holder subject to special rules, or to a holder purchasing a Note in the secondary market.
         This summary does not discuss any tax consequences to any holder who is not, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.
         Prospective investors are urged to consult their tax advisors with regard to the application of United States federal income tax laws to their particular situations as well as any tax consequences to them arising under the laws of any state, local or foreign taxing jurisdiction. State, local and foreign tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction.


THE EXCHANGE


         An exchange of Old Notes for New Notes pursuant to the Exchange Offer should not be treated as a sale, exchange or other taxable event for federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Old Notes. As a result, no material federal income tax consequences should result from an exchange of Old Notes for New Notes pursuant to the Exchange Offer.
         For federal income tax purposes, a New Note received by a beneficial owner of an Old Note should be treated as a continuation of the Old Note in the hands of such owner. For purposes of this discussion, references to a "Note" shall mean, collectively, a New Note and the Old Note exchanged therefor pursuant to the Exchange Offer, references to a "Series C Note" shall mean, collectively, a Series A Note and the Series C Note exchanged therefor pursuant to the Exchange Offer, and references to a "Series D Note" shall mean, collectively, a Series B Note and the Series D Note exchanged therefor pursuant to the Exchange Offer.





TREATMENT OF ADDITIONAL SERIES D NOTES



        In general, interest on the Series D Notes will accrue at the rate of
(a) 15% per annum, payable in cash, plus (b) for certain subsequent periods 1% per annum (increasing in 1% increments for each subsequent year) payable, at the option of the Company, in cash or by delivery of additional Series D Notes (such additional Notes, hereinafter "Additional Series D Notes"). See "The New Notes -- Maturity and Interest," above. For federal income tax purposes, the delivery of an Additional Series D Note in satisfaction of an obligation of the Company to pay interest is not considered as payment on the Series D Note with respect to which it was delivered, and each such Additional Series D Note is aggregated with, and treated as part of, the original Series D Note. For purposes of this discussion, a reference to a Series D Note generally means a single Series D Note consisting of a holder's original Series D Note and all Additional Series D Notes delivered with respect thereto. Any disposition (including redemption) of some or all of such original Series D Note or Additional Series D Notes should be treated as a disposition of a proportionate amount of such single Series D Note (i.e, a proportionate amount of each original Series D Note and Additional Series D Note) with the following rules applied accordingly. Thus, for example, such treatment will apply to determine gain or loss with respect to the portion disposed of or redeemed and, with respect to the remaining portion, to determine the adjusted issue price (described below), and tax basis. For this purpose, a payment of cash in lieu of the delivery of an Additional Series D Note might under certain circumstances be treated as a partial redemption of a proportionate amount of such single Series D Note. See "--Certain Interest on Series D Notes", below.


STATED INTEREST


        Interest on the Notes that qualifies as "qualified stated interest", as defined in Treasury Regulations, is includible in a holder's income as ordinary interest income when actually or constructively received (if such holder uses the cash method of accounting for federal income tax purposes) or when accrued (if such holder uses an accrual method of accounting for federal income tax purposes). All stated interest on the Series C Notes will constitute qualified stated interest. Interest on the Series D Notes will constitute qualified stated interest to the extent it is payable in cash at a rate of 15% per annum, except to the extent such interest is payable on Additional Series D Notes (hereinafter, "15% Cash Interest"). Other interest on the Series D Notes will be taxable under the rules discussed below under "--Certain Interest on Series D Notes". Solely for purposes of determining the extent to which cash interest at a rate of 15% per annum is received on Additional Series D Notes rather than on an original Series D Note, payments of principal on all Series D Notes held by a holder will likely be treated as applied first to repay Additional Series D Notes and thereafter to repay an original Series D Note (with the result that cash interest at a 15% rate on Series D Notes will be treated first as received on the amount of the original Series D Notes).

CERTAIN INTEREST ON SERIES D NOTES



        Interest on the Series D Notes other than 15% Cash Interest (i.e., interest payable at the option of the Company in cash or in Additional Series D Notes and interest payable in cash at a rate of 15% per annum on Additional Series D Notes) (hereinafter, "Nonqualifying Interest") must be taken into income by holders on a constant yield basis under rules governing the accrual of "original issue discount," summarized below.



        The amount of Nonqualifying Interest required to be taken into income by a holder is determined as follows. First, the "yield to maturity" of the Series D Note is determined. In general, and subject to the special rule described below, the yield to maturity is the discount rate that, when used in computing the present value of all interest and principal payments to be made under the Series D Note through its date of maturity (including payments of 15% Cash Interest) produces an amount equal to the issue price of the Series D Note.



        Second, the term of the Series D Note is divided into "accrual periods." Accrual periods may be of any length and may vary in length over the term of the Series D Note, provided that each accrual period is no longer than one year and that each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.


        Third, the total amount of Nonqualifying Interest is allocated among accrual periods. In general, the Nonqualifying Interest allocable to an accrual period equals the product of the "adjusted issue price" of the Series D Note at the beginning of the accrual period and the yield to maturity of the Series D Note, less the amount of any 15% Cash Interest (i.e., qualified stated interest) allocable to the accrual period. The adjusted issue price of a Series D Note at the beginning of the first accrual period is its original principal amount. Thereafter, the adjusted issue price of a Series D Note is generally its original principal amount, increased by the amount of Nonqualifying
Interest previously includible in the gross income of any holder, and decreased by the amount of any payment of cash previously made on the Series D Note other than a payment of 15% Cash Interest (including cash payments of Nonqualifying Interest and principal payments).



        Fourth, the "daily portions" of Nonqualifying Interest are determined by allocating to each day in an accrual period its ratable portion of the Nonqualifying Interest allocable to the accrual period.



        For purposes of the foregoing rules, the yield to maturity will be determined on the issue date by assuming that, for all future periods, the Company will exercise its option to pay interest in cash or by delivery of Additional Series D Notes and its option to redeem the Series D Notes in a manner that minimizes the yield to maturity on the Series D Notes. If at any time the Company exercises its options contrary to such assumption, the yield to maturity of the Series D Notes is redetermined at that time (treating the adjusted issue price at that time as the issue price) by likewise assuming that, for all future periods, the Company will exercise its options in a manner that minimizes the yield to maturity of the Series D Notes. If, for purposes of the foregoing, it is assumed that the Company will choose to deliver Additional Series D Notes rather than making a cash payment of interest, and contrary to such assumption the Company makes a cash payment of interest, such cash payment generally will be treated as a redemption of a pro rata portion of the single Series D Note deemed held by the holder. See "--Treatment of Additional Series D Notes", above.



        A holder includes in income in any taxable year the daily portions of Nonqualifying Interest for each day during the taxable year that such holder held the Series D Note. Under the constant yield method described above, holders will be required to include Nonqualifying Interest in income in advance of the receipt of cash attributable thereto (even to the extent the Company does not exercise its option to pay interest by delivery of Additional Series D Notes) and holders generally will be required to include in income increasingly greater amounts of Nonqualifying Interest in successive accrual periods.




        The Company will provide annual information statements to certain holders of the Series D Notes and to the Internal Revenue Service stating the amount of any Nonqualifying Interest (i.e. original issue discount) attributable to such Series D Notes for each calendar year. The amount of any Nonqualifying Interest set forth in such statement may not be accurate as to a subsequent holder of a Series D Note (because, for example, of the application of the rules discussed below relating to market discount and premium) who will be required to make its own determination of whether it must report in income a different amount of Nonqualifying Interest.


MARKET DISCOUNT


        If a subsequent holder acquires a Note and has a tax basis in the Note that is, in the case of a Series C Note, less than its principal amount or, in the case of a Series D Note, less than its adjusted issue price (as defined above), the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount.


        Under the market discount rules of the Code, a holder is required to treat any payment on a Note treated for tax purposes as a payment of principal, or any gain on the sale, exchange, retirement or other disposition of a Note, as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis. A holder may, however, elect to determine the amount of accrued market discount on a constant-yield-to-maturity basis. This election is made on a bond-by-bond basis and is irrevocable. With respect to Notes with market discount, a holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such Notes. A holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all bonds acquired by the holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the Internal Revenue Service. A holder's tax basis in a Note will be increased by the amount of market discount included in such holder's income under such an election.

PREMIUM AND ACQUISITION PREMIUM


        A holder will be treated as having purchased a Note at a "premium" (or "amortizable bond premium") if the holder's adjusted basis in the Note, immediately after its purchase by such holder, exceeds its "stated redemption price at maturity," which is generally all amounts payable on a Note other than "qualified stated interest" (as described above). A holder may elect to amortize such premium as an offset to qualified stated interest on the Note. Because the stated redemption price at maturity of the Series D Notes depends on whether certain interest is paid in cash or Additional Series D Notes, and therefore is uncertain, the application of the foregoing rule is unclear in the case of the Series D Notes.


        To the extent a Note may be called by the Company prior to maturity and after the holder has acquired it, the amount of amortizable bond premium is determined with reference to either the amount payable at maturity or, if it results in a smaller premium attributable to the period through the earlier call date, with reference to the amount payable on the earlier call date. If an election to amortize premium is made with respect to any Note, it will also
apply to certain other debt instruments of the holder.   If the call does not
occur, a holder may elect to amortize the premium over the remaining term of the Note or the portion thereof through the next call date.


         If a holder purchases a Series D Note at a price greater than the Series D Note's adjusted issue price (as described above) but not at a premium under the rules described above (i.e., at an "acquisition premium"), the amount of Nonqualifying Interest that the holder includes in gross income is reduced to reflect the acquisition premium under rules set out in the Code and Treasury Regulations thereunder.


SALE, EXCHANGE OR REDEMPTION OF NOTES


        A holder generally recognizes gain or loss upon the sale, exchange or redemption of a Note (or portion thereof) equal to the difference between the amount realized upon such sale, exchange or redemption and the holder's adjusted basis in the Note (or in the portion thereof sold, exchanged or redeemed). Adjusted basis in a Note generally equals the holder's cost of the Note, increased by Additional Interest (in the case of a Series D Note), discount or market discount previously included in income with respect to a Note, and reduced (but not below zero) by any payments of cash on the Note other than payments of "qualified stated interest" (as described above), and by any amortizable bond premium that the holder has taken into account. To the extent attributable to accrued but unpaid qualified stated interest, the amount realized by a holder is treated as a payment of interest. Any gain or loss is capital gain or loss if the Note is held as a capital asset, except as provided under "Market Discount" above. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.


BACKUP WITHHOLDING

        A holder may be subject to backup withholding at a rate of 31% with respect to interest paid on the Notes, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder who does not provide the Company with the holder's correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the holder's tax liability.

THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS
NOT TAX ADVICE. ACCORDINGLY, EACH PERSON CONSIDERING THE ACQUISITION OF NEW NOTES SHOULD CONSULT HIS, HER OR ITS OWN ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM, HER OR IT OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NEW NOTES INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS AND CHANGES IN APPLICABLE TAX LAWS.

                                EXCHANGE OFFER DISTRIBUTION


        With respect to resales of the New Notes, based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that any holder or beneficial owner (other than a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act or a "broker" or "dealer" registered under the Exchange Act) who exchanges Old Notes for New Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of New Notes a prospectus that satisfies the requirements of Section 10 thereof. However, if any holder or beneficial owner acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of New Notes, such holder or beneficial owner cannot rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1988) or similar no-action letters or any similar interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available.

        As contemplated by the above no-action letters and the Placement Agreement and the Note Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the New Notes are to be acquired by the holder and any beneficial owners in the ordinary course of business, (ii) the holder and any beneficial owners are not engaging and do not intend to engage in the distribution of the New Notes,
(iii) neither the holder nor any beneficial owner is an affiliate of the Company within the meaning of Rule 405 under the Securities Act, and (iv) the holder and each beneficial owner acknowledge that if such holder or beneficial owner participates in the Exchange Offer for the purpose of distributing the New Notes, such holder or beneficial owner must comply with the registration and prospectus delivery requirements of the Securities Act and cannot rely on the above no-action letters.

        Any broker or dealer registered under the Exchange Act (each a "Broker-Dealer") who holds Old Notes that were acquired for its own account as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company), may exchange such Old Notes for New Notes pursuant to the Exchange Offer; however, such Broker-Dealer may be deemed an underwriter within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the New Notes received by it in the Exchange Offer, which prospectus delivery requirement may be satisfied by the delivery by such Broker-Dealer of this Prospectus. Any Broker-Dealer participating in the Exchange Offer will be required to acknowledge that it will deliver a prospectus in connection with any resales of New Notes received by it in the Exchange Offer. However only Broker-Dealers who exchange Old Notes that were acquired for their own account as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company), may use this Prospectus to satisfy the prospectus delivery requirements of the Securities Act. The delivery by a Broker-Dealer of a prospectus in connection with resales of the New Notes shall not be deemed to be an admission by such Broker-Dealer that it is an underwriter within the meaning of the Securities Act.



                  INFORMATION CONCERNING SELLING NOTEHOLDER
                           AND PLAN OF DISTRIBUTION



        The Registration Statement of which this Prospectus is a part also covers $2,255,000 aggregate principal amount of the Company's Series A Notes (the "Resale Series A Notes") to be sold hereunder by William Blair & Company, L.L.C. (the "Selling Noteholder"). The Resale Series A Notes were acquired from the Company by the Selling Noteholder in connection with the closing of the Recapitalization on May 7, 1996. The Resale Series A Notes may be sold from time to time by the Selling Noteholder directly to one or more purchasers, at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Noteholder may also engage other brokers or dealers to sell all or a portion of the Resale Series A Notes, which broker/dealer may act as principal or as agent in such transaction pursuant to this Prospectus. Brokers and dealers so engaged will receive commissions or discounts from the Selling Noteholder in amounts to be negotiated immediately prior to the sale. The Selling Noteholder and any participating broker or dealer may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, in connection with such sales.



        Purchasers of the Resale Series A Notes may exchange such Resale Series A Notes for Series C Notes pursuant to the Exchange Offer made hereby, if tender of such Resale Series A Notes for Series C Notes is made on or before the Expiration Date.



        The Selling Noteholder is a registered "broker" and "dealer" under the Securities Exchange Act of 1934. The Selling Noteholder acted as the Company's placement agent in connection with the Notes Offering, the Bank Facility and the Gold Consignment Facility and was paid a fee by the Company in consideration therefor. The Selling Noteholder also acted as a managing underwriter in the Company's IPO, for which it received underwriting compensation. See "The Recapitalization."



        William Blair & Company, L.L.C. is affiliated with William Blair Venture Partners III Limited Partnership, the holder of approximately 5.5% of the outstanding shares of Common Stock of the Company. See "Stock Ownership."


                                 LEGAL MATTERS

        The validity of the New Notes offered hereby will be passed upon for the Company by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

        The financial statements and financial statement schedule of the Company as of January 31, 1995 and 1996 and for each of the three years in the period ended January 31, 1996, appearing in this Prospectus and in the Registration Statement mentioned below have been audited by Coopers & Lybrand L.L.P., independent public accountants, as set forth in their reports thereon appearing elsewhere in this Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

         The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act for the registration of the New Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


         The Company is subject to the periodic reporting and other informational requirements of the Exchange Act. The Registration Statement and the exhibits thereto as well as the periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048, or on the Web site maintained by the Commission, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, the address of which is http://www.sec.gov. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20459, at prescribed rates. As long as the Company is subject to such periodic reporting and informational requirements, it will furnish all reports and other information required thereby to the Commission, and will furnish copies of such reports and other information to the Trustee. In the event the Company ceases to be required to file periodic reports and other information with the Commission, the Company is required under the Indenture, so long as the New Notes remain outstanding, to file with the Commission and distribute to holders of New Notes copies of the financial information that would have been contained in such annual reports and quarterly reports that the Company would have been required to file with the Commission pursuant to the Exchange Act. Such financial information shall include annual reports containing financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, management's discussion and analysis of financial condition and results of operations as well as quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.



                           MARKS BROS. JEWELERS, INC.

                         INDEX TO FINANCIAL STATEMENTS

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

Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . . .           F-2

Balance Sheets of the Company as of January 31, 1995 and 1996 . . . . . . . . . . . . . . .           F-3

Statements of Operations of the Company for the years ended
   January 31, 1994, 1995 and 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           F-4

Statements of Stockholders' Equity (Deficit) of the Company
   for the years ended January 31, 1994, 1995 and 1996  . . . . . . . . . . . . . . . . . .           F-5

Statements of Cash Flows of the Company for the years ended
   January 31, 1994, 1995 and 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           F-6

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           F-7


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Marks Bros. Jewelers, Inc.

     We have audited the accompanying balance sheets of Marks Bros. Jewelers, Inc. (the "Company") as of January 31, 1995 and 1996 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Bros. Jewelers, Inc. as of January 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the financial statements, effective February 1, 1993, the Company changed its method of accounting for compensation expense related to the Employee Stock Ownership Plan.

COOPERS & LYBRAND L.L.P.

Chicago, Illinois
February 27, 1996, except as to Note 14
which is as of May 7, 1996

                           MARKS BROS. JEWELERS, INC.

                                 BALANCE SHEETS

                        AS OF JANUARY 31, 1995 AND 1996

                                                                         1995           1996
                                                                       --------    --------------
                                                                         (IN THOUSANDS, EXCEPT
                                                                              SHARE DATA)
                                             ASSETS
Current assets:
  Accounts receivable, net..........................................   $  1,494       $  1,169
  Layaway receivables, net..........................................      1,406          1,576
  Merchandise inventories...........................................     46,054         55,401
  Other current assets..............................................        690            714
  Deferred income taxes, net........................................      --               817
                                                                       --------    --------------
      Total current assets..........................................     49,644         59,677
Property and equipment, net.........................................     11,868         12,852
Deferred income taxes, net..........................................      --            14,874
                                                                       --------    --------------
      Total assets..................................................   $ 61,512       $ 87,403
                                                                       =========   ============
                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Outstanding checks, net...........................................   $  2,511       $  7,991
  Revolver loan.....................................................      6,805          2,119
  Current portion of term loan......................................      6,400          7,938
  Current portion of senior accreting notes.........................      --             1,908
  Accounts payable..................................................      6,006          9,037
  Accrued payroll...................................................      1,988          2,324
  Other accrued expenses............................................      5,474          6,848
                                                                       --------    --------------
      Total current liabilities.....................................     29,184         38,165
Term loan, net of current portion...................................     26,600         18,662
Senior accreting notes, net of current portion......................     44,733         47,819
Zero coupon notes...................................................      5,413          5,847
Subordinated Debt...................................................     20,855         23,598
Other long-term liabilities.........................................      1,305          1,170
                                                                       --------    --------------
      Total liabilities.............................................    128,090        135,261
                                                                       --------    --------------

                                                                                                    PRO FORMA
                                                                                                       FOR
                                                                                                   CONVERSION
                                                                                                    (NOTE 2)
                                                                                                      1996
                                                                                                   -----------
                                                                                                   (UNAUDITED)
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock , $.001 par value; 8,855,210 shares authorized;
    2,053,629 shares and 2,559,793 shares issued and outstanding, respectively (4,798,181 shares issued and outstanding on a pro
    forma, for conversion basis, Note 2)..........................      --           --                     5
  Class B common stock $1.00 par value; 29,567 shares authorized;
    26,229 and 26,026 shares issued and outstanding respectively
    (101 shares issued and outstanding on a pro forma, for
    conversion basis, Note 2).....................................         30             30           --
  Class C common stock $.001 par value; 39,371 shares authorized;
    39,370 shares issued and outstanding; convertible 1 for 1 into common stock (no shares issued and outstanding on a pro forma,
    for conversion basis, Note 2).................................      --           --                --
  Class D common stock $.001 par value; 60,000 shares authorized;
    no shares issued and outstanding; convertible 1 for 1 into common stock (no shares outstanding on a pro forma, for
    conversion basis, Note 2).....................................      --           --                --
  Additional paid-in capital......................................     11,855          8,766           --
  Accumulated deficit.............................................    (31,645)       (14,673)         (24,934)
  Treasury stock, (1,400,123 and 1,400,326 shares at cost,
    respectively) (1,408,645 shares at cost, on a pro forma, for
    conversion basis, Note 2).....................................    (20,270)       (20,333)         (22,929)
  Deferred ESOP compensation......................................    (26,548)       (21,648)          --
                                                                     --------    --------------    -----------
      Total stockholders' equity (deficit), net...................    (66,578)       (47,858)       $ (47,858)
                                                                     --------    --------------
                                                                                                   ===========
      Total liabilities and stockholders' equity (deficit)........   $ 61,512       $ 87,403
                                                                     =========   ============

    The accompanying notes are an integral part of the financial statements.

                           MARKS BROS. JEWELERS, INC.

                            STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED JANUARY 31, 1994, 1995 AND 1996

                                                                   1994        1995        1996
                                                                  -------    --------    --------
                                                                          (IN THOUSANDS)
Net sales......................................................   $91,106    $106,683    $131,022
Cost of sales (including buying and occupancy expenses)........    54,511      64,223      77,722
                                                                  -------    --------    --------
     Gross profit..............................................    36,595      42,460      53,300
Selling, general and administrative expenses...................    28,340      30,748      37,887
                                                                  -------    --------    --------
     Income from operations....................................     8,255      11,712      15,413
Interest expense, including deferred interest of $5,467, $6,685
  and $8,171, respectively.....................................     8,920      10,594      12,314
Stock award expense............................................     --          --            461
ESOP compensation expense......................................       511         547         590
                                                                  -------    --------    --------
     Income (loss) from continuing operations before income
       taxes...................................................    (1,176)        571       2,048
Income tax benefit.............................................     --          --         14,924
                                                                  -------    --------    --------
     Income (loss) from continuing operations..................    (1,176)        571      16,972
Gain on disposal of discontinued operations....................     2,700       --          --
                                                                  -------    --------    --------
     Income before cumulative effect of change in accounting
       for ESOP................................................     1,524         571      16,972
Cumulative effect of change in accounting for ESOP.............    (8,526)      --          --
                                                                  -------    --------    --------
     Net income (loss).........................................   $(7,002)   $    571    $ 16,972
                                                                  =======    ========    ========
Pro forma earnings per share (unaudited).......................                          $   3.02
                                                                                         ========

    The accompanying notes are an integral part of the financial statements.

                           MARKS BROS. JEWELERS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED JANUARY 31, 1994, 1995 AND 1996

                                            CLASS
                                              B      ADDITIONAL                              DEFERRED
                                            COMMON    PAID-IN     ACCUMULATED   TREASURY       ESOP
                                            STOCK     CAPITAL       DEFICIT      STOCK     COMPENSATION
                                            ------   ----------   -----------   --------   ------------
                                                                  (IN THOUSANDS)
Balance at January 31, 1993...............   $ 30     $ 19,923     $ (25,214)   $(20,173)    $(44,200)
Net loss..................................   --         --            (7,002)      --          --
Repurchase of ESOP shares.................   --         --            --             (60)      --
ESOP amortization.........................   --         (3,952)       --           --           4,463
Cumulative effect of change in accounting
  for ESOP................................   --         --            --           --           8,526
                                              ---      -------      --------    --------     --------
Balance at January 31, 1994...............     30       15,971       (32,216)    (20,233)     (31,211)
                                              ---      -------      --------    --------     --------
Net income................................   --         --               571       --          --
Repurchase of ESOP shares.................   --         --            --             (37)      --
ESOP amortization.........................   --         (4,116)       --           --           4,663
                                              ---      -------      --------    --------     --------
Balance at January 31, 1995...............     30       11,855       (31,645)    (20,270)     (26,548)
                                              ---      -------      --------    --------     --------
Net income................................   --         --            16,972       --          --
Repurchase of ESOP shares.................   --         --            --             (63)      --
ESOP amortization.........................   --         (4,310)       --           --           4,900
Income tax effect of the difference
  between the average fair market value
  and the cost of the released shares.....   --            767        --           --          --
Issuance of stock awards..................   --            454        --           --          --
                                              ---      -------      --------    --------     --------
Balance at January 31, 1996...............   $ 30     $  8,766     $ (14,673)   $(20,333)    $(21,648)
                                              ===      =======      ========    ========     ========

    The accompanying notes are an integral part of the financial statements.

                           MARKS BROS. JEWELERS, INC.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED JANUARY 31, 1994, 1995 AND 1996

                                                                 1994         1995        1996
                                                               ---------    --------    ---------
                                                                         (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................   $   (7002)   $    571    $  16,972
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Cumulative effect of change in accounting for ESOP.....       8,526       --          --
     Gain on disposal of discontinued operations............      (2,700)      --          --
     Depreciation and amortization..........................       2,879       2,815        2,948
     Stock award expense non-cash portion...................      --           --             454
     ESOP compensation expense..............................         511         547          590
     Income tax benefit.....................................      --           --         (14,924)
     Interest on zero coupon notes..........................         372         402          434
     Interest on senior accreting notes.....................       2,985       3,860        4,994
     Interest on subordinated debt..........................       2,110       2,423        2,743
     Changes in assets and liabilities:
       (Increase) decrease in accounts receivable, net......        (405)        509          325
       Decrease (increase) in layaway receivables, net......       1,438        (112)        (170)
       (Increase) in merchandise inventories................      (9,337)     (9,460)      (9,347)
       (Increase) decrease in other assets..................        (279)        239          (24)
       (Decrease) increase in accounts payable..............        (529)      2,903        3,031
       (Decrease) increase in accrued liabilities...........      (3,226)        (26)       1,575
                                                               ---------    --------    ---------
          Net cash (used in) provided by operating
            activities......................................      (4,657)      4,671        9,601
                                                               ---------    --------    ---------
Cash flows from investing activities:
  Capital expenditures......................................      (3,466)     (3,974)      (3,932)
  Proceeds from assets sold.................................      --              30       --
  Proceeds from disposal of discontinued operations.........       2,910       --          --
                                                               ---------    --------    ---------
          Net cash used in investing activities.............        (556)     (3,944)      (3,932)
                                                               ---------    --------    ---------
Cash flows from financing activities:
  Borrowings on revolver loan...............................      99,766      99,159      127,109
  Repayment of revolver loan................................    (108,127)    (98,993)    (131,795)
  Repayment of term loan....................................      (4,500)     (2,500)      (6,400)
  Proceeds from subordinated debt borrowings................         600       --          --
  Repurchase of ESOP shares.................................         (60)        (37)         (63)
  Increase in outstanding checks, net.......................         867       1,644        5,480
                                                               ---------    --------    ---------
          Net cash used in financing activities.............     (11,454)       (727)      (5,669)
                                                               ---------    --------    ---------
Net decrease in cash and cash equivalents...................     (16,667)      --          --
Cash and cash equivalents at beginning of year..............      16,667       --          --
                                                               ---------    --------    ---------
Cash and cash equivalents at end of year....................   $  --        $  --       $  --
                                                               =========    ========    =========
Supplemental disclosure of cash flow information:
  Interest paid during the year.............................   $   4,484    $  3,814    $   3,891
  Income taxes paid during the year.........................      --             347           64
Non-cash financing activity:
  Tax effect of compensation expense........................      --           --       $     767

    The accompanying notes are an integral part of the financial statements.

                           MARKS BROS. JEWELERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF OPERATIONS

     The financial statements of Marks Bros. Jewelers, Inc. (the "Company") include the results of the Company's chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 146 stores located in 24 states operating in regional or super-regional shopping malls.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain amounts for the years ended January 31, 1994 and 1995 were reclassified to conform to the current year presentation.

     Accounts Receivable

     Accounts receivable is shown net of the allowance for doubtful accounts of $505,000 and $565,000 as of January 31, 1995 and 1996, respectively.

     Layaway Receivables, Net

     Layaway receivables include those sales to customers under the Company's layaway policies which have not been fully collected as of the end of the year. Layaway receivables are net of customer payments received to date and net of an estimate for those layaway sales which the Company anticipates will never be consummated. This estimate is based on the Company's historical calculation of layaway sales that will never be completed. While it is reasonably possible that the estimate will change, it is the Company's expectation that the financial impact will not be significant in the near term.

     Merchandise Inventories

     Merchandise inventories are stated principally at the lower of average cost or market. The Company also obtains merchandise from vendors under various consignment agreements. This consigned inventory and related contingent obligations are not reflected in the Company's financial statements. At the time of sale, the Company records the purchase liability in accounts payable and the related cost of merchandise in cost of sales.

     Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

                           MARKS BROS. JEWELERS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Property and Equipment

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over estimated useful lives ranging from five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or ten years.

     Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

     Long Lived Assets

     Effective February 1, 1995 the Company adopted Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long Lived Assets and for Long Lived Asset to be Disposed Of."

     When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long lived asset carrying values, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

     Outstanding Checks

     Outstanding checks are stated net of store cash balances, of which cash balances were approximately $940,000 and $639,000, as of January 31, 1995 and 1996, respectively.

     Interest Rate Cap Agreements

     The Company entered into interest rate cap agreements which required prepayments by the Company. The Company is amortizing the cost of these caps over the contracted period on a straight-line basis as interest expense.

     Pro Forma, For Conversion, Balance Sheet

     The amounts shown in the pro forma, for conversion, stockholders' equity (deficit) information as of January 31, 1996 reflect (i) the restructuring of the Company's ESOP as discussed in the Recapitalization within the Registration Statement, (ii) the conversion of all of the shares of Class C Common Stock into shares of Common Stock, and (iii) the elimination of the Company's shares of Class D Common Stock (all of which are authorized and unissued).

     Pro Forma Earnings Per Share

     The Company has disclosed a pro forma earnings per share in the Statements of Operations. This has been calculated as net income for the year ending January 31, 1996 divided by the weighted average number of shares outstanding after the Conversion (5,610,738).

     Employee Stock Ownership Plan

     The Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) No. 93-6 "Employers' Accounting for Employee Stock Ownership Plans," as of February 1, 1993. The cumulative effect of this change in accounting for compensation expense related to the ESOP as calculated under the transition rules of the SOP, for years prior to the year ending January 31, 1994, was $8,526,000 as reflected in the Statement of Operations for the year ended January 31, 1994. This amount represents the cost

                           MARKS BROS. JEWELERS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of shares allocated prior to February 1, 1993 in excess of expense recognized under the Company's historical method.

     Effective February 1, 1993, the Company recognizes compensation expense related to the ESOP based on the estimated fair value of the shares committed to be released to the ESOP participants' accounts for the year then ending with the difference between fair value and original cost of the ESOP shares recorded as a reduction of additional paid-in-capital.

     Store Preopening Expense

     Expenses associated with the opening of new store locations are expensed in the period such costs are incurred.

     Lease Expense

     The Company leases office facilities and all retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. Minimum lease expense under these agreements is recognized on a straight-line basis over the terms of the respective leases.

     Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These costs are expensed in the period incurred.

     Stock Based Compensation

     The Company accounts for stock based compensation under the basis of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and will continue to do so in the future. However, the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" will be adopted during the first quarter of the year ending January 31, 1997.

     Cash and Cash Equivalents

     For the purpose of the statements of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

3. FINANCING ARRANGEMENTS

     Revolver Loan

     The Revolver Credit Facility is available through May 31, 1997 up to a maximum of $15,000,000, of which $13,974,000 is available for general corporate purposes and is limited by a borrowing base computed based on the value of the Company's inventory and layaway receivables. The remaining $1,026,000 is available for certain specific purposes as defined in the agreement. Each year, between December 10 and February 28, the Revolver Loan balance must be paid down for 30 consecutive days to a scheduled limit, (the Clean Down Limit), as defined in the Credit Agreement. The Company met the clean down requirement of $7,000,000 during the 30-day period commencing on December 10, 1995. A commitment fee of 0.5% per annum on the unused portion of the commitment is payable quarterly.

     Interest expense on revolver borrowings, payable quarterly, was $361,000, $488,000, and $701,000 with weighted average interest rates of 7.8%, 9.1% and 10.6%, in the years ending January 31, 1994, 1995 and 1996, respectively.

     Term Loan

     Interest expense on Term Loan borrowings, payable quarterly, before considering the interest hedge agreements described below, was $2,987,000, $3,279,000 and $3,485,000, with weighted average interest rates of approximately 7.8%, 9.1% and 10.6% in the years ending January 31, 1994, 1995 and 1996, respectively.

                           MARKS BROS. JEWELERS, INC.

3. FINANCING ARRANGEMENTS (CONTINUED)

     Senior Accreting Notes

     The Company may elect to add the quarterly interest accruals to the principal of the Senior Accreting Notes in lieu of making cash interest payments. Principal payment of the Senior Accreting Notes in the amount of $1,908,000 is due on September 15, 1996. The payment due on September 15, 1996 must be paid with the proceeds of Externally Raised Capital (as defined in the Credit Agreement), unless the Company has, by that date, used $10,000,000 of Externally Raised Capital to prepay the Senior Accreting Notes. The balance of the principal along with any accreted interest is due on May 31, 1997. Subject to the Company's ability to refinance the entire amount of senior debt or to obtain Externally Raised Capital, the amount due under the Senior Accreting Notes could be reduced by up to $564,000.

     Mandatory repayments of the Senior Accreting Notes will be required as a result of the sale of assets outside of the ordinary course of business or from Externally Raised Capital. On April 30 and December 15 of each year, mandatory prepayments are required out of excess cash flow, if any, as defined in the Credit Agreement. No repayments were required as of January 31, 1994, 1995 and 1996.

     Interest expense on the Senior Accreting Notes, which was added to the existing principal balance during the years ending January 31, 1994, 1995 and 1996, was $2,985,000, $3,860,000 and $4,994,000, respectively, with a weighted average interest rate of approximately 7.8%, 9.1% and 11.0%, respectively.

     Interest on the Revolver Loan, Term Loan and Senior Accreting Notes are payable at a base rate (the higher of Citibank's publicly announced base rate or certificate of deposit rate) plus 1.75%. The base rate at January 31, 1994, 1995 and 1996 was 6.0%, 8.5% and 8.5%, respectively.

     Zero Coupon Notes

     As part of the compensation to the Bank Group for the refinancing of the Company's debt, the Company issued $6,000,000 of Zero Coupon Notes due May 31, 1997. The balance sheets as of January 31, 1995 and 1996, reflect the net carrying value of the Notes of $5,413,000 and $5,847,000, respectively. The original issue discount of $1,707,000 is being amortized as interest expense recognizing a 7.8% yield to maturity on June 1, 1996. Interest will begin accruing on the $6,000,000 principal on June 1, 1996, at base rate plus 1.75%. Interest expense on the note was $372,000, $402,000 and $434,000 during fiscal 1994, 1995 and 1996, respectively.

     The Company may, at its option, redeem the Zero Coupon Notes at redemption prices determined based on the amount and timing of repayments or refinancing of the Company's other obligations to the Bank Group. In the event the Zero Coupon Notes have not been redeemed in cash or canceled prior to May 31, 1997, or if there has been an event of default, as defined by the Revolving Credit and Term Loan Agreement, then the Bank Group may elect to accelerate the maturity of the Notes or exchange the Notes for 20% of the fully diluted Common equity of the Company by converting their Notes into shares of the Company's Class D common stock.

     Subordinated Debt

     In the year ending January 31, 1990, the Company assumed a $10,000,000 subordinated note. The holder of the subordinated note received warrants that entitled the holder to purchase 177,887 shares of Common Stock reserved for issuance at a price of $.001 per share. The warrants can be exercised at the option of the holder until their expiration on November 6, 1999. The subordinated debt is reduced by the unamortized discount related to these warrants.

     Subsequent to the refinancing of the Company's debt, all principal and interest payments of the subordinated debt will be due on May 31, 2002. The interest rate on the debt is 12.5%. If, prior to May 31, 1997, the Company is sold in a public or private offering at or above a defined price per share, then a fee equivalent to 1.3% per annum of the subordinated debt from February 1, 1993 to the date of the sale of the

                           MARKS BROS. JEWELERS, INC.

3. FINANCING ARRANGEMENTS (CONTINUED)

Company will be added to the subordinated debt. In addition, the interest rate on the debt will be increased, under certain circumstances, to 13.75% as of the date of the sale.

     The holder of the subordinated note also provided a facility with up to $3.5 million of additional subordinated debt available to the Company on substantially the same terms as the subordinated note. As of January 31, 1996, the Company has borrowed $600,000 under this credit facility. Interest accrues on any outstanding principal amount at the rate of 13.75%. The obligation to make term loans to the Company under the agreement terminates on the earliest of December 31, 1996 or the occurrence of certain events as set forth in the agreement. Borrowings under this subordinated debt facility may be used to repay the long-term obligations due on September 15, 1996 under the Credit Agreement as Externally Raised Capital.

     Interest payments on the subordinated debt are deferred by adding the interest to the outstanding principal balance. Interest expense on the subordinated debt was $2,110,000, $2,423,000 and $2,743,000 in the years ending January 31, 1994, 1995 and 1996, respectively.

     The owner of the subordinated debt also owns 134,351 shares of Common Stock and 2,362 shares of Class C Common Stock.

     The Company and the owner of the subordinated debt reached an agreement whereby the Company has the option to repurchase all notes, including all interest thereon, at any time before May 1, 1996 at the face value of $10,600,000. If the repurchase is made after May 1, 1996 and before May 31, 1997, the repurchase price is $10,600,000 plus an interest charge of 12.5% (per annum). In consideration for this discount the Company has relinquished its ability to borrow under the above credit facility.

     Interest Rate Caps

     During fiscal 1994, the Company entered into certain interest rate cap agreements with various banks to cap the cost of a portion of its floating rate debt. In exchange for $600,000 paid to the banks, the maximum interest rate on approximately $40,800,000 of the Company's debt shall not exceed 9.75% through December 31, 1996. To the extent the variable interest rate exceeds 9.75% on this amount of debt, the banks will remit the difference to the Company quarterly.

     Interest income recognized on these agreements was approximately $31,000 and $343,000 in the years ending January 31, 1995 and 1996. There was no interest income recognized in the year ending January 31, 1994.

     Maturities of Credit Agreement Obligations

     Future payments under the Credit Agreement, excluding the Revolver Loan, for amounts in current and non-current liabilities in the balance sheet as of January 31, 1996, are as follows:

                                                                        SENIOR
                                            SUBORDINATED     TERM      ACCRETING     ZERO
                                                DEBT         LOAN        NOTES      COUPON     TOTAL
                                            ------------    -------    ---------    ------    --------
                                                                  (IN THOUSANDS)
    September 15, 1996...................     $ --          $   738     $  1,908    $ --      $  2,646
    January 31, 1997.....................       --            7,200       --          --         7,200
    May 31, 1997.........................       --           18,662       47,819     5,847      72,328
    May 31, 2002.........................       23,598                                          23,598
                                            ------------    -------    ---------    ------    --------
         Total...........................     $ 23,598      $26,600     $ 49,727    $5,847    $105,772
                                             =========      =======      =======    ======    ========

     The $738,000 and $1,908,000 amounts due on September 15, 1996, must be paid with the proceeds of Externally Raised Capital.

     Under the Credit Agreement, the Bank Group has a collateral interest in all cash and cash equivalents, accounts receivable, inventories, certain property and equipment, and the ESOP loan. The Credit Agreement

                           MARKS BROS. JEWELERS, INC.

3. FINANCING ARRANGEMENTS (CONTINUED)

contains certain restrictions on capital expenditures, payment of dividends and assumption of additional debt and requires the Company to maintain specified minimum levels of certain financial measures, including interest coverage ratio, fixed charge ratio and certain balance sheet measures. The Credit Agreement also provides that a material adverse change in the operations of the Company constitutes an event of default.

     The September 15, 1996 maturities must be paid with the proceeds of Externally Raised Capital. The Company must either refinance the debt, and/or recapitalize the Company, to meet its scheduled debt repayment, although there is no assurance that it can do so. The Company's current refinancing plans and equity offering are discussed in the Subsequent Events note.

4. COMMON STOCK

     Following are the number of shares authorized, issued and outstanding for each of the Company's classes of common stock as of January 31:

                                                                                            ISSUED AND
                                              AUTHORIZED       ISSUED        TREASURY       OUTSTANDING
                                              ----------      ---------      ---------      -----------
Common stock (par value $.001):
  January 31, 1994.........................    8,855,210      3,450,415      1,396,785       2,053,629
                                                 -------        -------         ------          ------
  January 31, 1995.........................    8,855,210      3,450,415      1,396,785       2,053,629
  Issuance of stock awards.................       --            506,164         --             506,164
                                                 -------        -------         ------          ------
  January 31, 1996.........................    8,855,210      3,956,578      1,396,785       2,559,793
                                                 =======        =======         ======          ======
Class B (par value $1.00):
  January 31, 1994.........................       29,567         29,567          3,218          26,349
  Repurchase of ESOP shares................       --             --                120            (120)
                                                 -------        -------         ------          ------
  January 31, 1995.........................       29,567         29,567          3,338          26,229
                                                 -------        -------         ------          ------
  Repurchase of ESOP shares................       --             --                203            (203)
                                                 -------        -------         ------          ------
  January 31, 1996.........................       29,567         29,567          3,541          26,026
                                                 =======        =======         ======          ======
Class C (par value $.001):
  January 31, 1994.........................       39,371         39,370         --              39,370
                                                 =======        =======         ======          ======
  January 31, 1995.........................       39,371         39,370         --              39,370
                                                 =======        =======         ======          ======
  January 31, 1996.........................       39,371         39,370         --              39,370
                                                 =======        =======         ======          ======
Class D (par value $.001):
  January 31, 1994.........................       60,000         --             --              --
                                                 =======        =======         ======          ======
  January 31, 1995.........................       60,000         --             --              --
                                                 =======        =======         ======          ======
  January 31, 1996.........................       60,000         --             --              --
                                                 =======        =======         ======          ======

     Each share of Class B Common Stock has a cumulative dividend preference of $130 per share for an eight year period that began on March 4, 1988. As of January 31, 1996 and 1995, dividends in arrears on Class B Common Stock total $17,124,000 and $13,740,000 respectively, none of which had been declared or accrued as of that date. Class B shares have a liquidation preference for any unpaid cumulative dividends. The cumulative dividend provisions of the Class B Common Stock provide that as of any date, the maximum aggregate unpaid cumulative dividends payable by the Company on Class B Common Stock will not exceed the then outstanding principal balance of the ESOP loans.

     Class C Common Stock is convertible on a one for one basis at the option of the shareholder into shares of Common Stock. Class C shares have a liquidation preference, after payment of the Class B cumulative dividend preference, in the amount of $254 per share plus any dividends declared but unpaid on the Class C

                           MARKS BROS. JEWELERS, INC.

4. COMMON STOCK (CONTINUED)

shares. As of January 31, 1995 and 1996, the total liquidation preference on Class C shares is approximately $10,000,000.

     The Company has authorized 60,000 shares of Class D Common Stock, none of which has been issued. Each share is entitled to one vote and is convertible into an equivalent number of shares of Common Stock at the option of the holder.

     Each share of Common Stock and Class B Common Stock is entitled to one vote, each share of Class C Common Stock is entitled to the number of votes equal to the number of shares of Common Stock into which it is convertible.

5. EMPLOYEE STOCK OWNERSHIP PLAN

     In 1988, the Company established an Employee Stock Ownership Plan, which is a noncontributory plan established to acquire shares of the Company's Class B Common Stock for the benefit, effectively, of all employees. In 1988, the ESOP borrowed $70,000,000 from the Company on substantially the same terms as the Company's borrowings of the same amount from the Bank Group. The ESOP purchased 27,000 shares of Class B Common Stock from existing stockholders for $70,000,000.

     The Company is required to make contributions to the ESOP up to the maximum permitted by Internal Revenue Service regulation as determined based on eligible participants' salaries. This contribution is an integral factor in the calculation of shares committed to be released each period by the ESOP. The ESOP is required to make mandatory repayments of its debt to the Company from the proceeds of any permitted additional amounts the ESOP receives from the Company as contributions or dividend payments.

     During the years ending January 31, 1994, 1995 and 1996, the Company recognized $511,000, $547,000 and $590,000, respectively, in compensation expense based on the estimated fair value of shares committed to be released for the year then ending. The excess of the cost of the ESOP shares allocated to participants over estimated fair value of $3,952,000, $4,116,000 and $4,310,000, during the years ending January 31, 1994, 1995 and 1996, respectively, has been recorded as a reduction of additional paid-in capital. As of January 31, 1996, 16,791 shares have been released to the ESOP participants, 1,890 are committed to be released, and 8,319 shares are held in suspense for the benefit of the ESOP participants. The estimated fair value of the unearned ESOP shares, as of January 31, 1996, was approximately $2,596,000. The number of shares allocated to each participant is based on the participant's compensation in relation to that of all participants.

     In the event of death, disability or retirement, a participant (or beneficiary) in the ESOP may receive his account balance as soon as practicable. If the participant terminates employment with the Company for any other reason, he may choose to receive his account after the last day of the fifth year following his termination date. Shares of Class B Common Stock distributed from the ESOP to participants may be offered to the Company at the then fair market value. However, substantially all shares allocated to terminated participants' accounts cannot be distributed until the term loan has been fully repaid. During the years ending January 31, 1995 and 1996, the Company repurchased shares from the ESOP participants at a total purchase price of approximately $37,000 and $63,000, respectively.

                           MARKS BROS. JEWELERS, INC.

6. INCOME TAXES

     The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of the years ending January 31:

                                                                1995                     1996
                                                        ---------------------    --------------------
                                                        TEMPORARY      TAX       TEMPORARY      TAX
                                                        DIFFERENCE    EFFECT     DIFFERENCE   EFFECT
                                                        ---------    --------    ---------    -------
                                                                       (IN THOUSANDS)
Merchandise inventories..............................   $     544    $    201     $   809     $   299
Property and equipment, net..........................         374         138         410         152
Accrued rent.........................................       1,125         416       1,173         434
Long term debt.......................................      18,436       6,821      19,384       7,172
Other................................................       2,498         924       1,996         739
Net operating loss carryforwards.....................      17,700       6,549      17,883       6,617
AMT credit carryforward..............................         552         552         552         552
                                                        ---------    --------    ---------    -------
                                                           41,229      15,601      42,207      15,965
Valuation allowance..................................     (39,883)    (15,104)      --          --
                                                        ---------    --------    ---------    -------
     Total deferred tax asset........................       1,346         497      42,207      15,965
                                                        ---------    --------    ---------    -------
Layaway receivable...................................       1,346         497         597         221
Other liability......................................      --           --            142          53
                                                        ---------    --------    ---------    -------
     Total deferred tax liability....................      (1,346)       (497)       (739)       (274)
                                                        ---------    --------    ---------    -------
     Net deferred tax asset/liability................   $  --        $  --        $41,468     $15,691
                                                         ========    ========    ========     =======

     The net current and non-current components of deferred income taxes recognized in the balance sheet at January 31, 1996 are as follows (in thousands):

    Net current assets.........................................................   $   817
    Net non-current assets.....................................................    14,874
                                                                                  -------
                                                                                  $15,691
                                                                                  =======

     Net operating loss carryforwards of $17,700,000 and $17,883,000 in the years ending January 31, 1995 and 1996, respectively, begin expiring in 2006.
Section 382 of the Internal Revenue Code of 1986 limits the use of net operating losses and net operating loss carryforwards following an ownership change. The restrictions under Section 382, if applicable, would impose an annual limitation on the use of the net operating loss carryforwards in any taxable year ending after the ownership change.

     Effective January 31, 1996, the Company has reversed its valuation allowance and recognized a net deferred tax asset of $15,691,000. Realization of the asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforward and other deferred tax costs. Although realization is not assured, the Company believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carryforward period are reduced.

                           MARKS BROS. JEWELERS, INC.

6. INCOME TAXES (CONTINUED)

     The income tax expense (benefit) for the years ending January 31, consists of the following:

                                                                     1994    1995      1996
                                                                     ----    ----    --------
                                                                          (IN THOUSANDS)
    Current expense................................................  --      --         --
    Deferred tax benefit...........................................  --      --     $(14,924)
                                                                    ---     ---     --------

    Total income tax expense (benefit).............................
                                                                     --      --     $(14,924)
                                                                    ===     ===     ========


     Of the $15,691,000 income tax benefit recognized in the year ending January 31, 1996, approximately $14,924,000 has been credited to the income statement as an income tax benefit. The remaining $767,000 has been credited to additional paid in capital, as it relates to the tax effect of the difference between the average fair market value and the cost of the released shares.

     The provision for income taxes on income differs from the statutory tax expense computed by applying the federal corporate tax rate of 34% as follows:

                                                                1994      1995        1996
                                                                -----    -------    --------
    Taxes (benefit) computed at statutory rate...............   $(400)   $   194    $    696
    Deferred tax asset valuation allowance...................     400        860     (15,104)
    ESOP tax benefit.........................................    --       (1,083)       (602)
    Deferred state tax expense...............................    --           18          47
    Other....................................................    --           11          39
                                                                -----    -------    --------

                                                                $--      $ --       $(14,924)
                                                                =====    =======    ========


7. INVENTORY

     As of January 31, merchandise inventories consist of:

                                                                          1995       1996
                                                                         -------    -------
                                                                           (IN THOUSANDS)
    Raw materials.....................................................   $ 2,572    $ 2,944
    Finished goods inventory..........................................    43,482     52,457
                                                                         -------    -------
                                                                         $46,054    $55,401
                                                                         =======    =======

     Raw materials primarily consist of diamonds, precious gems, semi-precious gems and gold. There was no work-in-progress at January 31, 1995 and 1996. Included within finished goods inventory are allowances for inventory shrink, scrap, and miscellaneous costs of $1,564,000 and $1,263,000 for the years ending January 31, 1995 and 1996, respectively. As of January 31, 1995 and 1996, consignment inventories held by the Company that are not included in its balance sheets are $14,219,000 and $15,940,000, respectively.

                           MARKS BROS. JEWELERS, INC.

8. PROPERTY AND EQUIPMENT

     Property and equipment includes the following as of January 31:

                                                                          1995       1996
                                                                         -------    -------
                                                                           (IN THOUSANDS)
    Furniture and fixtures............................................   $21,462    $23,261
    Leasehold improvements............................................     8,435      9,894
                                                                         -------    -------
    Property and equipment............................................    29,897     33,155
    Less: Accumulated depreciation and amortization...................    18,029     20,303
                                                                         -------    -------
    Property and equipment, net.......................................   $11,868    $12,852
                                                                         =======    =======

9. COMMITMENTS

     The Company leases office facilities and all retail stores, generally under noncancelable agreements for periods ranging from 7 to 13 years. Most leases require the payment of taxes, insurance and maintenance costs.

     Future minimum rentals under noncancelable operating leases as of January 31, 1996 are as follows:

                                  YEAR ENDING
                                   JANUARY 31                                     AMOUNT
    -----------------------------------------------------------------------   --------------
                                                                              (IN THOUSANDS)
    1997...................................................................      $  7,174
    1998...................................................................         6,848
    1999...................................................................         6,232
    2000...................................................................         5,392
    Thereafter.............................................................        19,501
                                                                              -----------
    .......................................................................      $ 45,147
                                                                              ===========

     Total rental expense for all operating leases is as follows, for the years ending January 31:

                                                                    1994      1995      1996
                                                                   ------    ------    ------
                                                                         (IN THOUSANDS)
    Rental expense:
      Minimum...................................................   $6,400    $6,951    $8,044
      Rentals based on sales....................................      579       760     1,135
                                                                   ------    ------    ------
                                                                   $6,979    $7,711    $9,179
                                                                   ======    ======    ======

10. DISCONTINUED OPERATIONS AND RELATED PARTY TRANSACTIONS

     On January 31, 1992, the Company entered into an agreement with MBM Company, Inc., an entity affiliated with two of the Company's directors at that time, to oversee the winding up and liquidation of the Company's Direct Marketing Division.

     During fiscal 1994, the Company received additional proceeds related to the sale of MBM Company, Inc. of approximately $2,910,000, of which $2,700,000 was recorded as a gain on disposal of discontinued operations in the prior fiscal year. The Company purchased $34,000, $161,000 and $80,000 of inventory from MBM during the years ending January 31, 1994, 1995 and 1996, respectively.

     Certain members of senior management are active investors in a business that operates retail snack food stores. This related entity reimburses the Company a set amount each month for certain incidental expenses

                           MARKS BROS. JEWELERS, INC.

10. DISCONTINUED OPERATIONS AND RELATED PARTY TRANSACTIONS (CONTINUED)

including postage, delivery, telephone, and other administrative expenses. Such amounts were approximately $2,000, $4,000 and $4,000 during the years ending January 31, 1994, 1995 and 1996, respectively.

11. LONG-TERM LIABILITIES

     Included in long-term liabilities at January 31, 1995 and 1996 are $1,080,000 and $1,002,000, respectively, of deferred lease costs.

12. STOCK PLANS

     On September 8, 1993, the Company authorized an Incentive Stock Compensation Award (Plan) for certain members of the Company's management ("Management"). The Award, if completely earned, would result in the issuance of the equivalent of up to 1,141,684 shares of the Company's Common Stock. The number of shares issued to Management is governed by the fully diluted market value of the Company's shares. Under the Plan, awards occur if the Company publicly offers its shares, is liquidated, or is sold, among other things. Concurrent with the adoption the Incentive Stock Compensation Award, the Company terminated the Incentive Stock Compensation Plan which was originally effective on November 6, 1989. No expense has been recorded in connection with either Plan as no shares were issued. The 1993 plan was terminated on September 28, 1995.

     On September 28, 1995, the Company authorized 693,098 Incentive Stock Options to be granted to certain members of the Company's management. Options for 688,228 were issued at exercise prices ranging from $0.90 to $0.99 per share. These prices are greater than or equal to the fair market value at the date of grant, as determined by an independent third party valuation. The options allow the holders to purchase common stock within a period ranging from five years to five years and eight months, at a fixed price. No expense was recorded in connection with these options.

     On September 28, 1995, the Company granted 506,148 shares of Restricted Stock to certain members of the Company's management. During 1995, the Company recognized $461,000 in compensation expense relating to the issuance of these shares. This amount represents the fair market value of the shares at the grant date, as determined by an independent third party valuation.

     Both the Incentive Stock Option plan and the Restricted Stock plan include vesting requirements related to the participants' termination of employment with the Company. Options and shares granted under the plans are subject to forfeiture based on, among other things, the nature and timing of the termination of employment. In particular, forfeitures may result if employment is terminated prior to certain Triggering Events. Triggering Events are defined in the respective plan agreements.

     The Company has employed an independent third party to value the Incentive Stock Options using the Black-Scholes pricing formula. The risk free interest rate used was 6.1%, and the present value of the underlying asset was $0.90 per share, being the fair market value of the stock at the date of the grant. The volatility of a stock is a measure of the uncertainty of the returns provided by the stock. As a general rule, the higher the stock price volatility, the greater the value of the options to purchase the underlying stock. Volatility is measured by computing the standard deviation of the annualized continuously compounded rate of return of the stock. In the case of the Company, which does not have publicly traded common stock, it was not possible to compute stock price volatility based on historic rates. Instead, it was necessary to examine the volatility of historic returns of comparable publicly traded companies. Historic returns were used as an approximation for expected returns. The volatility calculations for the comparable publicly traded companies were then adjusted to arrive at a volatility figure for the Company. These modifications included adjustments for company specific characteristics such as financial leverage, operating leverage, the overall size of the business, working capital, and other financial and qualitative characteristics.

                           MARKS BROS. JEWELERS, INC.

12. STOCK PLANS (CONTINUED)
     Changes in options under the Plan during the year ended January 31, 1996, the first year such options were granted, were as follows:

                                                         NUMBER OF    WEIGHTED AVERAGE EXERCISE
                                                          OPTIONS         PRICE OF OPTIONS
                                                         ---------    -------------------------
        Options outstanding at January 31, 1995.......          --                  --
        Options outstanding at January 31, 1996.......     680,470             $  0.94
        Options exercisable at January 31, 1996.......     680,470             $  0.94
        Options granted during the current year.......     688,228             $  0.94
        Options exercised during the current year.....          --                  --
        Options forfeited during the current year.....       7,758             $  0.90
        Options expired during the current year.......          --                  --

     Note: For the options outstanding at January 31, 1996, the exercise prices range from $0.90 to $0.99. The weighted-average remaining contractual life of these options at January 31, 1996 is 5 years.

     The following compares the weighted average fair value of options at their grant date with the weighted average exercise price of these options. The options are classified between those which were issued at an exercise price equal to the market price and those for which the exercise price was greater than the market price. There were no options issued at an exercise price lower than the market price. There were no options outstanding prior to February 1, 1995.

                                                   WEIGHTED-AVERAGE         WEIGHTED-AVERAGE
                                                     FAIR-VALUE OF          EXERCISE PRICE OF       GRANT
                                                 OPTIONS AT GRANT DATE    OPTIONS AT GRANT DATE     DATE
                                                 ---------------------    ---------------------    -------
Exercise price = market price at grant date...           $0.64                    $0.90            9/28/95

Exercise price > market price at grant date.....         $0.60                    $0.99            9/28/95

13. EMPLOYMENT AGREEMENTS

     On September 8, 1993, the Company entered into amended employment agreements with certain members of senior management. The employment agreements as amended provide for, among other things, a term of employment through January 31, 1996 with automatic one year renewals, salary, bonus plan and other benefits and an Incentive Stock Compensation Plan.

14. SUBSEQUENT EVENTS

     The Company completed an initial public offering (the "Offering") on May 7, 1996. The Company issued 3,269,500 shares of Common Stock giving effect to the stock split described below. In connection with the Offering, all of the outstanding shares of Class C Common Stock were converted into an equal number of shares of Common Stock on a share for share basis. In addition, the outstanding warrants for 177,887 shares of Common Stock were exercised.

     Simultaneous with the completion of the Offering, the Company completed a recapitalization (the "Recapitalization"). The Recapitalization consisted of:

           (i) a $44 million secured revolving credit facility, consisting of a $29 million revolving line of credit and a $15 million term loan;

                           MARKS BROS. JEWELERS, INC.

14. SUBSEQUENT EVENTS (CONTINUED)

           (ii) approximately $20 million of senior subordinated notes due 2004; and

          (iii) the sale of $15 million of gold in its inventory to a financial institution and consignment of such gold to the Company under the terms of a Consignment Agreement. The facility has an availability of up to $16 million.

     The Company used the proceeds of the Offering together with the funds generated by the Recapitalization, including the Gold Consignment, to repay all of the Company's bank indebtedness and subordinated debt outstanding as of January 31, 1996, and for general corporate purposes. The repayment utilized a debt discount of approximately $17.4 million based on the January 31, 1996 balances of outstanding debt.

     The $17.4 million of debt discount consists of the following:

        (i) $0.6 million on the Senior Accreting Notes, which expires on May 31, 1996;

        (ii) $3.8 million on the Zero Coupon Note, which expires on May 31, 1996; and

          (iii) $13 million on the Senior Subordinated debt.

     Pursuant to an agreement with the Marks Bros. Inc. Employee Stock Ownership Trust, the Company restructured its Employee Stock Ownership Plan ("ESOP") simultaneous with the completion of the Offering and the Recapitalization. The Company canceled the remaining unamortized portion of the ESOP debt owed to the Company. In the settlement of the debt, the trustee transferred to the Company 8,319 shares of Class B Common Stock that were being held in suspense by the ESOP. The Company transferred to the ESOP 220,282 shares of Common Stock in exchange for the ESOP's cancellation of the accumulated dividend preference and other preferences associated with the shares of Class B Common Stock. The ESOP exchanged the 17,607 of allocated Class B shares for 623,619 shares of Common Stock of the Company. Approximately 100 shares of Class B Common Stock, currently held by former employees, remain outstanding. All shares of Class B Common Stock transferred to the Company and the shares held in treasury were subsequently canceled. The restructuring will result in an elimination of the deferred ESOP compensation equity account, and eliminate the future annual allocation of shares and the related compensation expense in the Company income statement in years subsequent to January 31, 1996. It is expected that no compensation expense will be recognized in the year ending January 31, 1997 as a result of this transaction.

     The financial statements have been revised to give effect to a stock split of the shares of Common Stock of approximately 35.4-for-1. The shares of Class B Common Stock have not been affected by the split.

     The Company has adopted a new Long-Term Equity Incentive Plan. Options granted under this plan will have a term of not more than ten years and an exercise price not less than the market price at the date of grant.

     Concurrent with the Offering, the Company: (i) eliminated the 60,000 shares of Class D Common Stock authorized and unissued at January 31, 1996; and (ii) converted into 1,394,521 shares of Common Stock the 39,370 shares of Class C Common Stock authorized, issued and outstanding at January 31, 1996.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses in connection with the offering described in this Registration Statement. All such amounts (other than the Commission registration fee) are estimated.


                                                                                                   AMOUNT
                                                                                                   ------

Commission registration fee                                                                    $  7,675.00
Printing and engraving expenses                                                                  10,000.00
Legal fees and expenses                                                                          30,000.00
Accounting fees and expenses                                                                     20,000.00
Blue Sky fees and expenses (including legal fees and expenses)                                    5,000.00
Exchange Agent fees and expenses                                                                 10,000.00
Miscellaneous                                                                                     5,000.00
                                                                                               -----------
         Total                                                                                 $ 87,675.00
                                                                                               ===========

- -------------



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Delaware General Corporation Law and the Company's Charter and By-Laws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's Charter and By-Laws filed as Exhibits 3.1 and 3.2 hereto, respectively.

         The Placement Agreement provides that the placement agent is obligated to indemnify directors, officers and controlling persons of the Company against liabilities under the Securities Act relating to misstatements or omissions with respect to information relating to the placement agent provided by the placement agent for use in the offering memorandum relating to the offering of Old Notes.

         The Underwriting Agreement, dated May 1, 1996, among the Company, the Underwriters named therein and the Selling Stockholders named therein, provides that the Underwriters are obligated, under certain circumstances to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act.

         The Company has purchased directors and officers liability insurance which provides coverage against certain liabilities, including liabilities under the Securities Act.

         Rodney L. Goldstein, Daniel H. Blumenthal and Samuel B. Guren are each covered by agreements with Frontenac Venture V Limited Partnership, Bank of America Illinois and William Blair Venture Partners III, respectively, which provide indemnification for such persons against certain liabilities that may arise by reason of their status as a director of certain entities, including the Company.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

         On May 7, 1996, the Company issued and sold (a) $12,000,000 aggregate principal amount of Series A Senior Subordinated Notes Due 2004 (herein referred to as the Series A Notes) at an aggregate purchase price of 100% of the principal amount thereof and (b) $8,000,000 aggregate principal amount of Series B Senior Subordinated Notes Due 2004 (herein referred to as the Series B Notes) at an aggregate purchase price of 100% of the principal amount thereof. Such sales were made to "accredited investors" as defined in Regulation D promulgated under the Securities Act and were made in reliance upon an exemption from registration as an exempt private placement under Section 4(2) of the Securities Act. No underwriters were involved in such transactions. William Blair & Company, L.L.C. acted as placement agent in connection with sales of Series A Notes and received a fee in the amount of $434,000.

         In connection with the restructuring of the Company's ESOP, on May 7, 1996 shares of Common Stock of the Company were exchanged for outstanding shares of Class B Common Stock of the Company. See "The Recapitalization -- ESOP Restructuring." Such transactions were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder and the exemption provided under
Section 3(a)(9) of the Securities Act for exchanges of securities of the same issuer. On April 10, 1996, the four executive officers of the Company exercised options to acquire shares of Common Stock from the Company for $123,453 in cash. Such sales were made pursuant to the exemptions under such
Section 4(2) and Rule 701 promulgated under the Securities Act. No underwriters were involved in any of the transactions discussed in this paragraph.

         On May 7, 1996, Frontenac Diversified III Limited Partnership exercised a warrant to purchase 177,887 shares of Common Stock for an aggregate exercise price of $1,779 in cash. Such sale was made in reliance upon an exemption from the registration provision of the Securities Act set forth in
Section 4(2) thereof relative to sales by an issuer not involving any public offering, or the rules and regulations thereunder. No underwriters were involved in such transaction.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)  Exhibits:


EXHIBIT NO.                                        DESCRIPTION
- -----------                                        -----------

  3.1     --      Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the
                  Company's Registration Statement on Form S-1 (Commission File No. 333-1794) (the "Common Stock Registration
                  Statement"))

  3.2     --      Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Common Stock Registration
                  Statement)

  4.1     --      Stockholders Rights Plan

  4.2     --      Certificate of Designations of Series A Junior Participating Preferred Stock  (incorporated by reference to
                  Exhibit 4.2 of the Common Stock Registration Statement)

 *4.3     --      Indenture governing the Notes dated as of April 15, 1996 between the Company and Norwest Bank Minnesota, National
                  Association, as Trustee

  4.4     --      Form of First Supplemental Indenture to the Indenture

 *4.5     --      Form of Series A Notes (included in Exhibit 4.3 to this Registration Statement)

 *4.6     --      Form of Series B Notes (included in Exhibit 4.3 to this Registration Statement)

 *4.7     --      Form of Series C Notes (included in Exhibit 4.3 to this Registration Statement)

 *4.8     --      Form of Series D Notes (included in Exhibit 4.3 to this Registration Statement)

  5.1     --      Opinion of Sidley & Austin

 10.1     --      Second Amended and Restated Registration Agreement

 10.2     --      Letter Agreements re: Incentive Stock Option dated September 28, 1995 between the Company and each of Hugh M.
                  Patinkin, John R. Desjardins and Matthew M. Patinkin, respectively; Letter Agreement re: Incentive Stock Option dated October 5, 1995 between the Company and John J. Guarnaccia (incorporated by reference to Exhibit 10.2 of the Common Stock Registration Statement)

 10.3     --      Letter Agreements re: Restricted Stock Awards dated September 28, 1995 between the Company and each of Hugh M.
                  Patinkin, John R. Desjardins and Matthew M. Patinkin, respectively (incorporated by reference to Exhibit 10.3 of the Common Stock Registration Statement)

 10.4     --      Letter Agreements re: Incentive Compensation dated September 28, 1995 between the Company and each of Hugh M.
                  Patinkin, John R. Desjardins and Matthew M. Patinkin, respectively (incorporated by reference to Exhibit 10.4 of the Common Stock Registration Statement)

 10.5     --      Form of the Company's 1995 Executive Incentive Stock Option Plan (incorporated by reference to Exhibit 10.5 of the Common Stock Registration Statement)

 10.6     --      Letter Agreement re: Incentive Stock Option between the Company and Lynn D. Eisenheim (incorporated by reference to Exhibit 10.6 of the Common Stock Registration Statement)


  10.7    --      Form of the Company's 1996 Long-Term Incentive Plan

++10.8    --      Amended and Restated Private Label Revolving Credit Plan
                  Agreement, dated May 31, 1996, between the Company and Bank
                  One, Dayton NA

  10.9    --      Lease dated May 14, 1992 between the Company and New York Life
                  Insurance Company relating to the Company's corporate
                  headquarters (incorporated by reference to Exhibit 10.9 of the
                  Common Stock Registration Statement)

*10.10    --      Revolving Credit, Term Loan and Gold Consignment Agreement,
                  dated as of May 3, 1996, among the Company, the Banks (as
                  defined therein), The First National Bank of Boston and Rhode
                  Island Hospital Trust National Bank, as Agents for the Banks,
                  governing the Bank Facility and the Gold Consignment Facility

*10.11    --      Executive Severance Agreements, each dated May 7, 1996,
                  between the Company and each of Hugh M. Patinkin, John R.
                  Desjardins, Matthew M. Patinkin and Lynn D. Eisenheim,
                  respectively

*10.12    --      ESOP Restructuring Agreement, dated as of March 29, 1996,
                  between the Company and the Marks Bros. Jewelers, Inc.
                  Employee Stock Ownership Trust

 12.1     --      Computation of ratio of earnings to fixed charges

 23.1     --      Consent of Coopers & Lybrand L.L.P.

 23.2     --      Consent of Sidley & Austin (included in Exhibit 5.1)

 24.1     --      Powers of Attorney (certain powers of attorney were included in the signature page of this Registration Statement)

 25.1     --      Statement of Eligibility of Trustee on Form T-1 of Norwest
                  Bank Minnesota, National Association

 99.1     --      Letter of Transmittal

 99.2     --      Notice of Guaranteed Delivery

 99.3     --      Letter from Registered Holders to Clients

 99.4     --      Letters to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees


______________________________________________________________

* Previously filed



++ Confidential material appearing in this exhibit was omitted and filed separately with the Securities and Exchange Commission on August 1, 1996 in accordance with Rule 406 promulgated under the Securities Act of 1933, as amended, ("Rule 406").

         (b)  FINANCIAL STATEMENT SCHEDULES:

         Report of Independent Public Accountants

         Schedule II -- Valuation and Qualifying Accounts

         All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on July 31, 1996.



                              MARKS BROS. JEWELERS, INC.

                              By:    /s/ John R. Desjardins
                                 -----------------------------------------------
                                            John R. Desjardins
                                            Executive Vice President,
                                            Finance and Administration






        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendement to registration statement has been signed on July 31, 1996 by the following persons in the capacities indicated.



SIGNATURE                                                              TITLE(S)
- ---------                                                              --------

                     *                           Chairman, President and Chief Executive Officer (principal
- --------------------------------------------     executive officer) and Director
              Hugh M. Patinkin

                                                 Executive Vice President, Finance and Administration, and
- --------------------------------------------     Treasurer (principal financial and accounting officer) and Director
             John R. Desjardins


                     *                           Director
- --------------------------------------------
            Matthew M. Patinkin


                     *                           Director
- --------------------------------------------
            Rodney L. Goldstein


                     *                           Director
- --------------------------------------------
              Samuel B. Guren

                     *                           Director
- -------------------------------------------
            Norman J. Patinkin

                     *                           Director
- -------------------------------------------
                Jack A. Smith



* By:  /s/ John R. Desjardins
      -----------------------------
           John R. Desjardins
            Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT NO.                                        DESCRIPTION
- -----------                                        -----------

     3.1     --    Restated Certificate of Incorporation of the Company
                   (incorporated by reference to Exhibit 3.1 of the Company's
                   Registration Statement on Form S-1 (Commission File No.
                   333-1794) (the "Common Stock Registration Statement"))

     3.2     --    Restated By-Laws of the Company (incorporated by reference to
                   Exhibit 3.2 of the Common Stock Registration Statement)

     4.1     --    Stockholders Rights Plan

     4.2     --    Certificate of Designations of Series A Junior Participating
                   Preferred Stock  (incorporated by reference to Exhibit 4.2 of the Common Stock Registration Statement)

    *4.3     --    Indenture governing the Notes dated as of April 15, 1996
                   between the Company and Norwest Bank Minnesota, National
                   Association, as Trustee

     4.4     --    Form of First Supplemental Indenture to the Indenture

    *4.5     --    Form of Series A Notes (included in Exhibit 4.3 to this
                   Registration Statement)

    *4.6     --    Form of Series B Notes (included in Exhibit 4.3 to this
                   Registration Statement)

    *4.7     --    Form of Series C Notes (included in Exhibit 4.3 to this
                   Registration Statement)

    *4.8     --    Form of Series D Notes (included in Exhibit 4.3 to this
                   Registration Statement)

     5.1     --    Opinion of Sidley & Austin

    10.1     --    Second Amended and Restated Registration Agreement

    10.2     --    Letter Agreements re: Incentive Stock Option dated September
                   28, 1995 between the Company and each of Hugh M. Patinkin,
                   John R. Desjardins and Matthew M. Patinkin, respectively;
                   Letter Agreement re: Incentive Stock Option dated October 5,
                   1995 between the Company and John J. Guarnaccia (incorporated by reference to Exhibit 10.2 of the Common Stock Registration
                   Statement)

    10.3     --    Letter Agreements re: Restricted Stock Awards dated September
                   28, 1995 between the Company and each of Hugh M. Patinkin,
                   John R. Desjardins and Matthew M. Patinkin, respectively
                   (incorporated by reference to Exhibit 10.3 of the Common
                   Stock Registration Statement)

    10.4     --    Letter Agreements re: Incentive Compensation dated September
                   28, 1995 between the Company and each of Hugh M. Patinkin,
                   John R. Desjardins and Matthew M. Patinkin, respectively
                   (incorporated by reference to Exhibit 10.4 of the Common
                   Stock Registration Statement)

    10.5     --    Form of the Company's 1995 Executive Incentive Stock Option
                   Plan (incorporated by reference to Exhibit 10.5 of the Common
                   Stock Registration Statement)

    10.6     --    Letter Agreement re: Incentive Stock Option between the
                   Company and Lynn D. Eisenheim (incorporated by reference to
                   Exhibit 10.6 of the Common Stock Registration Statement)

    10.7     --    Form of the Company's 1996 Long-Term Incentive Plan

  ++10.8     --    Amended and Restated Private Label Revolving Credit Plan
                   Agreement, dated May 31, 1996, between the Company and Bank
                   One, Dayton NA






 10.9     --      Lease dated May 14, 1992 between the Company and New York Life Insurance Company relating to the Company's corporate headquarters (incorporated by reference to Exhibit 10.9 of the Common Stock Registration Statement)

*10.10    --      Revolving Credit, Term Loan and Gold Consignment Agreement, dated as of May 3, 1996, among the Company, the Banks
                  (as defined therein), The First National Bank of Boston and Rhode Island Hospital Trust National Bank, as Agents
                  for the Banks, governing the Bank Facility and the Gold Consignment Facility

*10.11    --      Executive Severance Agreements, each dated May 7, 1996, between the Company and each of Hugh M. Patinkin, John R.
                  Desjardins, Matthew M. Patinkin and Lynn D. Eisenheim, respectively

*10.12    --      ESOP Restructuring Agreement, dated as of March 29, 1996, between the Company and the Marks Bros. Jewelers, Inc.
                  Employee Stock Ownership Trust

 12.1     --      Computation of ratio of earnings to fixed charges

 23.1     --      Consent of Coopers & Lybrand L.L.P.

 23.2     --      Consent of Sidley & Austin (included in Exhibit 5.1)

 24.1     --      Powers of Attorney  (certain powers of attorney were included in the signature page of this Registration
                  Statement)

 25.1    --      Statement of Eligibility of Trustee on Form T-1 of Norwest Bank Minnesota, National Association

 99.1    --      Letter of Transmittal

 99.2    --      Notice of Guaranteed Delivery

 99.3    --      Letter from Registered Holders to Clients

 99.4    --      Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees


______________________________________________________________

* Previously filed



++ Confidential material appearing in this exhibit was omitted and filed separately with the Securities and Exchange Commission on August 1, 1996 in accordance with Rule 406 promulgated under the Securities Act of 1933, as amended, ("Rule 406").